
07054979

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.4 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


SEC MAIL
RECEIVED
PROCESSING
JUN 1 1 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

NORTHFIELD BANCORP, INC.
(Exact Name of Registrant as Specified in Charter)

0001401700
(Registrant's CIK Number)

Exhibit 99.4 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-143643
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Staten Island, New York, on June 7, 2007.

NORTHFIELD BANCORP, INC.

By: 

John Alexander
Chairman and Chief Executive Officer

Northfield Bancorp, Inc.

Conversion Valuation Appraisal

May 29, 2007

Table of Contents
Northfield Bancorp, Inc.
Staten Island, New York

List of Figures
Northfield Bancorp, Inc.
Staten Island, New York

List of Exhibits
Northfield Bancorp, Inc.
Staten Island, New York

Introduction

Northfield Bancorp, Inc. (the "Mid-tier"), is offering for sale shares of its common stock. The shares being offered represent 43.00% of the shares of common stock of the Mid-tier that will be outstanding following the reorganization. The Mid-tier also intends to contribute 2.0% of the shares of the Mid-tier that will be outstanding following the reorganization to a charitable foundation. Additionally, the Mid-tier will contribute $3.0 million in cash to the charitable foundation. After the stock offering, over 50.0% of the Mid-tier outstanding shares of common stock will be owned by Northfield Bancorp, MHC (the "MHC"), the mutual holding company parent. This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of Northfield Bancorp, Inc. (hereafter referred to on a consolidated basis as the "Bank").

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 43.00% of the total shares will be sold to the depositors and public,
- 2.00% of the total shares will be contributed to a charitable foundation,
- cash equal to $3.0 million will be contributed to a charitable foundation,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $2.8 million at the midpoint,
- there will be an ESOP equal to 3.92% of the total shares outstanding funded internally, amortized over 30 years straight-line,
- there will be an MRP equal to 1.96% of the total shares outstanding, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 4.90% of the total shares outstanding, expensed at $3.20 per option over 5 years straight-line,
- the tax rate is assumed at 40.00%, and
- the net proceeds will be invested at the one-year treasury rate of 4.90%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank's audited financials for the years ended December 31, 2005 and December 31, 2006 and the unaudited financials for the three months ended March 31, 2007. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Sandler O'Neill + Partners L.P. (the Bank's underwriter), and Luse Gorman Pomerenk & Schick, P.C. (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of March 31, 2007, the Bank had $1.3 billion in total assets, $966.5 million in deposits, $421.8 million in net loans and $171.0 million in equity.

FIGURE 1 - KEY BALANCE SHEET DATA

	March 31,		December 31,			
	2007	2006	2005	2004	2003	2002
			($ in 000's)			
Selected Financial Data						
Total assets	$ 1,292,906	$ 1,294,747	$ 1,408,562	$ 1,566,564	$ 1,466,755	$ 1,307,918
Cash and cash equivelents	48,793	60,624	38,368	94,297	65,855	83,092
Securtiies available for sale, at esitmated market	681,155	713,498	863,464	1,012,767	939,649	610,739
Securties held-to-maturity	24,498	26,169	34,841	56,148	88,365	236,169
Trading securities	2,899	2,667	2,360	2,087	1,208	-
Loans, net	421,835	404,159	382,672	317,525	279,830	300,188
Loans held-for-sale	340	125	-	99	1,539	3,752
Bank owned life insurance	40,255	32,866	31,635	30,425	29,227	23,548
Federal Home Loan Bank of New York stock, at	6,781	7,186	11,529	15,675	13,930	11,027
Securities sold under repurchase agreements	117,000	106,000	206,000	310,500	261,379	151,419
Other borrowings	22,507	22,534	27,629	51,208	22,500	-
Deposits	966,491	989,789	1,010,146	1,041,533	1,021,689	1,000,738
Stockholder's equity	$ 170,990	$ 163,994	$ 151,759	$ 151,984	$ 137,887	$ 127,761

Source: Offering Prospectus

FIGURE 2 - KEY RATIOS

	March 31,		December 31,				
	2007	2006	2006	2005	2004	2003	2002
Selected Financial Ratios and Other Data:							
Performance Ratios:							
Return on assets	1.48%	0.93%	0.80%	0.88%	1.13%	1.05%	0.92%
Return on equity	11.53%	[illegible].48%	7.01%	8.63%	11.34%	11.27%	8.98%
Interest rate spread	2.21%	[illegible].60%	2.40%	2.67%	2.71%	2.57%	2.93%
Net interest margin	2.72%	[illegible].95%	2.81%	2.94%	2.91%	2.76%	3.34%
Efficiency ratio	43.48%	5[illegible].15%	58.01%	45.79%	42.49%	44.18%	60.23%
Non-interest expense to average total assets	1.90%	1.65%	1.77%	1.42%	1.35%	1.32%	2.16%
Average interest-earning assets to average interest-bearing liabilities	121.46%	11[illegible].00%	118.89%	115.69%	115.25%	111.90%	114.96%
Average equity to average total assets	12.84%	10.99%	11.47%	10.21%	9.97%	9.30%	10.24%
Asset Quality Ratios:							
Non-performing assets to total assets	0.69%	0.25%	0.55%	0.15%	0.15%	0.27%	0.15%
Non-performing loans to total loans	2.07%	0.84%	1.74%	0.53%	0.72%	1.40%	0.66%
Allowance for loan losses to non-performing loans	61.57%	14[illegible].30%	70.70%	232.88%	136.58%	69.50%	138.73%
Allowance for loan losses to total loans	1.28%	[illegible].23%	1.23%	1.24%	0.99%	0.98%	0.91%
Capital Ratios:							
Total capital (to risk-weighted assets)	25.60%	2[illegible].58%	25.03%	23.72%	23.81%	22.69%	16.56%
Tier I capital (to risk-weighted assets)	24.76%	2[illegible].83%	24.25%	22.97%	23.27%	22.18%	15.81%
Tier I capital (to average assets)	12.85%	1[illegible].20%	12.38%	10.62%	9.15%	8.34%	7.31%
Other Data:							
Number of full service offices	18	19	19	19	19	19	19
Full time equivalent employees	203	205	208	201	199	196	187

Source: Offering Prospectus

HISTORY AND OVERVIEW

The Bank was organized in 1887, and in 1995, the Bank reorganized into the mutual holding company structure. The Bank changed its name to Northfield Bank from Northfield Savings Bank in 2006, and began using the new name on January 1, 2007 for trade purposes. The Bank formed Northfield Bancorp, Inc. (then named Northfield Holdings Corp.) as the mid-tier stock holding company in 2002 to facilitate the acquisition of Liberty Bank, discussed below. The Bank's principal business consists of offering accepting deposits, investing in mortgage-backed securities held as available for sale, originating commercial mortgage loans, construction and land loans and multifamily residential real estate mortgage loans and, to a lesser extent, originating commercial and industrial loans, one- to four-family residential real estate mortgage loans and home equity loans and lines of credit. The Bank operates from its main office in Staten Island, New York and its 17 additional branch offices located in New York and New Jersey.

From 1887 until 2002, the Bank's operations were focused on markets in Staten Island, New York. In 2002, the Bank acquired Liberty Bank, which operated from seven offices in Middlesex and Union Counties, New Jersey. In 2006, the Bank established a loan production office in Brooklyn, New York, which was subsequently converted to a full-service branch office in April 2007.

STRATEGIC DIRECTION

The highlights of the Bank's business strategy are:

- Remaining a community-oriented financial institution;
- Continuing its focus on commercial real estate lending and construction and land lending;
- Expanding its branch network;
- Increasing its origination of home equity and second mortgage loans;
- Maintaining high asset quality; and
- Purchasing investment securities.

BALANCE SHEET TRENDS

The Bank's balance sheet decreased by $1.8 million, or 0.14%, from December 31, 2006 to March 31, 2007. Total assets have trended downward since December 31, 2004.

Equity increased $7.0 million from $164.0 million at December 31, 2006 to $171.0 million at March 31, 2007. The equity to assets ratio was 13.23% at March 31, 2007.

FIGURE 3 - ASSET AND RETAINED EARNINGS CHART


$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Asset ($ in thousands)
$1,466,755
$1,566,564
$1,408,562
$1,294,747
$1,292,906
Dec-03
Dec-04
Dec-05
Dec-06
Mar-07
Assets
Equity
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Equity ($ in thousands)

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $17.7 million from December 31, 2006 to March 31, 2007, and as a percent of assets, the loan portfolio has increased from 31.22% to 32.63%, respectively.

FIGURE 4 - NET LOANS RECEIVABLE CHART


$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Loans receivable, net
$ in thousands
$279,830
$317,525
$382,672
$404,159
$421,835
Dec-03
Dec-04
Dec-05
Dec-06
Mar-07
Loans receivable, net
Net loans to assets
Net loans to assets ratio

Source: Offering Prospectus

The loan portfolio has grown between December 31, 2003 and March 31, 2007. The mix shifted away from residential mortgages and towards commercial mortgages and construction loans.

FIGURE 5 - LOAN MIX AS OF MARCH 31, 2007

	March 31,		December 31,							
	2007		2006		2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					($ in 000's)					
Real estate loans:										
Commercial mortgages	$ 229,235	53.6%	$ 207,680	50.8%	$ 65,657	42.7%	$ 125,033	39.0%	$ 81,497	28.8%
Residential mortgages	104,621	24.5%	107,572	26.3%	27,477	32.9%	131,358	41.0%	154,702	54.7%
Construction	52,490	12.3%	52,124	12.7%	52,890	13.6%	27,898	8.7%	6,129	2.2%
Multifamily	14,328	3.4%	13,276	3.2%	14,105	3.6%	12,506	3.9%	17,267	6.1%
Equity loans and second mortgages	12,751	3.0%	13,922	3.4%	16,105	4.2%	17,027	5.3%	18,485	6.5%
Commercial and industrial loans	10,810	2.5%	11,022	2.7%	8,068	2.1%	2,864	0.9%	511	0.2%
Other loans	3,140	0.7%	3,597	0.9%	3,510	0.9%	4,058	1.3%	3,972	1.4%
Total loans	427,375	100.0%	409,193	100.0%	: 87,812	100.0%	320,744	100.0%	282,563	100.0%
Deferred loan fees, net	(84)		(4)		(345)		(53)		22	
Allowance for loan losses	(5,456)		(5,030)		(4,795)		(3,166)		(2,755)	
Total loans, net	$ 421,835		$ 404,159		$: 82,672		$ 317,525		$ 279,830	

Source: Offering Prospectus

The largest component of the loan portfolio is commercial mortgages, accounting for 53.6% of total loans.

FIGURE 6 - LOAN MIX AT MARCH 31, 2007


Equity loans and second mortgages 3.0%
Multifamily 3.4%
Commercial and industrial loans 2.5%
Construction 12.3%
Other loans 0.7%
Residential mortgages 24.5%
Commercial mortgages 53.6%

Source: Offering Prospectus

INVESTMENTS

The investment portfolio has had a downward trend since December 31, 2004. Between December 31, 2004 and March 31, 2007 the portfolio declined $362.5 thousand, or 33.84%.

FIGURE 7 - SECURITIES CHART


$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$ in thousands
$1,029,222
$1,071,002
$900,665
$742,334
$708,552
Dec-03
Dec-04
Dec-05
Dec-06
Mar-07

Note: Securities designated AFS were shown at market value and securities designated HTM were shown at amortized cost.
Source: Offering Prospectus

Investments and Mortgage-Backed Securities

The following table provides the Bank's investment portfolio.

Figure 8 - Investment Mix

	At March 31,		At December 31,					
	2007		2006		2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities held to maturity:				($ in 000's)				
Mortgage-backed securities:								
[illegible]	$ 1,235	$ 1,199	$ 1,240	$ 1,203	$ 1,258	$ 1,222	$ 1,275	$ 1,275
Ginnie Mae	5	6	5	6	11	12	13	15
Fannie Mae	10,623	10,649	11,494	11,485	15,425	15,531	21,172	21,993
Real estate mortgage investment conduits	12,635	12,154	13,430	12,825	18,147	17,320	27,634	27,407
Corporate bonds	-	-	-	-	-	-	6,054	6,131
Total securities held-to-maturity	$ 24,498	$ 24,008	$ 26,169	$ 25,519	$ 34,841	$ 34,085	$ 56,148	$ 56,821

	At March 31,		At December 31,					
	2007		2006		2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:				($ in 000's)				
Mortgage-backed securities:								
Freddie Mac	$ 82,002	$ 79,209	$ 87,731	$ 84,533	$ 106,714	$ 103,250	$ 131,366	$ 130,510
Fannie Mae	437,364	423,484	464,952	418,518	571,371	554,095	641,399	639,348
Real estate mortgage investment conduits	147,593	144,627	132,454	128,654	174,379	169,777	198,710	198,350
Corporate bonds	30,706	30,697	44,390	44,345	34,393	33,696	42,811	42,775
Equity Securities	3,175	3,138	7,491	7,448	2,673	2,646	1,793	1,784
Total securities avialable for sale	$ 700,840	$ 681,155	$ 737,018	$ 7[illegible]3,498	$ 889,530	$ 863,464	$ 1,016,079	$ 1,012,767

Source: Offering Prospectus

ASSET QUALITY

The Bank's level of nonperforming assets has trended upward since December 31, 2005. Between December 31, 2006 and March 31, 2007, nonperforming assets increased $1.7 million. At March 31, 2007, nonperforming assets were $8.9 million, or 0.69% of total assets.

FIGURE 9 - ASSET QUALITY CHART



Nonperforming Assets
NPAs to Pd End Assets
$3,964
$2,318
$2,059
$7,115
$8,862
$10,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
$ in thousands
NPAs to Pd End Assets
Dec-03
Dec-04
Dec-05
Dec-06
Mar-07

Source: Offering Prospectus

At March 31, 2007, the Bank's nonperforming loans to total loan ratio was 2.07% and the nonperforming assets to total assets ratio was 0.69%.

FIGURE 10 - NONPERFORMING LOANS

	At March 31,	At December 31,				
	2007	2006	2005	2004	2003	2002
			($ in 000's)			
Non-accrual loans:						
Real estate loans:						
Commercial mortgage	$ 5,678	$ 5,167	$ 124	$ 944	$ 1,699	$ 308
Residential mortgage	233	234	290	545	773	1,089
Construction	450	-	-	-	-	-
Multifamily	294	-	-	-	-	-
Equity loans	48	36	62	352	418	19
Commercial and industrial loans	1,156	905	885	-	5	-
Other loans	-	-	-	60	-	31
Total non accrual loans	7,859	6,342	1,361	1,901	2,895	1,447
Loans greater than 90 days delinquent and still accruing:						
Real estate loans:						
Commercial mortgage	-	-	-	-	148	-
Residential mortgage	-		698		147	200
Construction	502	275	-	-	-	-
Multifamily	-		-	-	-	-
Equity Loans	471	-	-	60	174	43
Commercial and industrial loans	-	498	-	-	-	-
Other loans	30	-	-	357	600	298
Total loans greater 90 days delinquent and	1,003	773	698	417	1,069	541
Total non-performing loans	8,862	7,115	2,059	2,318	3,964	1,988
Total real estate owned	-	-	-	-	-	-
Total non-performing assets	$ 8,862	$ 7,115	$ 2,059	$ 2,318	$ 3,964	$ 1,988
Ratios:						
Non-performing loans to total loans	2.07%	1.74%	0.53%	0.72%	1.40%	0.66%
Non-performing assets to total assets	0.69%	0.56%	0.15%	0.15%	0.27%	0.15%

Source: Offering Prospectus

The ALLL increased $426 thousand from December 31, 2006 to March 31, 2007. The Bank's ALLL to loans ratio increased from 1.23% at December 31, 2006 to 1.28% at March 31, 2007.

FIGURE 11 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


ALLL
ALLL to Loans
ALLL
$ in thousands
ALLL to Loans
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
$2,755
$3,166
$4,795
$5,030
$5,456
Dec-03
Dec-04
Dec-05
Dec-06
Mar-07

Source: Offering Prospectus

FUNDING COMPOSITION

Both deposits and borrowings have trended downward s.nce December 31, 2004.

From December 31, 2006 to March 31, 2007, deposits decreased $23.3 million. The decrease was entirely attributable to the sale of $26.6 million in deposits and two branches. Borrowings increased by $11.0 million between December 31, 2006 and March 31, 2007.

FIGURE 12 - DEPOSIT AND BORROWING TREND CHART


$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$ in thousands
Total Deposits
Borrowed Funds
$1,021,689
$283,879
$1,041,533
$361,708
$1,010,146
$233,629
$989,789
$128,534
$966,491
$139,507
Dec-03
Dec-04
Dec-05
Dec-06
Mar-07

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of March 31, 2007. The largest portion of the deposit mix is certificates of deposit which account for 50.4% of the portfolio.

FIGURE 13 - DEPOSIT MIX


Non-interest bearing
9.9%
NOW Accounts
3.8%
Savings accounts
35.9%
Certificate of deposits
50.4%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart provides the net portfolio value sensitivity in various interest rate shock scenarios.

FIGURE 14 - INTEREST RATE RISK

Change in Interest Rates	Estimated Net Portfolio Value			Estimated Net Interest Income	Increase (Decrease) in Estimated Net Interest Income	
	$ Amount	$ Change	% Change		Amount	Percent
(basis points)				($ in 000's)		
+300	$ 167,431	$ (52,689)	-23.9%	$ 30,254	$ (5,115)	-14.5%
+200	184,139	(35,981)	-16.3%	31,992	(3,377)	-9.5%
+100	201,787	(18,333)	-8.3%	33,701	(1,668)	-4.7%
0	220,120	-	0.0%	35,369	-	0.0%
-100	236,145	16,025	7.3%	36,480	1,111	3.1%
-200	$ 243,654	$ 23,534	10.7%	$ 35,092	$ (277)	-0.8%

Source: Offering Prospectus

NET WORTH AND CAPITAL

At March 31, 2007 the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 15 - CAPITAL ANALYSIS

Bank Level Regulatory Capital Position	At March 31, 2007		
		Amount ($000's)	Percentage of Assets
GAAP Capital	$	170,990	13.23%
Tangible Capital			
Capital Level	$	165,552	12.85%
Requirement		19,327	1.50%
Excess	$	146,225	11.35%
Tier 1 (Core) Capital (to Average Assets)			
Capital Level	$	165,552	12.85%
Requirement		51,539	4.00%
Excess	$	114,013	8.85%
Tier 1 (Core) Capital (to Risk-Weighted Assets)			
Capital Level	$	165,552	24.76%
Requirement		26,747	4.00%
Excess	$	138,805	20.76%
Total Capital (to Risk-Weighted Assets)			
Capital Level	$	171,189	25.60%
Requirement		53,494	8.00%
Excess	$	117,695	17.60%

Source: Offering Prospectus

PROFITABILITY TRENDS

The Bank's annual net income has trended downward from the year ended December 31, 2004 through the year ended December 31, 2006. The decrease was primarily attributable to declining net interest income and rising noninterest expense.

Net income increased from March 31, 2006 to March 31, 2007 by $1.5 million. The primary reason for the increase is the gain on sale of the two branches with deposits which was consummated in the first quarter of 2007. The sale of the branches and deposits resulted in a pre-tax gain of $4.3 million.

FIGURE 16 - NET INCOME CHART


$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$ in thousands
$15,013
$16,366
$13,159
$10,842
$3,180
$4,693
Dec-03
Dec-04
Dec-05
Dec-06
For the Twelve Months Ended
Mar-06
Mar-07
For the Three Months Ended

Source: Offering Prospectus

The following table provides FinPro's calculation of the Bank's core net income for the twelve months ended March 31, 2007.

FIGURE 17 - CORE NET INCOME CALCULATION

Unaudited		For the Twelve Months Ended March 31, 2007
		($000's)
Net Income as Reported	$	12,355
Pre-Tax Adjustments:		
Less: Gain on sale of deposits/branches		(4,308)
Plus: Cost of former President's retirement package		1,608
Less: Net gain on sale of securities		(155)
Total Adjustments		(2,855)
Tax Impact (40%)		(1,142)
After-Tax Adjustments		(1,713)
Core Net Income	$	10,642
Core ROAA		0.80%
Core ROAE		6.74%

Source: Offering Prospectus and FinPro

The net interest spread and margin decreased between the three months ended March 31, 2006 and the three months ended March 31, 2007. The decline was a function a larger increase in the cost of average interest bearing liabilities relative to the increase in the yield on average earning assets.

FIGURE 18 - AVERAGE YIELDS AND COSTS

	For the Three Months Ended March 31,					
	2007			2006		
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
Interest-earning assets:						
Loans	$ 416,871	$ 6,913	6.73%	$ 392,872	$ 6,441	6.65%
Mortgage backed securities	700,608	7,199	4.17%	866,950	8,882	4.15%
Other securities	55,600	675	4.92%	41,445	377	3.69%
Federal Home Loan Bank of New York stock dividends	6,922	140	8.20%	11,385	159	5.66%
Interest-earning deposits	49,445	575	4.72%	19,692	246	5.07%
Total interest-earning assets	1,229,446	15,502	5.11%	1,332,344	16,105	4.90%
Non-interest-earning assets	56,031			51,197		
Total assets	$ 1,285,477			$ 1,383,541		
Interest-bearing liabilities:						
NOW accounts	$ 37,820	149	1.60%	$ 36,183	45	0.50%
Savings accounts	353,221	597	0.69%	432,764	743	0.70%
Certificates of deposit	496,123	5,319	4.35%	439,878	3,719	3.43%
Total deposits	887,164	6,065	2.77%	908,825	4,507	2.01%
Repurchase agreements	102,577	968	3.83%	187,277	1,602	3.47%
Other borrowings	22,496	211	3.80%	32,993	300	3.69%
Total interest-bearing liabilities	1,012,237	7,244	2.90%	1,129,095	6,409	2.30%
Non-interest-bearing liabilities	108,174			102,329		
Total liabilities	1,120,411			1,231,424		
Stockholder's equity	165,066			152,117		
Total liabilities and stockholder's equity	$ 1,285,477			$ 1,383,541		
Net interest income		$ 8,258			$ 9,696	
Net interest rate spread			2.21%			2.60%
Net interest-earning assets	$ 217,209			$ 203,249		
Net interest margin			2.72%			2.95%
Average of interest-earning assets to interest-bearing liabilities			121.46%			118.00%

Source: Offering Prospectus

Spread and margin declined between the twelve month period ended December 31, 2005 and the twelve month period ended December 31, 2006. Spread and margin both decreased between the three months ended March 31, 2006, and the three months ended March 31, 2007. The decline was a function a larger increase in the cost of average interest bearing liabilities relative to the increase in the yield on average earning assets.

FIGURE 19 - SPREAD AND MARGIN CHART


3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.76%
2.91%
2.94%
2.81%
2.95%
2.72%
2.57%
2.71%
2.67%
2.40%
2.60%
2.21%
Spread
Margin
Dec-03
Dec-04
Dec-05
Dec-06
Mar-06
Mar-07
For the Twelve Months Ended
For the Three Months Ended

Source: Offering Prospectus

The Bank's annual net income has trended downward from the year ended December 31, 2004 through the year ended December 31, 2006. The decrease was primarily attributable to declining net interest income and rising noninterest expense.

Net income increased from March 31, 2006 to March 31, 2007 by $1.5 million. The primary reason for the increase is the gain on sale of the two branches with deposits which was consummated in the first quarter of 2007. The sale of the branches and deposits resulted in a pre-tax gain of $4.3 million.

FIGURE 20 - INCOME STATEMENT TRENDS

	Three Month Period Ended March 31,		Twelve Month Period Ended December 31,			
	2007	2006	2006	2005	2004	2003
			($ in 000's)			
Total interest income	$ 15,502	$ 16,105	$ 64,867	$ 66,302	$ 58,851	$ 59,345
Total interest expense	7,244	6,409	28,406	24,234	18,272	21,949
Net interest income before provision for loan losses	8,258	9,696	36,461	42,068	40,579	37,396
Provision for loan losses	440	150	235	1,629	410	-
Net interest income after provision for loan losses	7,818	9,546	36,226	40,439	40,169	37,396
Total non-interest income	5,602	1,129	4,600	4,354	5,401	5,316
Total non-interest expense	6,026	5,645	23,818	21,258	19,536	18,869
Income before income tax expense	7,394	5,030	17,008	23,535	26,034	23,843
Income tax expense	2,701	1,850	6,166	10,376	9,668	8,830
Net income	$ 4,693	$ 3,180	$ 10,842	$ 13,159	$ 16,366	$ 15,013

Source: Offering Prospectus

Between the fiscal years ended 2004 and 2006 ROAA and ROAE decreased.

The Bank's ROAA and ROAE for the three month period ended March 31, 2007 were 1.48% and 11.53%, respectively.

FIGURE 21 - PROFITABILITY TREND CHART



1.60%
1.40%
1.20%
0.80%
0.60%
0.40%
0.20%
0.00%
ROAA
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
ROAE
ROAA
ROAE
Dec-03
Dec-04
Dec-05
Mar-06
Mar-07
For the Twelve Months Ended
For the Three Months Ended

Source: Offering Prospectus

LEGAL PROCEEDINGS

In the normal course of business, the Bank may be party to various outstanding legal proceedings and claims. In the opinion of management, the consolidated financial statements will not be materially affected by the outcome of such legal proceedings and claims as of March 31, 2007.

INFORMAL REGULATORY AGREEMENT

Effective June 27, 2005, the Bank entered into an informal agreement with the Federal Deposit Insurance Corporation and the New York State Department of Banking, relating to supervisory issues in connection with the Bank Secrecy Act, the USA Patriot Act and related anti-money laundering laws. The Bank will be subject to the conditions of this agreement with the Office of Thrift Supervision following the completion of the stock offering and conversion to a federal charter. The agreement required, among other things, that the Bank take actions to correct violations of rules and regulations related to the Bank Secrecy Act, establish a comprehensive Bank Secrecy Act program and amend Bank Secrecy Act policies, analyze and implement plans to ensure adequate Bank Secrecy Act staff and training, implement new policies, procedures and systems with respect to wire transfers and suspicious activities, improve filing procedures for currency transaction reports, and, on a quarterly basis, furnish written reports to the Federal Deposit Insurance Corporation and the New York State Department of Banking detailing actions taken in connection with and compliance with the informal agreement.

Following the charter conversion, compliance with the conditions of this agreement ultimately will be determined by the Office of Thrift Supervision during its future examinations. There can be no assurances that the Office of Thrift Supervision will deem the Bank to be in compliance with the agreement, that the agreement will be removed in the foreseeable future, or that the Bank will not be subject to additional supervisory actions. Although existence of this agreement could restrict the Bank's ability to receive regulatory approvals to establish branch offices or consummate acquisitions of other financial institutions, the Federal Deposit Insurance Corporation and the New York State Department of Banking recently permitted the Bank to establish a new branch office. Management believes that they have taken all appropriate actions to remedy deficiencies in the Bank's anti-money laundering program, and that the Bank is in substantial compliance with requirements of the informal agreement.

SUBSIDIARIES

Northfield Bank owns 100% of the common stock of NSB Services, which in turn owns 100% of the voting common stock of NSB Realty Trust. NSB Services is a Delaware corporation that holds investment securities. NSB Realty Trust is a Maryland real estate investment trust that holds mortgage loans, securities and other investments. NSB Insurance Agency receives nominal commissions from the sale of life insurance by employees of Northfield Bank. Northfield Bank also owns all or a portion of three additional, inactive corporations.

2. Market Area Analysis

The following tables provide deposit and demographic data for Richmond, Kings, Middlesex and Union Counties.

FIGURE 22 - DEPOSIT AND DEMOGRAPHIC DATA FOR RICHMOND COUNTY

Market: Richmond, NY						Deposit Data as of 6/30/2006
Deposits Summary						
(Deposit data in $000)						
	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	4,197,368	4,434,680	4,776,846	5,464,995	5,299,145	6.00
Thrift Deposits	3,107,788	3,154,131	569,753	611,500	3,143,222	0.28
Savings Bank Deposits	0	276,631	2,539,342	2,480,918	53,662	NA
Credit Union Deposits	9,029	8,871	9,375	9,723	9,629	1.62
Total Deposits	7,305,156	7,865,442	7,885,941	8,557,413	8,496,029	3.85
Demographic Data						
	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011	
Total Population:	443,728	472,944	495,526	6.58	4.77	
0-14 Age Group (%):	21	21	19	5.12	-3.43	
15-34 Age Group (%):	27	26	27	4.53	8.26	
35-54 Age Group (%):	31	30	29	4.43	0.90	
55+ Age Group (%):	21	22	24	13.96	13.69	
Total Households:	156,341	166,726	175,180	6.64	5.07	
$0-24K Households (%):	22	17	14	-15.94	-12.86	
$25-50K Households (%):	23	18	15	-15.85	-12.80	
$50K+ Households (%):	55	65	71	24.99	14.87	
Average Household Income:	66,947	87,224	108,420	30.29	24.30	
Median Household Income:	55,095	68,969	83,590	25.18	21.20	
Per Capita Income:	23,905	31,027	38,622	29.79	24.48	
Source: ESRI						

Source: SNL Securities

FIGURE 23 - DEPOSIT AND DEMOGRAPHIC DATA FOR KINGS COUNTY

Market: Richmond, NY						Deposit Data as of 6/30/2006
Deposits Summary						
(Deposit data in $000)						
	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	4,197,368	4,434,680	4,776,846	5,464,995	5,299,145	6.00
Thrift Deposits	3,107,788	3,154,131	569,753	611,500	3,143,222	0.28
Savings Bank Deposits	0	276,631	2,539,342	2,480,918	53,662	NA
Credit Union Deposits	9,029	8,871	9,375	9,723	9,629	1.62
Total Deposits	7,305,156	7,865,442	7,885,941	8,557,413	8,496,029	3.85
Demographic Data						
	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011	
Total Population:	443,728	472,944	495,526	6.58	4.77	
0-14 Age Group (%):	21	21	19	5.12	-3.43	
15-34 Age Group (%):	27	26	27	4.53	8.26	
35-54 Age Group (%):	31	30	29	4.43	0.90	
55+ Age Group (%):	21	22	24	13.96	13.69	
Total Households:	156,341	166,726	175,180	6.64	5.07	
$0-24K Households (%):	22	17	14	-15.94	-12.86	
$25-50K Households (%):	23	18	15	-15.85	-12.80	
$50K+ Households (%):	55	65	71	24.99	14.87	
Average Household Income:	66,947	87,224	108,420	30.29	24.30	
Median Household Income:	55,095	68,969	83,590	25.18	21.20	
Per Capita Income:	23,905	31,027	38,622	29.79	24.48	
Source: ESRI						

Source: SNL Securities

FIGURE 24 - DEPOSIT AND DEMOGRAPHIC DATA FOR MIDDLESEX COUNTY

Market: Middlesex, NJ — Deposit Data as of 6/30/2006

Deposits Summary (Deposit data in $000)	6/2002	6/2003	6/200	6/2005	6/2006	CAGR(%)
Bank Deposits	9,852,678	11,580,779	12,025,24	13,594,150	14,621,791	10.37
Thrift Deposits	16,067,043	14,485,587	13,257,24	12,013,960	11,275,625	-8.47
Savings Bank Deposits	651,690	1,747,984	1,889,99	675,572	215,761	-24.15
Credit Union Deposits	512,819	567,547	577,63	582,753	575,492	2.92
Total Deposits	26,571,411	27,814,350	27,172,47	26,283,682	26,113,177	-0.43

Demographic Data	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	750,162	795,973	837,50	6.11	5.22
0-14 Age Group (%):	20	20	1	5.36	0.45
15-34 Age Group (%):	29	27	27	-0.98	5.21
35-54 Age Group (%):	31	31	3	7.34	2.78
55+ Age Group (%):	21	22	24	14.88	12.81
Total Households:	265,815	276,869	292,598	4.91	4.92
$0-24K Households (%):	16	13	11	-18.50	-11.85
$25-50K Households (%):	23	18	15	-18.37	-13.91
$50K+ Households (%):	60	69	75	20.18	12.91
Average Household Income:	73,979	94,524	114,729	27.77	21.38
Median Household Income:	61,408	75,672	88,250	23.23	16.62
Per Capita Income:	26,535	33,540	40,527	26.40	20.83

Source: ESRI

Source: SNL Securities

FIGURE 25 - DEPOSIT AND DEMOGRAPHIC DATA FOR UNION COUNTY

Market: Union, NJ — Deposit Data as of 6/30/2006

Deposits Summary (Deposit data in $000)	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	10,401,149	11,040,264	11,480,731	11,090,376	11,080,015	1.59
Thrift Deposits	1,970,168	1,769,843	2,078,962	2,218,431	2,634,456	7.53
Savings Bank Deposits	976,803	1,401,925	1,587,006	1,583,345	1,131,363	3.74
Credit Union Deposits	1,398,247	1,634,182	1,762,917	1,747,496	1,626,766	3.86
Total Deposits	13,348,140	14,212,032	15,146,699	14,892,152	14,845,834	2.69

Demographic Data	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	522,541	538,707	547,869	3.09	1.70
0-14 Age Group (%):	21	21	20	4.71	-3.73
15-34 Age Group (%):	26	25	26	-1.75	4.65
35-54 Age Group (%):	30	31	30	4.51	-1.30
55+ Age Group (%):	23	23	24	5.29	7.55
Total Households:	186,124	188,480	190,513	1.27	1.08
$0-24K Households (%):	21	17	14	-19.77	-13.68
$25-50K Households (%):	24	20	18	-13.57	-12.39
$50K+ Households (%):	55	63	68	15.87	9.47
Average Household Income:	74,986	94,205	113,899	25.63	20.91
Median Household Income:	55,364	66,374	77,660	19.89	17.00
Per Capita Income:	26,992	33,195	39,862	22.98	20.08

Source: ESRI

Source: SNL Securities

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded Mutual Holding Companies ("MHCs"). The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. MHCs also have the potential for a remutualization transaction. Due to these differences, MHC trading multiples are substantially different from fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of liquidly traded MHCs.

As of the date of this appraisal, there are a total of 71 MHCs nationally, of these, 42 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year's benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 9 institutions that converted after May 29, 2006 were eliminated.

Of the remaining 33, FinPro then eliminated 14 of the institutions with assets less than $450 million in assets as they have less financial and managerial resources and a smaller branch network. FinPro also eliminated Capital Federal and Northwest as they have over $6.0 billion in total assets. Abington, Atlantic Coast, BCSB, Home Federal and United were eliminated as they have announced second step conversions.

This results in a total of 12 Comparables. FinPro review the recent performance and news releases of these 12 companies and determined that all 12 were acceptable Comparables.

FIGURE 26 - COMPARABLE GROUP

		Corporate				
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date
	Comparable Thrift Data					
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	10	03/04/2004
ISBC	Investors Bancorp, Inc. (MHC)	NASDAQ	Short Hills	NJ	47	10/12/2005
KRNY	Kearny Financial Corp. (MHC)	NASDAQ	Fairfield	NJ	26	02/24/2005
KFED	K-Fed Bancorp (MHC)	NASDAQ	Covina	CA	7	03/31/2004
MGYR	Magyar Bancorp, Inc. (MHC)	NASDAQ	New Brunswick	NJ	5	01/24/2006
OSHC	Ocean Shore Holding Company (MHC)	NASDAQ	Ocean City	NJ	8	12/22/2004
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	13	12/30/1998
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	Philadelphia	PA	6	03/30/2005
PSBH	PSB Holdings, Inc. (MHC)	NASDAQ	Putnam	CT	7	10/05/2004
RCKB	Rockville Financial, Inc. (MHC)	NASDAQ	Vernon Rockville	CT	19	05/23/2005
SIFI	SI Financial Group, Inc. (MHC)	NASDAQ	Willimantic	CT	19	10/01/2004
WAUW	Wauwatosa Holdings, Inc. (MHC)	NASDAQ	Wauwatosa	WI	9	10/05/2005
	Northfield Bancorp, Inc.		Staten Island	NY	17	

BASIS FOR COMPARISON

MHCs have different percentages of minority ownership. In order to adjust for this factor, all of the Comparables' pricing multiples are represented as if the MHC undertook a second step, based upon standardized assumptions. These multiples will be referred to as "fully converted" pricing multiples.

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset Size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of Conversion

1. Asset Size The Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $455.0 million to $5.5 billion in total assets with a median of $779.4 million. The Bank's asset size was $1.3 billion as of March 31, 2007. On a pro forma basis, the Bank's assets are projected to be $1.4 billion at the midpoint of the estimated value range.

2. Profitability The Comparable Group had a median core ROAA of 0.50% and a median core ROAE of 3.40% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the core ROAA measure ranging from a low of 0.18% to a high of 0.80%, while the core ROAE measure ranged from a low of 0.73% to a high of 6.28%. The Bank had a core ROAA of 0.80% and a core ROAE of 6.74% for the twelve months ended March 31, 2007. On a pro forma basis, the Bank's core ROAA and core ROAE are 0.84% and 4.13%, respectively.

3. Capital Level The Comparable Group had a median tangible equity to tangible assets ratio of 11.74% with a high of 22.93% and a low of 8.85%. At March 31, 2007 the Bank had a tangible equity to tangible assets ratio of 12.04%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 20.64%.

4. Balance Sheet Mix At March 31, 2007, the Bank had a net loan to asset ratio of 32.63%. The median loan to asset ratio for the Comparables was 69.35%, ranging from a low of 41.02% to a high of 85.17%. On the liability side, the Bank's deposit to asset ratio was 74.75% at March 31, 2007 while the Comparable median was 71.27%, ranging from 59.83% to 76.04%. The Bank's borrowing to asset ratio of 10.79% is below the Comparable median of 14.97%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after May 29, 2006, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 27 - KEY FINANCIAL INDICATORS

	The Bank at or for the Twelve Months Ended 3/31/07	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	44.21	98.85
Total Net Loans to Assets	32.63	69.35
Securities to Assets	54.80	16.85
Deposits to Assets	74.75	71.27
Borrowed Funds to Assets	10.79	14.97
Balance Sheet Growth		
Asset Growth Rate	(6.10)	4.90
Loan Growth Rate	6.64	10.04
Deposit Growth Rate	(3.96)	3.75
Capital		
Equity to Assets	13.23	12.70
Tangible Equity to Tangible Assets	12.04	11.74
Intangible Assets to Equity	10.15	0.35
Regulatory Core Capital to Assets	12.85	12.58
Equity + Reserves to Assets	13.65	13.34
Asset Quality		
Non-Performing Loans to Loans	2.07	0.17
Reserves to Non-Performing Loans	61.57	200.35
Non-Performing Assets to Assets	0.69	0.15
Non-Performing Assets to Equity	5.18	1.21
Reserves to Loans	1.28	0.62
Reserves to Non-Performing Assets + 90 Days Del.	61.57	123.97
Profitability		
Return on Average Assets	0.93	0.47
Return on Average Equity	7.83	3.24
Core Return on Average Assets	0.80	0.50
Core Return on Average Equity	6.74	3.40
Income Statement		
Yield on Average Earning Assets	5.05	5.83
Cost of Average Interest Bearing Liabilities	2.75	3.43
Net Interest Spread	2.30	1.89
Net Interest Margin	2.75	2.65
Noninterest Income to Average Assets *	0.35	0.39
Noninterest Expense to Average Assets *	1.83	2.27
Efficiency Ratio *	57.00	75.30
Overhead Ratio *	51.34	71.49

* Note: Nonrecurring income and expenses where eliminated.

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 28 - KEY BALANCE SHEET DATA

Ticker	Short Name	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
		Key Financial Data for the Most Recent Period End					
	Comparable Thrift Data						
CSBK	Clifton Savings Bancorp, Inc. (MHC)	805,042	74.01	52.17	NA	70.49	5.63
ISBC	Investors Bancorp, Inc. (MHC)	5,484,316	94.7	61.91	34.43	65.35	18.06
KRNY	Kearny Financial Corp. (MHC)	2,007,739	56.1	41.02	37.83	73.05	2.77
KFED	K-Fed Bancorp (MHC)	798,844	131.0	84.27	5.24	64.33	23.78
MGYR	Magyar Bancorp, Inc. (MHC)	468,139	109.7	81.75	9.98	74.46	13.90
OSHC	Ocean Shore Holding Company (MHC)	574,481	102.9	76.79	12.53	74.59	13.37
ONFC	Oneida Financial Corp. (MHC)	455,024	76.2	53.59	24.00	70.28	16.03
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	467,706	62.2	47.30	48.15	76.04	4.87
PSBH	PSB Holdings, Inc. (MHC)	482,986	77.9	46.63	45.75	59.83	28.74
RCKB	Rockville Financial, Inc. (MHC)	1,239,974	115.0	85.17	11.04	74.00	12.65
SIFI	SI Financial Group, Inc. (MHC)	759,934	106.7	76.89	16.85	72.05	16.10
WAUW	Wauwatosa Holdings, Inc. (MHC)	1,647,537	134.61	83.58	8.61	62.09	22.03
	Average	1,265,977	95.1	65.92	23.13	69.71	14.83
	Median	779,389	98.8	69.35	16.85	71.27	14.97
	Maximum	5,484,316	134.61	85.17	48.15	76.04	28.74
	Minimum	455,024	56.1	41.02	5.24	59.83	2.77
	Northfield Bancorp, Inc.	1,292,906	44.21	32.63	54.80	74.75	10.79
	Variance to the Comparable Median	513,517	(54.64)	(36.72)	37.95	3.48	(4.18)

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank, at $1.3 billion, is larger than the Comparable Group median of $779.4 million. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $1.4 billion.

Asset Composition - The Bank's net loans to assets ratio of 32.63% is below the Comparable Group median of 69.35%. The Bank has a higher level of securities as a percentage of assets.

Funding Mix – The Bank funds itself through deposits, 74.75% of assets and borrowings, 10.79% of assets. The Comparable Group has a deposits to assets ratio of 71.27% and a borrowings to assets ratio of 14.97%.

Cash Liquidity - The Bank's loan to asset ratio is below the Comparable Group's median ratio which would indicate a higher level of liquidity. Additionally, the Bank utilizes a lower level of borrowings.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 18. The Bank's profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

FIGURE 29 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	**Short Name**	**Equity/ Assets (%)**	**Tangible Tang Equity/ Tang Assets (%)**	**Intangible Assets/ Equity (%)**	**Core Capital/ Tangible Assets (%)**	**Equity + Reserves/ Assets (%)**
	Comparable Thrift Data					
CSBK	Clifton Savings Bancorp, Inc. (MHC)	22.93	22.93	-	18.27	23.10
ISBC	Investors Bancorp, Inc. (MHC)	15.76	15.76	-	12.58	15.88
KRNY	Kearny Financial Corp. (MHC)	23.59	20.30	17.47	18.83	23.88
KFED	K-Fed Bancorp (MHC)	11.48	11.00	4.69	8.19	11.84
MGYR	Magyar Bancorp, Inc. (MHC)	10.45	10.45	-	NA	11.36
OSHC	Ocean Shore Holding Company (MHC)	10.92	10.92	-	10.56	11.29
ONFC	Oneida Financial Corp. (MHC)	12.84	8.85	34.09	9.01	13.30
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	18.19	18.19	-	18.13	18.34
PSBH	PSB Holdings, Inc. (MHC)	10.69	9.17	15.63	8.24	11.07
RCKB	Rockville Financial, Inc. (MHC)	12.56	12.48	0.69	12.70	13.37
SIFI	SI Financial Group, Inc. (MHC)	10.95	10.87	0.86	9.06	11.54
WAUW	Wauwatosa Holdings, Inc. (MHC)	13.97	13.97	-	13.97	14.41
	Average	14.53	13.74	6.12	12.69	14.95
	Median	12.70	11.74	0.35	12.58	13.34
	Maximum	23.59	22.93	34.09	18.83	23.88
	Minimum	10.45	8.85	-	8.19	11.07
	Northfield Bancorp, Inc.	13.23	12.04	10.15	12.85	13.65
	Variance to the Comparable Median	0.53	0.30	9.80	0.27	0.31

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Bank's tangible equity to tangible assets ratio of 12.04% is slightly above the Comparable Group median ratio of 11.74%. The Bank's pro forma tangible equity to tangible assets ratio is projected to be 20.64% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. Four of the Comparables have material levels of intangible assets. The Bank's level of intangible assets is above 9 of the 12 Comparables.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 30 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period End					
Ticker	**Short Name**	**NPLs/ Loans (%)**	**Reserves/ NPLs (%)**	**NPAs/ Assets (%)**	**NPAs/ Equity (%)**	**Reserves/ Loans (%)**	**Reserves/ NPAs + 90 (%)**
	Comparable Thrift Data						
[illegible]	Clifton Savings Bancorp, Inc. (MHC)	0.06	523.26	0.03	0.14	0.32	523.26
ISBC	Investors Bancorp, Inc. (MHC)	0.39	51.34	0.24	1.52	0.20	51.34
KRNY	Kearny Financial Corp. (MHC)	0.13	532.36	0.05	0.22	0.71	532.36
KFED	K-Fed Bancorp (MHC)	0.15	288.78	0.13	1.14	0.43	288.78
MGYR	Magyar Bancorp, Inc. (MHC)	2.16	50.99	1.70	16.39	1.12	33.20
OSHC	Ocean Shore Holding Company (MHC)	0.08	570.24	0.06	0.59	0.48	570.24
ONFC	Oneida Financial Corp. (MHC)	0.02	NM	0.01	0.09	0.85	NM
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	-	NM	-	-	0.31	123.97
PSBH	PSB Holdings, Inc. (MHC)	0.72	111.91	0.34	3.14	0.81	111.91
RCKB	Rockville Financial, Inc. (MHC)	0.19	512.65	0.16	1.27	0.96	512.66
SIFI	SI Financial Group, Inc. (MHC)	0.79	97.05	0.65	5.92	0.76	90.65
WAUW	Wauwatosa Holdings, Inc. (MHC)	3.04	17.21	2.60	18.61	0.52	16.92
	Average	0.64	275.53	0.50	4.09	0.62	259.57
	Median	0.17	200.35	0.15	1.21	0.62	123.97
	Maximum	3.04	570.24	2.60	18.61	1.12	570.24
	Minimum	-	17.2	-	-	0.20	16.92
	Northfield Bancorp, Inc.	2.07	61.57	0.69	5.18	1.28	61.57
	Variance to the Comparable Median	1.90	(138.78)	0.54	3.97	0.66	(62.40)

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's level of nonperforming loans ("NPL") to total loans, of 2.07%, is well above the Comparable Group median of 0.17%. The Bank has a nonperforming assets to assets ratio of 0.69%, which is above the Comparable median of 0.15%. The Bank's reserve level, 1.28% of loans, is more than double the Comparable median of 0.62% of loans. The Bank's ratio of reserves to NPAs is approximately half the Comparable median.

Positive	Neutral	Negative
Larger Asset Base	Similar Tangible Capital	Lower Loan Levels
Higher Deposit Levels		Higher NPLs
Lower Borrowing Levels		Higher NPAs
Higher Pro forma Tangible Capital		Lower ALLL to NPAs
Higher ALLL to Loans		

The Bank has a substantially lower level of loans relative to the Comparable median. The liability mix is more favorable than the Comparable Group's mix. The Bank has a similar level of tangible capital, but is projected to have a substantially higher level of tangible capital following the offering. The Bank has a higher level of NPLs and NPAs. The Bank's reserves as a percentage of loans is above the Comparable median, however as a percentage of NPLs, ALLL is below the Comparable median. Taken collectively, a modest upward adjustment is warranted for financial condition.

BALANCE SHEET GROWTH

The Bank's assets and deposits have decreased, while the Comparable Group experienced growth over the last twelve months. The decline in deposit and assets was partially attributable to the branch sale. After adjusting for the branch sale, the Bank's asset and deposit growth rates of (4.16%) and (1.31%), respectively, are lower than the Comparable medians. The Bank's loan growth rate is below the Comparable medians.

FIGURE 31 - BALANCE SHEET GROWTH DATA

		Growth		
Ticker	**Short Name**	**Asset Growth LTM (%)**	**Loan Growth LTM (%)**	**Deposit Growth LTM (%)**
	Comparable Thrift Data			
CSBK	Clifton Savings Bancorp, Inc. (MHC)	(3.57)	3.71	(0.79)
ISBC	Investors Bancorp, Inc. (MHC)	4.81	29.45	8.90
KRNY	Kearny Financial Corp. (MHC)	(1.30)	23.22	0.54
KFED	K-Fed Bancorp (MHC)	4.16	3.90	4.87
MGYR	Magyar Bancorp, Inc. (MHC)	19.76	24.71	14.02
OSHC	Ocean Shore Holding Company (MHC)	3.17	5.51	1.38
ONFC	Oneida Financial Corp. (MHC)	6.76	3.06	4.92
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	3.78	13.49	3.68
PSBH	PSB Holdings, Inc. (MHC)	12.39	21.71	(0.30)
RCKB	Rockville Financial, Inc. (MHC)	11.12	13.31	16.15
SIFI	SI Financial Group, Inc. (MHC)	4.99	6.77	3.82
WAUW	Wauwatosa Holdings, Inc. (MHC)	5.77	2.37	(5.30)
	Average	5.99	12.60	4.32
	Median	4.90	10.04	3.75
	Maximum	19.76	29.45	16.15
	Minimum	(3.57)	2.37	(5.30)
	Northfield Bancorp, Inc.	(6.10)	6.64	(3.96)
	Variance to the Comparable Median	(11.00)	(3.40)	(7.71)

Note: The Bank's growth rates in the figure above are not adjusted for the branch sale.

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
		Lower Adjusted Asset Growth
		Lower Adjusted Deposit Growth
		Lower Loan Growth

A moderate downward adjustment is warranted.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank's annual net income has trended downward from the year ended December 31, 2004 through the year ended December 31, 2006. The decrease was primarily attributable to declining net interest income and rising noninterest expense.

Net income increased from March 31, 2006 to March 31, 2007 by $1.5 million. The primary reason for the increase is the gain on sale of the two branches with deposits which was consummated in the first quarter of 2007. The sale of the branches and deposits resulted in a pre-tax gain of $4.3 million.

FIGURE 32 - NET INCOME CHART


$ in thousands
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$15,013
$16,366
$13,159
$10,842
$3,180
$4,693
Dec-03
Dec-04
Dec-05
Dec-06
Mar-06
Mar-07
For the Twelve Months Ended
For the Three Months Ended

Source: Offering Prospectus

The Bank's core ROAA and core ROAE are above the Comparable Group medians. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. *On a pro forma basis*, the Bank's core ROAA and core ROAE are 0.84% and 4.13%, respectively.

FIGURE 33 - PROFITABILITY DATA

		LTM Profitability			
Ticker	**Short Name**	**Return on Avg Assets (%)**	**Return on Avg Equity (%)**	**Core Return on Avg Assets (%)**	**Core Return on Avg Equity (%)**
	Comparable Thrift Data				
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.30	1.29	0.30	1.29
ISBC	Investors Bancorp, Inc. (MHC)	0.47	2.87	0.51	3.13
KRNY	Kearny Financial Corp. (MHC)	0.18	0.74	0.18	0.73
KFED	K-Fed Bancorp (MHC)	0.63	5.14	0.63	5.16
MGYR	Magyar Bancorp, Inc. (MHC)	0.22	1.96	0.24	2.10
OSHC	Ocean Shore Holding Company (MHC)	0.53	4.73	0.53	4.73
ONFC	Oneida Financial Corp. (MHC)	0.92	7.18	0.80	6.24
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	0.78	4.24	0.78	4.20
PSBH	PSB Holdings, Inc. (MHC)	0.36	3.35	0.37	3.43
RCKB	Rockville Financial, Inc. (MHC)	0.57	4.38	0.55	4.20
SIFI	SI Financial Group, Inc. (MHC)	0.33	2.99	0.32	2.96
WAUW	Wauwatosa Holdings, Inc. (MHC)	0.46	3.13	0.49	3.36
	Average	0.48	3.50	0.48	3.46
	Median	0.47	3.24	0.50	3.40
	Maximum	0.92	7.18	0.80	6.24
	Minimum	0.18	0.74	0.18	0.73
	Northfield Bancorp, Inc.	0.93	7.83	0.80	6.74
	Variance to the Comparable Median	0.46	4.59	0.30	3.34

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 34 - INCOME STATEMENT DATA

		LTM Income Statement							
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
CSBK	Clifton Savings Bancorp, Inc. (MHC)	4.73	3.50	1.23	2.01	0.05	1.50	75.98	75.42
ISBC	Investors Bancorp, Inc. (MHC)	5.13	4.08	1.05	1.68	0.12	1.30	74.18	72.35
KRNY	Kearny Financial Corp. (MHC)	5.08	3.26	1.82	2.52	0.12	2.22	89.65	89.12
KFED	K-Fed Bancorp (MHC)	5.50	3.54	1.96	2.49	0.53	1.89	63.99	55.95
MGYR	Magyar Bancorp, Inc. (MHC)	6.90	NA	NA	3.54	0.29	2.97	84.32	82.93
OSHC	Ocean Shore Holding Company (MHC)	5.85	3.35	2.50	2.90	0.42	2.32	74.62	70.62
ONFC	Oneida Financial Corp. (MHC)	6.11	3.07	3.04	3.43	3.88	5.67	82.02	57.99
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	5.83	NA	NA	2.77	0.20	1.76	60.96	58.00
PSBH	PSB Holdings, Inc. (MHC)	NA	NA	NA	2.40	0.59	2.36	80.42	75.34
RCKB	Rockville Financial, Inc. (MHC)	NA	NA	NA	3.18	0.38	2.50	72.67	69.29
SIFI	SI Financial Group, Inc. (MHC)	5.92	NA	NA	3.14	1.16	3.59	86.35	81.06
WAUW	Wauwatosa Holdings, Inc. (MHC)	NA	NA	NA	2.39	0.40	1.78	66.00	59.99
	Average	5.67	3.47	1.93	2.70	0.68	2.49	75.93	70.67
	Median	5.83	3.43	1.89	2.65	0.39	2.27	75.30	71.49
	Maximum	6.90	4.08	3.04	3.54	3.88	5.67	89.65	89.12
	Minimum	4.73	3.07	1.05	1.68	0.05	1.30	60.96	55.95
	Northfield Bancorp, Inc.	5.05	2.75	2.30	2.75	0.35	1.83	57.00	51.34
	Variance to the Comparable Median	(0.78)	(0.68)	0.41	0.10	(0.04)	(0.44)	(18.30)	(20.15)

Sources: SNL and Offering Circular Data, FinPro Computations
Note: The data for cost of funds and spread are not meaningful due to the lack of Comparable Data.
Note 2: The Bank's noninterest income, noninterest expense, efficiency ratio and overhead ratio were adjusted to eliminate nonrecurring items.

The Bank has a 10 basis point advantage in net margin relative to the Comparable median. The Bank's noninterest income to average assets ratio is 4 basis points below the Comparable Group median, while noninterest expense is 44 basis points below the Comparable Group median.

The Bank's efficiency ratio of 57.00% is well below the Comparable median of 75.30%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Higher Core ROAA		Lower Noninterest Income
Higher Core ROAE		
Lower Noninterest Expense		
Higher Net Interest Margin		
Higher Pro Forma Core ROAE		

The Bank is more profitable than the Comparables on a core ROAA and core ROAE basis. The higher earnings levels are predominately due to a lower level of noninterest expense. Relative to the Comparable Group, the Bank's level of noninterest income is lower, while net interest margin is higher. Taken collectively, an upward adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations. The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 35 - MARKET AREA DATA

Institution Name	County	Bank's Deps in the County 06/30/06 (actual)	Bank's Deposit Mkt Share (%)	Number of Branches 06/30/06 (actual)	Total Population 2006 (actual)	Population Per Branch (actual)	Population Change 2000-2006 (%)	Population Change 2006-2011 (%)	Median HH Income 2006 ($)	HH Income Change 2000-2006 (%)	HH Income Change 2006-2011 (%)	Unemp. Rate March 2007 (%)
Clifton Savings Bancorp (MHC)	Passaic	476,565	5.12	165	505,660	3,065	3.40	2.39	59,234	20.37	15.47	5.8
Clifton Savings Bancorp (MHC)	Bergen	119,267	0.37	505	911,322	1,805	3.08	1.97	79,568	22.57	19.68	3.7
Deposit Weighted Market Data			4.17			2,812	3.34	2.31	63,304	20.81	16.31	5.4
Investors Bancorp, Inc. (MHC)	Monmouth	927,945	6.65	271	646,160	2,384	5.02	3.37	78,862	23.01	19.07	4.0
Investors Bancorp, Inc. (MHC)	Union	845,616	5.70	246	538,707	2,190	3.09	1.70	66,374	19.89	17.00	5.0
Investors Bancorp, Inc. (MHC)	Essex	708,081	4.47	302	810,030	2,682	2.07	1.57	53,182	18.32	14.96	5.5
Investors Bancorp, Inc. (MHC)	Ocean	462,654	4.11	196	566,328	2,889	10.85	7.40	55,931	20.55	16.55	5.2
Investors Bancorp, Inc. (MHC)	Morris	282,870	2.31	240	497,089	2,071	5.72	4.34	96,965	25.89	19.20	3.3
Investors Bancorp, Inc. (MHC)	Middlesex	170,805	0.65	281	765,973	2,726	6.11	5.22	75,672	23.23	16.62	4.0
Investors Bancorp, Inc. (MHC)	Somerset	77,655	0.85	136	324,037	2,383	8.92	6.69	96,350	25.88	19.35	3.4
Investors Bancorp, Inc. (MHC)	Hunterdon	53,930	1.95	61	132,806	2,177	8.87	6.62	100,485	27.02	19.21	3.2
Deposit Weighted Market Data			4.81			2,452	4.98	3.43	69,724	21.37	17.32	4.6
Kearny Financial Corp (MHC)	Bergen	737,653	2.31	505	911,322	1,805	3.08	1.97	79,568	22.57	19.68	3.7
Kearny Financial Corp (MHC)	Hudson	247,980	1.26	210	620,796	2,956	1.94	1.28	48,409	20.07	15.35	5.2
Kearny Financial Corp (MHC)	Essex	127,357	0.80	302	810,030	2,682	2.07	1.57	53,182	18.32	14.96	5.5
Kearny Financial Corp (MHC)	Middlesex	90,674	0.35	281	795,973	2,833	6.11	5.22	75,672	23.23	16.62	4.0
Kearny Financial Corp (MHC)	Ocean	87,956	0.78	196	566,328	2,889	10.85	7.40	55,931	20.55	16.55	5.2
Kearny Financial Corp (MHC)	Morris	86,377	0.71	240	497,089	2,071	5.72	4.34	96,965	25.89	19.20	3.3
Kearny Financial Corp (MHC)	Union	48,810	0.33	246	538,707	2,190	3.09	1.70	66,374	19.89	17.00	5.0
Kearny Financial Corp (MHC)	Passaic	22,076	0.24	165	505,660	3,065	3.40	2.39	59,234	20.37	15.47	5.8
Deposit Weighted Market Data			1.59			2,257	3.62	2.49	70,520	21.76	17.96	4.3
K-Fed Bancorp, Inc. (MHC)	Los Angeles	358,804	0.16	1,685	10,157,124	6,028	6.70	4.63	51,973	22.30	17.80	4.9
K-Fed Bancorp, Inc. (MHC)	Santa Clara	57,802	0.12	339	1,753,027	5,171	4.19	2.75	91,201	22.55	20.97	4.3
K-Fed Bancorp, Inc. (MHC)	San Bernardino	47,242	0.27	237	2,005,688	8,463	17.33	15.58	51,070	20.73	17.80	4.7
Deposit Weighted Market Data			0.17			6,169	7.47	5.51	56,769	22.17	18.20	4.8
Magyar Bancorp, Inc. (MHC)	Middlesex	331,959	1.27	257	795,973	3,097	6.11	5.22	75,672	23.23	16.62	4.0
Magyar Bancorp, Inc. (MHC)	Somerset	-	-	125	324,037	2,592	8.92	6.69	96,350	25.88	19.35	3.4
Deposit Weighted Market Data			1.27			3,097	6.11	5.22	75,672	23.23	16.62	4.0
Ocean Shore Holding Company (MHC)	Cape May	221,433	8.63	63	110,234	1,750	7.73	5.19	50,738	21.79	16.34	9.4
Ocean Shore Holding Company (MHC)	Atlantic	209,475	4.45	84	274,619	3,269	8.74	7.39	52,100	18.43	16.82	6.6
Deposit Weighted Market Data			6.60			2,488	8.22	6.26	51,400	20.16	16.57	8.0
Oneida Financial Corp (MHC)	Madison	293,740	38.08	21	70,744	3,369	1.88	0.77	47,869	19.13	15.56	5.4
Oneida Financial Corp. (MHC)	Oneida	76,335	1.97	63	234,646	3,725	(0.35)	0.03	43,405	20.90	16.53	4.4
Oneida Financial Corp. (MHC)	Onondaga	5,894	0.09	145	460,282	3,174	0.42	-	50,452	23.43	18.85	4.2
Deposit Weighted Market Data			30.15			3,438	1.40	0.61	47,003	19.56	15.81	5.2
Prudential Bancorp, Inc. of PA (MHC)	Philadelphia	337,189	0.81	337	1,472,480	4,369	(2.97)	(2.23)	38,168	24.00	19.91	5.5
Prudential Bancorp, Inc. of PA (MHC)	Delaware	25,526	0.29	179	557,393	3,114	1.19	0.17	63,220	26.18	20.68	3.8
Deposit Weighted Market Data			0.77			4,281	(2.68)	(2.06)	39,931	24.15	19.96	5.4
PSB Holdings, Inc. (MHC)	Windham	254,866	18.71	35	115,883	3,311	6.23	5.97	54,130	19.99	15.39	5.0
PSB Holdings, Inc. (MHC)	New London	44,123	0.98	88	271,465	3,085	4.78	3.09	61,758	21.91	15.41	3.9
Deposit Weighted Market Data			16.09			3,278	6.02	5.54	55,256	20.27	15.39	4.8
Rockville Financial, Inc. (MHC)	Tolland	466,179	24.01	44	148,677	3,379	9.03	4.89	71,518	21.15	17.04	3.7
Rockville Financial, Inc. (MHC)	Hartford	421,310	1.80	325	887,434	2,731	3.53	2.13	61,965	22.03	15.92	4.7
Deposit Weighted Market Data			13.47			3,071	6.42	3.58	66,983	21.57	16.51	4.2
SI Financial Group, Inc. (MHC)	Windham	258,128	18.95	35	115,883	3,311	6.23	5.97	54,130	19.99	15.39	5.0
SI Financial Group, Inc. (MHC)	New London	127,289	2.83	88	271,465	3,085	4.78	3.09	61,758	21.91	15.41	3.9
SI Financial Group, Inc. (MHC)	Tolland	108,764	5.60	42	148,677	3,540	9.03	4.89	71,518	21.15	17.04	3.7
SI Financial Group, Inc. (MHC)	Hartford	52,894	0.23	278	887,434	3,192	3.53	2.13	61,965	22.03	15.92	4.7
Deposit Weighted Market Data			10.74			3,292	6.19	4.71	60,119	20.36	15.77	4.5
Wauwatosa Holdings, Inc. (MHC)	Milwaukee	864,510	3.21	338	935,045	2,766	(0.54)	(0.14)	47,100	23.53	18.02	5.9
Wauwatosa Holdings, Inc. (MHC)	Waukesha	221,534	2.64	203	387,854	1,911	7.51	5.86	78,453	24.95	18.85	4.3
Deposit Weighted Market Data			3.09			2,592	1.10	1.08	53,495	23.82	18.19	5.6
Comparable Median			4.49			3,084	5.50	3.50	58,444	21.47	16.60	4.8
Northfield Bancorp, Inc	Middlesex	132,375	0.51	257	795,973	3,097	6.11	5.22	75,672	23.23	16.62	4.0
Northfield Bancorp, Inc.	Union	85,536	0.58	210	538,707	2,565	3.09	1.70	66,374	19.89	17.00	5.0
Northfield Bancorp, Inc.	Richmond	757,151	8.91	97	472,944	4,876	6.58	4.77	68,969	25.18	21.20	3.9
Deposit Weighted Market Data			7.04			1,432	6.21	4.56	69,651	24.45	20.21	4.8
State of New York				4,132	19,532,703	4,727	2.93	2.15	54,403	24.13	19.48	4.3
State of New Jersey				2,539	8,853,518	3,487	5.22	3.93	66,848	21.36	17.06	4.6
National Average				80,094	303,582,361	3,790	7.87	6.66	51,546	22.35	17.77	4.4

Sources: SNL Securities

Positive	Neutral	Negative
Higher Population Growth		
Higher Population Per Branch		
Higher Household Income		
Higher Income Growth		
Lower Unemployment		

The Bank's market area has grown at a quicker rate over the past five years and is projected to grow at a quicker rate over the next five years relative to the Comparable Group's markets. Unemployment levels are lower in the Bank's markets. Household income levels are higher in the Bank's markets and are projected to grow at a rate above the Comparable median. The Bank's market area has a higher ratio of population per branch relative to the Comparable Group, which indicates a lower level of competition. Based upon these factors, an upward adjustment is warranted for market area.

CASH DIVIDENDS

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

FIGURE 36 - DIVIDEND DATA

		Dividends	
Ticker	Short Name	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Thrift Data		
CSBK	Clifton Savings Bancorp, Inc. (MHC)	1.71	222.22
ISBC	Investors Bancorp, Inc. (MHC)	-	-
KRNY	Kearny Financial Corp. (MHC)	1.45	400.00
KFED	K-Fed Bancorp (MHC)	2.15	111.43
MGYR	Magyar Bancorp, Inc. (MHC)	-	-
OSHC	Ocean Shore Holding Company (MHC)	-	-
ONFC	Oneida Financial Corp. (MHC)	3.97	90.38
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	1.47	54.84
PSBH	PSB Holdings, Inc. (MHC)	2.24	100.00
RCKB	Rockville Financial, Inc. (MHC)	-	44.44
SIFI	SI Financial Group, Inc. (MHC)	1.26	76.19
WAUW	Wauwatosa Holdings, Inc. (MHC)	-	-
	Average	1.19	91.63
	Median	1.36	65.52
	Maximum	3.97	400.00
	Minimum	-	-
	Northfield Bancorp, Inc.	NA	NA
	Variance to the Comparable Median	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

Eight of the twelve Comparable institutions have declared cash dividends. The median dividend payout ratio for the Comparable Group was 65.52%, ranging from a high of 400.00% to a low of 0.00%. The Bank, on a pro forma basis at the midpoint of the value range, is project to have a tangible equity to tangible assets ratio of 20.64% and a core return on pro forma equity of 4.13%. As such, the Bank will have adequate capital and profits to pay cash dividends.

As such, no adjustment is warranted for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 37 - MARKET CAPITALIZATION DATA

		Market Data					
Ticker	Short Name	Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)
	Comparable Thrift Data						
CSBK	Clifton Savings Bancorp, Inc. (MHC)	341.40	11.70	12.17	11.03	NA	NA
ISBC	Investors Bancorp, Inc. (MHC)	1,575.50	13.98	15.20	13.75	7.92	7.92
KRNY	Kearny Financial Corp. (MHC)	985.30	13.76	15.00	12.92	6.61	5.46
KFED	K-Fed Bancorp (MHC)	259.70	18.59	19.98	18.02	6.56	6.25
MGYR	Magyar Bancorp, Inc. (MHC)	86.50	14.60	15.20	13.88	8.26	8.26
OSHC	Ocean Shore Holding Company (MHC)	113.70	13.30	13.83	12.05	7.34	7.34
ONFC	Oneida Financial Corp. (MHC)	92.90	12.09	12.25	11.13	7.60	5.01
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	160.60	13.65	13.89	13.50	7.20	7.20
PSBH	PSB Holdings, Inc. (MHC)	72.70	10.70	11.15	10.29	7.60	6.41
RCKB	Rockville Financial, Inc. (MHC)	298.70	15.26	15.56	14.24	7.99	7.94
SIFI	SI Financial Group, Inc. (MHC)	158.10	12.73	13.41	11.85	6.70	6.64
WAUW	Wauwatosa Holdings, Inc. (MHC)	541.20	16.88	18.00	16.43	6.94	6.94
	Average	390.53	13.94	14.64	13.26	7.34	6.85
	Median	210.15	13.71	14.45	13.21	7.34	6.94
	Maximum	1,575.50	18.59	19.98	18.02	8.26	8.26
	Minimum	72.70	10.70	11.15	10.29	6.56	5.01
	Northfield Bancorp, Inc.	376.48	NA	NA	NA	NA	NA
	Variance to the Comparable Median	166.33	NA	NA	NA	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $72.7 million to a high of $1.6 billion with a median market capitalization of $210.2 million. The Bank expects to have $376.5 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all of the Comparables.

A modest upward adjustment for this factor appears warranted. The Bank is expected to enjoy a modestly higher level of trading liquidity relative to the Comparable Group.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group.

While the Bank is operating under an informal regulatory agreement, management believes that the Bank is in substantial compliance with the requirements of the informal agreement. The Federal Deposit Insurance Corporation and the New York State Department of Banking recently permitted the Bank to establish a new branch office.

As such, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment. FinPro does not believe that the informal regulatory agreement will substantially impede the Bank's ability to execute its strategic plan.

5. Other Factors

MANAGEMENT

The Bank has developed a good management team with considerable banking experience. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

SUBSCRIPTION INTEREST

The pro forma price to fully converted book multiple of large MHC conversions has trended upward from 2006 to 2007 year-to-date.

FIGURE 38 - MHC REORGANIZATIONS (SINCE 1/1/05) PRO FORMA DATA

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)
TFSL	TFS Financial Corporation (MHC)	04/23/2007	10.0000	68.34	801,450	88.33
SUGR	Sugar Creek Financial Corp. (MHC)	04/04/2007	10.0000	55.00	2,868	66.38
DLNO	Delanco Bancorp, Inc. (MHC)	04/02/2007	10.0000	55.00	5,769	74.70
Q2'07	Average					76.47
	Median					74.70
ORIT	Oritani Financial Corp. (MHC)	01/24/2007	10.0000	68.00	94,926	82.84
PBCP	Polonia Bancorp (MHC)	01/11/2007	10.0000	55.00	11,990	84.49
MSBF	MSB Financial Corp. (MHC)	01/05/2007	10.0000	55.00	21,372	84.26
Q1'07	Average					83.86
	Median					84.26
2007 YTD	Average					80.17
	Median					83.55
MSFN	MainStreet Financial Corporation (MHC)	12/27/2006	10.0000	53.00	1,163	60.17
BFFI	Ben Franklin Financial, Inc. (MHC)	10/19/2006	10.0000	55.00	6,965	79.29
VPFG	ViewPoint Financial Group (MHC)	10/03/2006	10.0000	55.00	99,327	79.55
FXCB	Fox Chase Bancorp, Inc. (MHC)	10/02/2006	10.0000	55.50	53,070	79.16
Q4'06	Average					74.54
	Median					79.23
ROMA	Roma Financial Corporation (MHC)	07/12/2006	10.0000	69.00	81,537	79.67
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	07/11/2006	10.0000	55.00	8,645	79.06
NECB	Northeast Community Bancorp, Inc. (MHC)	07/06/2006	10.0000	55.00	50,046	85.76
Q3'06	Average					81.50
	Median					79.67
MFDB	Mutual Federal Bancorp, Inc. (MHC)	04/06/2006	10.0000	70.00	8,592	74.57
LSBK	Lake Shore Bancorp, Inc. (MHC)	04/04/2006	10.0000	55.00	24,485	80.19
Q2'06	Average					77.38
	Median					77.38
UCBA	United Community Bancorp (MHC)	03/31/2006	10.0000	55.00	30,228	85.06
MGYR	Magyar Bancorp, Inc. (MHC)	01/24/2006	10.0000	54.03	22,059	82.27
GVFF	Greenville Federal Financial Corporation (MHC)	01/05/2006	10.0000	55.00	8,114	69.72
Q1'06	Average					79.02
	Median					82.27
2006 YTD	Average					77.87
	Median					79.42
1/1/2006	Average					78.64
5/29/2007	Median					79.61

Source: SNL Securities

The first day "pop" increased between 2006 and the first quarter of 2007. Two of the MHC conversions that closed since January 1, 2006 are currently trading below their IPO price. Larger conversions have outperformed smaller ones.

FIGURE 39 - MHC REORGANIZATIONS PRICE APPRECIATION

		Percent Change from IPO				
Ticker	Short Name	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
TFSL	TFS Financial Corporation (MHC)	17.50	18.00	23.40	NA	22.30
SUGR	Sugar Creek Financial Corp. (MHC)	0.00	0.00	6.00	NA	6.00
DLNO	Delanco Bancorp, Inc. (MHC)	0.00	0.00	-5.00	NA	-7.50
Q2'07	**Average**	**5.9[illegible]**	**6.00**	**8.13**	**NA**	**6.93**
	Median	-	-	**6.00**	**NA**	**6.00**
ORIT	Oritani Financial Corp. (MHC)	59.70	54.30	55.00	51.60	57.40
PBCP	Polonia Bancorp (MHC)	NA	1.50	1.00	-0.50	0.00
MSBF	MSB Financial Corp. (MHC)	23.00	21.50	19.30	16.00	16.90
Q1'07	**Average**	**41.35**	**25.77**	**25.10**	**NA**	**24.77**
	Median	**41.35**	**21.50**	**19.30**	**NA**	**16.90**
2007 YTD	**Average**	**20.12**	**15.88**	**16.62**	**22.37**	**15.85**
	Median	**17.90**	**9.75**	**12.65**	**16.00**	**11.45**
MSFN	MainStreet Financial Corporation (MHC)	10.00	10.00	-2.50	-3.50	0.00
BFFI	Ben Franklin Financial, Inc. (MHC)	7.00	6.50	6.50	9.00	5.50
VPFG	ViewPoint Financial Group (MHC)	49.90	52.50	53.90	69.40	84.50
FXCB	Fox Chase Bancorp, Inc. (MHC)	29.50	27.90	30.10	35.00	38.50
Q4'06	**Average**	**24.10**	**24.23**	**22.00**	**NA**	**32.13**
	Median	**19.75**	**18.95**	**18.30**	**NA**	**22.00**
ROMA	Roma Financial Corporation (MHC)	41.00	45.00	46.60	49.80	65.00
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	0.00	-1.50	-7.00	-9.70	-8.50
NECB	Northeast Community Bancorp, Inc. (MHC)	10.00	12.00	12.00	12.70	24.00
Q3'06	**Average**	**17.00**	**18.50**	**17.20**	**17.60**	**26.83**
	Median	**10.00**	**12.00**	**12.00**	**12.70**	**24.00**
MFDB	Mutual Federal Bancorp, Inc. (MHC)	11.30	10.00	14.00	12.50	33.00
LSBK	Lake Shore Bancorp, Inc. (MHC)	7.00	5.50	2.90	0.10	23.50
Q2'06	**Average**	**9.15**	**7.75**	**8.45**	**6.30**	**28.25**
	Median	**9.15**	**7.75**	**8.45**	**6.30**	**28.25**
UCBA	United Community Bancorp (MHC)	8.00	8.40	5.50	4.30	21.10
MGYR	Magyar Bancorp, Inc. (MHC)	6.50	5.00	6.00	15.00	46.00
GVFF	Greenville Federal Financial Corporation (MHC)	NA	2.50	0.00	1.00	0.00
Q1'06	**Average**	**7.25**	**5.30**	**3.83**	**6.77**	**22.37**
	Median	**7.25**	**5.00**	**5.50**	**4.30**	**21.10**
2006 YTD	**Average**	**16.38**	**15.32**	**14.00**	**16.30**	**27.72**
	Median	**10.00**	**9.20**	**6.25**	**10.75**	**23.75**
1/1/2006	**Average**	**17.55**	**15.51**	**14.87**	**17.51**	**23.76**
5/29/2007	**Median**	**10.00**	**9.20**	**6.25**	**12.50**	**21.70**

Source: SNL Securities

An upward adjustment is warranted as investor interest and recent aftermarket performance has been solid for large conversions.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Modest Upward
Balance Sheet Growth	Moderate Downward
Earnings Quality, Predictability and Growth	Upward
Market Area	Upward
Dividends	No Adjustment
Liquidity of the Issue	Modest Upward
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Subscription Interest	Upward

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 11 through 15.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all New York/New Jersey public thrifts, all publicly traded thrifts and the recent (2006 to date) and historical MHC conversions were assessed. The multiples for the Comparable Group, all publicly traded MHC, and New York/New Jersey MHC thrifts are shown in Exhibit 9.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "normal". As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint *as if fully converted* is estimated to be $368,950,400. Based upon a range below and above the midpoint value, the relative values are $313,607,840 at the minimum and $424,292,960 at the maximum, respectively. At the super maximum of the range, the offering value would be $487,936,900. It is assumed that the foundation shares will be issued out of authorized but unissued shares.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 40 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	36,895,040	$	10.00	$	368,950,400
Range:					
- Minimum	31,360,784	$	10.00		313,607,840
- Maximum	42,429,296		10.00		424,292,960
- Super Maximum	48,793,690		10.00		487,936,900

Source: FinPro Inc. Pro forma Model

FIGURE 41 - AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	20.41						
Price-Core Earnings Ratio P/E	Mid	22.73	38.54	35.26	38.32	32.73	37.08	35.74
	Max	25.00						
	Smax	27.78						
	Min	72.20%						
Price-to-Book Ratio P/B	Mid	76.57%	96.46%	97.02%	93.13%	95.93%	95.65%	96.93%
	Max	80.13%						
	Smax	83.54%						
	Min	75.19%						
Price-to-Tangible Book Ratio P/TB	Mid	79.37%	99.88%	97.34%	95.73%	97.03%	98.11%	97.16%
	Max	82.78%						
	Smax	85.98%						
	Min	20.45%						
Price-to-Assets Ratio P/A	Mid	23.33%	24.21%	23.44%	26.67%	20.92%	24.44%	23.67%
	Max	26.05%						
	Smax	28.98%						

Source: FinPro Calculations

FIGURE 42 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	20.41	22.73	76.57%	79.37%	23.33%
Comparable Group Median	36.42	35.26	97.02%	97.34%	23.44%
(Discount) Premium	-43.97%	-35.53%	-21.08%	-18.46%	-0.46%

Source: SNL data, FinPro Calculations

As Figure 42 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 35.53% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at an 18.46% discount to the Comparable Group.

FIGURE 43 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	25.00	27.78	83.54%	85.98%	28.98%
Comparable Group Median	36.42	35.26	97.02%	97.34%	23.44%
(Discount) Premium	-31.37%	-21.21%	-13.89%	-11.67%	23.64%

Source: SNL data, FinPro Calculations

As Figure 43 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 21.21% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at an 11.67% discount to the Comparable Group.

The Bank pricing at the midpoint for a MHC conversion assuming an issuance of 43.00%, is $161,886,400. Based upon a range below and above the midpoint value, the relative values are $137,603,440 at the minimum and $186,169,360 at the maximum, respectively. At the super maximum of the range, the offering value would be $214,094,760.

FIGURE 44 - VALUE RANGE MHC OFFERING DATA

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $320,008,000 at 43%	13,760,344	$10.00	$137,603,440
Appraised Value - $376,480,000 at 43%	16,188,640	$10.00	$161,886,400
Appraised Value - $432,952,000 at 43%	18,616,936	$10.00	$186,169,360
Appraised Value - $497,894,790 at 43%	21,409,476	$10.00	$214,094,760

Source: FinPro Inc. Pro forma Model

FIGURE 45 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) MHC	25.64	29.41	121.80%	129.03%	26.31%
Unadjusted MHC Trading Median	44.30	52.90	186.07%	190.65%	23.98%
(Discount) Premium	-42.12%	-44.40%	-34.54%	-32.32%	9.72%

Source: SNL data, FinPro Calculations

As Figure 45 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 44.40% on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 32.32% discount to the Comparable Group.

FIGURE 46 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) MHC	32.26	37.04	140.25%	147.49%	33.72%
Unadjusted MHC Trading Median	44.30	52.90	186.07%	190.65%	23.98%
(Discount) Premium	-27.18%	-29.98%	-24.62%	-22.64%	40.62%

Source: SNL data, FinPro Calculations

As Figure 46 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 29.98% on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 22.64% discount to the Comparable Group.

COMPARISON TO RECENT MHC CONVERSIONS

As a secondary check, to verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to other MHC conversions.

FIGURE 47 - COMPARISON TO FILED AND PENDING MHC OFFERINGS

Name	State	Gross Proceeds ($M)	Super Maximum Appraisal Price to Full Converted Tangible Book
Northfield Bancorp, Inc.	NY	$ 214	85.98%
Applications Filed:			
Gateway Com. Fin. Corp	NY	36	83.04%
Pending Offerings:			
Beneficial Mut. Bancorp, Inc.	PA	236	98.02%
FSB Cmnty Bnkshrs Inc.	NY	13	74.66%
Hometown Bancorp, Inc.	NY	11	83.48%
Closed, But Not Trading:			
None			

Source: 5/29/07 Conversion Watch

VALUATION CONCLUSION

We believe that the discounts on an earnings and a tangible book basis are appropriate relative to the Comparable Group. This range was confirmed by our analysis of other filed and pending MHC offerings as a secondary check.

It is, therefore, FinPro's opinion that as of May 29, 2007, the estimated pro forma market value of the Bank in a full offering including a foundation was $376,480,000 at the midpoint of a range with a minimum of $320,008,000 to a maximum of $432,952,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $497,894,790. The shares issued to the foundation will be funded using authorized be unissued shares.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing up to 43.00% will equal 13,760,344 shares, 16,188,640 shares, 18,616,936 shares and 21,409,476 shares at the minimum, midpoint, maximum and super maximum, respectively. Additionally, the Bank will issue 2% of the total appraised value, plus $3.0 million in cash to the charitable foundation.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

EXHIBIT 1



Exhibit 1.

Profile of FinPro and the Author



About the Firm . . .

- FinPro, Inc. was established in 1987 as a full service financial advisory and management consulting firm specializing in providing advisory services to the financial institutions industry. FinPro is not a transaction oriented firm. This approach uniquely positions FinPro as an objective third party willing to explore all strategic alternatives rather than focus solely on transaction oriented strategies. FinPro believes that a client deserves to be presented with all alternatives. Careful consideration is given to the associated benefits and drawbacks of each alternative so decisions can be made on the merits of these alternatives.
- FinPro principals are frequent speakers and presenters at financial institution trade association functions. FinPro teaches:
  - strategic planning and mergers and acquisitions at the Stonier School of Banking;
  - strategic planning to examiners from the Federal Deposit Insurance Corporation, Office of Thrift Supervision and several State Banking Departments;
  - various capital market and finance courses at the Graduate School of Bank Investments and Financial Management at the University of South Carolina; and
  - an online mergers and acquisitions course for the American Bankers Association.
- FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.



HEADQUARTERS
FinPro, Inc.
20 Church Street
P.O. Box 323
Liberty Corner, NJ 07938
Phone: (908) 604-9336
Fax: (908) 604-5951

NEW ENGLAND REGIONAL OFFICE
FinPro, Inc.
831 Beacon Street
Newton Centre, MA 02459
Phone: (617) 852-5290
Fax: (617) 795-2416

NEW YORK REGIONAL OFFICE
FinPro, Inc.
P.O. Box 780
East Aurora, NY 14052
Phone: (716) 652-5177
Fax: (716) 652-5177

About the Author . . .

Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.

Dennis has worked on the appraisal of over $3.0 billion in thrift conversion IPOs, the most notable being that of Roslyn Bancorp, Inc. He has also prepared expert witness testimony for litigation involving corporate appraisal methodology. In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts.



Dennis E. Gibney, CFA

Managing Director

EXHIBIT 2

Exhibit 2

RTHFIELD BANCORP, INC. AND SUBSIDIARY
nsolidated Balance Sheets

(dollars in thousands, except share amounts)		At March 31, 2007 (unaudited)	At December 31, 2006	At December 31, 2005
ASSETS:				
Cash and due from banks	$	5,790	8,293	9,054
Interest-bearing deposits in other financial institutions		32,503	38,331	29,314
Federal funds sold		10,500	14,000	—
Total cash and cash equivalents		48,793	60,624	38,368
Certificates of deposit		26,200	5,200	210
Trading securities		2,899	2,667	2,360
Securities available-for-sale, at estimated market value (encumbered $99,742 in 2007 (unaudited), $101,984 in 2006 and $200,491 in 2005)		681,155	713,498	863,464
Securities held-to-maturity, at amortized cost (estimated market value of $24,008, $25,519 and $34,085 in 2007 (unaudited), 2006 and 2005, respectively) (encumbered $6,394 in 2007 (unaudited), $6,939 in 2006 and $15,537 in 2005)		24,498	26,169	34,841
Loans held-for-sale		340	125	—
Loans held-for-investment, net		427,291	409,189	387,467
Allowance for loan losses		(5,456)	(5,030)	(4,795)
Net loans held-for-investment		421,835	404,159	382,672
Accrued interest receivable		5,338	5,624	5,648
Bank owned life insurance		40,255	32,866	31,635
Federal Home Loan Bank of New York stock, at cost		6,781	7,186	11,529
Premises and equipment, net		7,957	8,232	9,184
Goodwill		16,159	16,159	16,159
Other assets		10,696	12,238	12,492
Total assets	$	1,292,906	1,294,747	1,408,562
BILITIES AND STOCKHOLDER'S EQUITY:				
LIABILITIES:				
Deposits	$	966,491	989,789	1,010,146
Securities sold under agreements to repurchase		117,000	106,000	206,000
Other borrowings		22,507	22,534	27,629
Advance payments by borrowers for taxes and insurance		2,103	783	839
Accrued expenses and other liabilities		13,815	11,647	12,189
Total liabilities		1,121,916	1,130,753	1,256,803
STOCKHOLDER'S EQUITY:				
Common stock, $.001 par value; 20,000,000 shares authorized, 100 shares issued and outstanding		—	—	—
Additional paid-in capital		510	510	510
Retained earnings		182,424	177,731	166,889
Accumulated other comprehensive loss		(11,944)	(14,247)	(15,640)
Total stockholder's equity		170,990	163,994	151,759
Total liabilities and stockholder's equity	$	1,292,906	1,294,747	1,408,562

See accompanying notes to consolidated financial statements.

EXHIBIT 3

Exhibit 3.

NORTHFIELD BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

(in thousands)	Three months ended March 31, 2007	Three months ended March 31, 2006	Years ended December 31, 2006	Years ended December 31, 2005	Years ended December 31, 2004
	(unaudited)	(unaudited)			
Interest income:					
Loans	$ 6,913	6,441	27,522	22,926	15,048
Mortgage-backed securities	7,199	8,882	32,764	40,733	40,238
Other securities	675	377	2,397	1,727	2,525
Federal Home Loan Bank of New York dividends	140	159	592	648	259
Deposits in other financial institutions	575	246	1,592	268	781
Total interest income	15,502	16,105	64,867	66,302	58,851
Interest expense:					
Deposits	6,065	4,507	21,934	14,351	11,065
Borrowings	1,179	1,902	6,472	9,883	7,207
Total interest expense	7,244	6,409	28,406	24,234	18,272
Net interest income before provision for loan losses	8,258	9,696	36,461	42,068	40,579
Provision for loan losses	440	150	235	1,629	410
Net interest income after provision for loan losses	7,818	9,546	36,226	40,439	40,169
Non-interest income:					
Fees and service charges for customer services	715	659	3,114	2,964	3,397
Income on bank owned life insurance	389	309	1,231	1,210	1,195
Gain on securities transactions, net	64	100	191	119	181
Gain on sale of premises and equipment and deposit relationships	4,308	-	-	-	-
Other	126	61	64	61	628
Total non-interest income	5,602	1,129	4,600	4,354	5,401
Non-interest expense:					
Compensation and employee benefits	3,297	3,115	13,451	11,053	10,442
Occupancy	887	841	3,074	2,836	2,835
Furniture and equipment	212	198	810	847	900
Data processing	634	595	2,382	2,159	2,715
Professional fees	182	174	1,073	1,189	433
Other	814	722	3,028	3,174	2,211
Total non-interest expense	6,026	5,645	23,818	21,258	19,536
Income before income tax expense	7,394	5,030	17,008	23,535	26,034
Income tax expense	2,701	1,850	6,166	10,376	9,668
Net income	$ 4,693	3,180	10,842	13,159	16,366

See accompanying notes to consolidated financial statements.

EXHIBIT 4

Exhibit 4.

NORTHFIELD BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholder's Equity

Years ended December 31, 2006, 2005, and 2004

(dollars in thousands)	Common stock Shares	Common stock Par Value	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income, net of tax	Total stockholder's equity
Balance at December 31, 2003	100	$ —	510	137,364	13	137,887
Comprehensive income:						
Net income				16,366		16,366
Net unrealized holding losses on securities arising during the year (net of tax of $1,018)					(2,164)	(2,164)
Reclassification adjustment for gains included in net income (net of tax of $70)					(105)	(105)
Total comprehensive income						14,097
Balance at December 31, 2004	100	—	510	153,730	(2,256)	151,984
Comprehensive loss:						
Net income				13,159		13,159
Net unrealized holding losses on securities arising during the year (net of tax of $9,370)					(13,384)	(13,384)
Total comprehensive loss						(225)
Balance at December 31, 2005	100	—	510	166,889	(15,640)	151,759
Comprehensive income:						
Net income				10,842		10,842
Net unrealized holding gains on securities arising during the year (net of tax of $1,042)					1,564	1,564
Reclassification adjustment for gains included in net income (net of tax of $24)					(36)	(36)
Total comprehensive income						12,370
Adoption SFAS 158 (net of tax of $116)					(135)	(135)
Balance at December 31, 2006	100	$ —	510	177,731	(14,247)	163,994

(unaudited)

For the three months ended March 31, 2007

	Shares	Par Value	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income, net of tax	Total stockholder's equity
Balance at December 31, 2006	100	0	510	177,731	(14,247)	163,994
Comprehensive income:						
Net income				4,693		4,693
Net unrealized holding gains on securities arising during the year (net of tax of $1,537)					2,303	2,303
Reclassification adjustment for gains included in net income (net of tax of $2)					(3)	(3)
Amortization of unrecognized loss SFAS 158 (net of tax of $2)					3	3
Total comprehensive income						6,996
Balance at March 31, 2007	100	$ —	510	182,424	(11,944)	170,990

See accompanying notes to consolidated financial statements.

EXHIBIT 5

Exhibit 5.

NORTHFIELD BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	For the three months ended March 31,		Years ended December 31,		
(in thousands)	2007	2006	2006	2005	2004
	(unaudited)				
Cash flows from operating activities:					
Net income	$ 4,693	3,180	10,842	13,159	16,366
Adjustments to reconcile net income to net cash provided by operating activities:					
Provision for loan losses	440	150	235	1,629	410
Depreciation	333	313	1,298	1,315	1,203
Amortization of premiums, net of accretion of discounts, and deferred loan fees	325	319	781	4	2,140
Amortization of mortgage servicing rights	41	53	214	245	214
Income on bank owned life insurance	(389)	(309)	(1,231)	(1,210)	(1,195)
Net gain on sale of loans	(28)	(10)	(67)	(81)	(441)
Proceeds from sale of loans	1,517	285	1,109	6,175	32,429
Origination of mortgage loans held-for-sale	(1,704)	(275)	(1,251)	(6,114)	(30,989)
Gain on securities transactions, net	(64)	(100)	(191)	(119)	(181)
Gain on sale of deposit relationships	(3,660)	—	—	—	—
Gain on sale of premises and equipment, net	(648)	—	—	—	—
Purchases of trading securities	(173)	(171)	(176)	(154)	(2,087)
Decrease in accrued interest receivable	286	170	24	105	463
(Increase) decrease in other assets	(838)	1,742	(122)	1,304	9,683
Deferred taxes	(198)	(50)	(526)	462	173
Increase (decrease) in accrued expenses and other liabilities	2,168	3,565	(542)	1,600	(1,028)
Amortization of core deposit intangible	113	85	368	619	307
Decrease in payables on securities purchased	—	—	—	—	(9,899)
Net cash provided by operating activities	2,214	8,947	10,765	18,939	17,568
Cash flows from investing activities:					
Net increase in loans receivable	$ (18,054)	(12,932)	(21,269)	(66,529)	(38,072)
Redemptions (purchases) of Federal Home Loan Bank of New York stock, net	405	(1,629)	4,343	4,146	(1,745)
Purchases of securities held-to-maturity	—	—	—	—	(1,274)
Purchases of securities available-for-sale	(12,934)	—	(40,532)	(109,731)	(363,695)
Principal payments and maturities on securities available-for-sale	45,119	30,759	171,774	236,038	243,558
Principal payments and maturities on securities held-to-maturity	1,699	2,537	8,668	21,298	33,449
Proceeds from sale of securities available-for-sale	3,726	—	20,100	—	43,836
Proceeds from sale of securities held-to-maturity	—	—	—	—	463
Purchases of certificates of deposit	(16,000)	(20,000)	(10,210)	(200)	(329)
Proceeds from maturities of certificates of deposit	5,000	—	5,220	200	20,520
Purchase of bank owned life insurance	(7,000)	—	—	—	—
Additions to premises and equipment	(134)	(126)	(1,115)	(713)	(722)
Proceeds from sale of premises and equipment	1,473	—	20	—	29
Net cash provided by (used in) investing activities	6,700)	(1,391)	136,999	84,509	(63,982)
Cash flows from financing activities:					
Net increase (decrease) in deposits	3,347	(3,849)	(20,357)	(31,387)	18,998
Deposit relationships sold, net	(12,985)	—	—	—	—
Increase (decrease) in advance payments by borrowers for taxes and insurance	1,320	914	(56)	89	(1,465)
Repayments under capital lease obligations	(27)	(21)	(95)	(79)	(64)
Proceeds from securities sold under agreements to repurchase	10,000	3,000	5,000	81,000	589,000
Repayments related to securities sold under agreements to repurchase	(9,000)	(35,000)	(105,000)	(185,500)	(537,100)
(Repayments) proceeds from FHLB advances	—		(5,000)	—	25,000
Net (decrease) increase in short-term borrowings	—	3,100	—	(23,500)	992
Net cash (used in) provided by financing activities	(7,345)	(31,856)	(125,508)	(159,377)	95,361
Net (decrease) increase in cash and cash equivalents	(11,831)	(24,300)	22,256	(55,929)	48,947
Cash and cash equivalents at beginning of year	60,624	38,368	38,368	94,297	45,350
Cash and cash equivalents at end of year	$ 43,793	14,068	60,624	38,368	94,297
Supplemental cash flow information:					
Cash paid during the year for:					
Interest	$ 7,818	6,488	28,809	24,215	18,258
Income taxes	310	2,022	8,760	8,321	9,575
Non-cash investing activity:					
Transfer of premises and equipment to held-for-sale	—	—	749	—	—

See accompanying notes to consolidated financial statements.

EXHIBIT 6

Exhibit 6.

Net Income Reconciliation

For the Twelve Months Ended March 31, 2007

Description		**Net Income ($ in 000's)**
12/31/06 CALL (RI) Net Income (twelve months)	$	10,778
03/31/07 CALL (RI) Net Income (three months)		4,707
Less: 03/31/06 CALL (RI) Net Income (three months)		(3,176)
Net Income for 12 Months Ended 3/31/07		12,309
Consolidated net income for 12 months ended 3/31/07		12,355
Variance		(46)
Adjustments:		
Adjustments due SAB 108 12/31/06 Call RI		64
Adjustments due SAB 108 3/31/06 Call RI		4
Adjustments due SAB 108 3/31/07 Call RI		(16)
Variance - Rounding		1

EXHIBIT 7

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)
Starting Group - 71 MHCs							
Eliminate 29 Listed OTC or Pink Sheets - 42 Remain							
AF Financial Group (MHC)	ASFE	OTCBB	10/07/1996	No	NC	SE	248,411
AJS Bancorp, Inc. (MHC)	AJSB	OTCBB	12/27/2001	No	IL	MW	268,473
Alamogordo Financial Corp. (MHC)	ALMG	OTCBB	05/16/2000	No	NM	SW	147,276
Ben Franklin Financial, Inc. (MHC)	BFFI	OTCBB	10/19/2006	No	IL	MW	114,021
BV Financial, Inc. (MHC)	BVFL	OTCBB	01/13/2005	No	MD	MA	133,932
Charter Financial Corporation (MHC)	CHFN	OTCBB	10/17/2001	No	GA	SE	1,064,835
Delanco Bancorp, Inc. (MHC)	DLNO	OTCBB	04/02/2007	No	NJ	MA	97,604
Eagle Bancorp (MHC)	EBMT	OTCBB	04/05/2000	No	MT	WE	241,646
Equitable Financial Corp. (MHC)	EQFC	OTCBB	11/08/2005	No	NE	MW	183,626
Eureka Financial Corporation (MHC)	EKFC	OTCBB	01/07/1999	No	PA	MA	95,681
Flatbush Federal Bancorp, Inc. (MHC)	FLTB	OTCBB	10/21/2003	No	NY	MA	157,180
Georgetown Bancorp, Inc. (MHC)	GTWN	OTCBB	01/06/2005	No	MA	NE	164,851
Greenville Federal Financial Corporation (MHC)	GVFF	OTCBB	01/05/2006	No	OH	MW	129,011
Home Federal Bancorp, Inc. of Louisiana (MHC)	HFBL	OTCBB	01/21/2005	No	LA	SW	122,733
Lincoln Park Bancorp (MHC)	LPBC	OTCBB	12/20/2004	No	NJ	MA	96,604
Mid-Southern Savings Bank, FSB (MHC)	MSVB	OTCBB	04/09/1998	No	IN	MW	164,817
Minden Bancorp, Inc. (MHC)	MDNB	OTCBB	07/02/2002	No	LA	SW	120,448
Mutual Federal Bancorp, Inc. (MHC)	MFDB	OTCBB	04/06/2006	No	IL	MW	75,161
North Penn Bancorp, Inc. (MHC)	NPEN	OTCBB	06/02/2005	No	PA	MA	121,226
Ottawa Savings Bancorp, Inc. (MHC)	OTTW	OTCBB	07/15/2005	No	IL	MW	208,144
Polonia Bancorp (MHC)	PBCP	OTCBB	01/11/2007	No	PA	MA	195,587
Seneca-Cayuga Bancorp, Inc. (MHC)	SCAY	OTCBB	07/11/2006	No	NY	MA	149,553
Service Bancorp, Inc. (MHC)	SERC	OTCBB	10/08/1998	No	MA	NE	409,691
SFSB, Inc. (MHC)	SFBI	OTCBB	12/31/2004	No	MD	MA	173,781
Sugar Creek Financial Corp. (MHC)	SUGR	OTCBB	04/04/2007	No	IL	MW	83,065
Wake Forest Bancshares, Inc. (MHC)	WAKE	OTCBB	04/03/1996	No	NC	SE	107,891
Wawel Savings Bank (MHC)	WAWL	OTCBB	04/01/2004	No	NJ	MA	93,113
Westborough Financial Services, Inc. (MHC)	WFSM	OTCBB	02/16/2000	Yes	MA	NE	296,291
Webster City Federal Bancorp (MHC)	WCFB	Pink	08/15/1994	No	IA	MW	96,768
Eliminate 9 Recent Conversions - 33 Remain							
Northeast Community Bancorp, Inc. (MHC)	NECB	NASDAQ	07/06/2006	No	NY	MA	289,843
Roma Financial Corporation (MHC)	ROMA	NASDAQ	07/12/2006	No	NJ	MA	887,906
Fox Chase Bancorp, Inc. (MHC)	FXCB	NASDAQ	10/02/2006	No	PA	MA	742,265

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)
ViewPoint Financial Group (MHC)	VPFG	NASDAQ	10/03/2006	No	TX	SW	1,605,802
MSB Financial Corp. (MHC)	MSBF	NASDAQ	01/05/2007	No	NJ	MA	282,694
Osage Bancshares, Inc.	OSBK	NASDAQ	01/18/2007	No	OK	SW	126,021
Oritani Financial Corp. (MHC)	ORIT	NASDAQ	01/24/2007	No	NJ	MA	1,220,818
People's United Financial, Inc.	PBCT	NASDAQ	04/16/2007	No	CT	NE	11,602,400
TFS Financial Corporation (MHC)	TFSL	NASDAQ	04/23/2007	No	OH	MW	9,850,164
Eliminate 14 With Assets Less than $450M - 19 Remain							
Heritage Financial Group (MHC)	HBOS	NASDAQ	06/30/2005	No	GA	SE	441,347
Naugatuck Valley Financial Corp. (MHC)	NVSL	NASDAQ	10/01/2004	No	CT	NE	424,105
Alliance Bancorp, Inc. of Pennsylvania (MHC)	ALLB	NASDAQ	03/03/1995	No	PA	MA	419,159
Colonial Bankshares, Inc. (MHC)	COBK	NASDAQ	06/30/2005	No	NJ	MA	412,364
Brooklyn Federal Bancorp, Inc. (MHC)	BFSB	NASDAQ	04/06/2005	No	NY	MA	398,816
United Community Bancorp (MHC)	UCBA	NASDAQ	03/31/2006	No	IN	MW	386,240
Lake Shore Bancorp, Inc. (MHC)	LSBK	NASDAQ	04/04/2006	No	NY	MA	351,959
Greene County Bancorp, Inc. (MHC)	GCBC	NASDAQ	12/30/1998	No	NY	MA	321,405
Pathfinder Bancorp, Inc. (MHC)	PBHC	NASDAQ	11/16/1995	No	NY	MA	317,219
Cheviot Financial Corp. (MHC)	CHEV	NASDAQ	01/06/2004	No	OH	MW	314,708
FedFirst Financial Corporation (MHC)	FFCO	NASDAQ	04/07/2005	No	PA	MA	285,141
Jacksonville Bancorp, Inc. (MHC)	JXSB	NASDAQ	04/21/1995	No	IL	MW	275,439
Kentucky First Federal Bancorp (MHC)	KFFB	NASDAQ	03/03/2005	No	KY	MW	267,196
Gouverneur Bancorp, Inc. (MHC)	GOV	AMEX	03/23/1999	No	NY	MA	132,468
Eliminate 2 with Assets Greater than $6B - 17 Remain							
Capitol Federal Financial (MHC)	CFFN	NASDAQ	04/01/1999	No	KS	MW	8,097,293
Northwest Bancorp, Inc. (MHC)	NWSB	NASDAQ	11/07/1994	No	PA	MA	6,732,139
Eliminate 5 Second Steps - 12 Remain							
United Financial Bancorp, Inc. (MHC)	UBNK	NASDAQ	07/13/2005	No	MA	NE	1,033,698
Atlantic Coast Federal Corporation (MHC)	ACFC	NASDAQ	10/05/2004	No	GA	SE	885,956
Abington Community Bancorp, Inc. (MHC)	ABBC	NASDAQ	12/17/2004	No	PA	MA	951,160
Home Federal Bancorp, Inc. (MHC)	HOME	NASDAQ	12/07/2004	No	ID	WE	745,954
BCSB Bankcorp, Inc. (MHC)	BCSB	NASDAQ	07/08/1998	No	MD	MA	726,426

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)
Resulting Comparable Group of 12 Institutions							
Investors Bancorp, Inc. (MHC)	ISBC	NASDAQ	10/12/2005	No	NJ	MA	[illegible],484,316
Kearny Financial Corp. (MHC)	KRNY	NASDAQ	02/24/2005	No	NJ	MA	2,007,739
Wauwatosa Holdings, Inc. (MHC)	WAUW	NASDAQ	10/05/2005	No	WI	MW	1,647,537
Rockville Financial, Inc. (MHC)	RCKB	NASDAQ	05/23/2005	No	CT	NE	1,239,974
Clifton Savings Bancorp, Inc. (MHC)	CSBK	NASDAQ	03/04/2004	No	NJ	MA	805,042
K-Fed Bancorp (MHC)	KFED	NASDAQ	03/31/2004	No	CA	WE	798,844
SI Financial Group, Inc. (MHC)	SIFI	NASDAQ	10/01/2004	No	CT	NE	759,934
Ocean Shore Holding Company (MHC)	OSHC	NASDAQ	12/22/2004	No	NJ	MA	574,481
PSB Holdings, Inc. (MHC)	PSBH	NASDAQ	10/05/2004	No	CT	NE	482,986
Magyar Bancorp, Inc. (MHC)	MGYR	NASDAQ	01/24/2006	No	NJ	MA	468,139
Prudential Bancorp, Inc. of Pennsylvania (MHC)	PBIP	NASDAQ	03/30/2005	No	PA	MA	467,706
Oneida Financial Corp. (MHC)	ONFC	NASDAQ	12/30/1998	No	NY	MA	455,024

EXHIBIT 8

Exhibit 8

Selected Financial Data

Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)	Equity/ Assets (%)	Tangible Tang Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
		Corporate					Key Financial Data for the Most Recent Period End						Capital for the Most Recent Period End				
	Comparable Thrift Data																
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	10	03/04/2004	805,042	74.01	52.17	NA	70.49	5.63	22.93	22.93	-	18.27	23.10
ISBC	Investors Bancorp, Inc. (MHC)	NASDAQ	Short Hills	NJ	47	10/12/2005	5,484,316	94.74	61.91	34.43	65.35	18.06	15.76	15.76	-	12.58	15.88
KRNY	Kearny Financial Corp. (MHC)	NASDAQ	Fairfield	NJ	26	02/24/2005	2,007,739	56.15	41.02	37.83	73.05	2.77	23.59	20.30	17.47	18.83	23.88
KFED	K-Fed Bancorp (MHC)	NASDAQ	Covina	CA	7	03/31/2004	798,844	131.00	84.27	5.24	64.33	23.78	11.48	11.00	4.69	8.19	11.84
MGYR	Magyar Bancorp, Inc. (MHC)	NASDAQ	New Brunswick	NJ	5	01/24/2006	468,139	109.79	81.75	9.98	74.46	13.90	10.45	10.45	-	NA	11.36
OSHC	Ocean Shore Holding Company (MHC)	NASDAQ	Ocean City	NJ	8	12/22/2004	574,481	102.95	76.79	12.53	74.59	13.37	10.92	10.92	-	10.56	11.29
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	13	12/30/1998	455,024	76.25	53.59	24.00	70.28	16.03	12.84	8.85	34.09	9.01	13.30
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	Philadelphia	PA	6	03/30/2005	467,706	62.21	47.30	48.15	76.04	4.87	18.19	18.19	-	18.13	18.34
PSBH	PSB Holdings, Inc. (MHC)	NASDAQ	Putnam	CT	7	10/05/2004	482,986	77.94	46.63	45.75	59.83	28.74	10.69	9.17	15.63	8.24	11.07
RCKB	Rockville Financial, Inc. (MHC)	NASDAQ	Vernon Rockville	CT	19	05/23/2005	1,239,974	115.08	85.17	11.04	74.00	12.65	12.56	12.48	0.69	12.70	13.37
SIFI	SI Financial Group, Inc. (MHC)	NASDAQ	Willimantic	CT	19	10/01/2004	759,934	106.72	76.89	16.85	72.05	16.10	10.95	10.87	0.86	9.06	11.54
WAUW	Wauwatosa Holdings, Inc. (MHC)	NASDAQ	Wauwatosa	WI	9	10/05/2005	1,647,537	134.61	83.58	8.61	62.09	22.03	13.97	13.97	-	13.97	14.41
	Average						1,265,977	95.12	65.92	23.13	69.71	14.83	14.53	13.74	6.12	12.69	14.95
	Median						779,389	98.85	69.35	16.85	71.27	14.97	12.70	11.74	0.35	12.58	13.34
	Maximum						5,484,316	134.61	85.17	48.15	76.04	28.74	23.59	22.93	34.09	18.83	23.88
	Minimum						455,024	56.15	41.02	5.24	59.83	2.77	10.45	8.85	-	8.19	11.07
	Northfield Bancorp, Inc.		Staten Island	NY	17		1,292,906	44.21	32.63	54.80	74.75	10.79	13.23	12.04	10.15	12.85	13.65
	Variance to the Comparable Median						513,517	(54.64)	(36.72)	37.95	3.48	(4.18)	0.53	0.30	9.80	0.27	0.31

Exhibit 8

Selected Financial Data

Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Return on Avg Assets (%)	Return on Avg Equity (%)	Core Return on Avg Assets (%)	Core Return on Avg Equity (%)
		Asset Quality for the Most Recent Period End						*LTM Profitability*			
	Comparable Thrift Data										
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.06	523.26	0.03	0.14	0.32	523.26	0.30	1.29	0.30	1.29
ISBC	Investors Bancorp, Inc. (MHC)	0.39	51.34	0.24	1.52	0.20	51.34	0.47	2.87	0.51	3.13
KRNY	Kearny Financial Corp (MHC)	0.13	532.36	0.05	0.22	0.71	532.36	0.18	0.74	0.18	0.73
KFED	K-Fed Bancorp (MHC)	0.15	288.78	0.13	1.14	0.43	288.78	0.63	5.14	0.63	5.16
MGYR	Magyar Bancorp, Inc. (MHC)	2.16	50.99	1.70	16.39	1.12	33.20	0.22	1.96	0.24	2.10
OSHC	Ocean Shore Holding Company (MHC)	0.08	570.24	0.06	0.59	0.48	570.24	0.53	4.73	0.53	4.73
ONFC	Oneida Financial Corp. (MHC)	0.02	NM	0.01	0.09	0.85	NM	0.92	7.18	0.80	6.24
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	-	NM	-	-	0.31	123.97	0.78	4.24	0.78	4.20
PSBH	PSB Holdings, Inc. (MHC)	0.72	111.91	0.34	3.14	0.81	111.91	0.36	3.35	0.37	3.43
RCKB	Rockville Financial, Inc. (MHC)	0.19	512.66	0.16	1.27	0.96	512.66	0.57	4.38	0.55	4.20
SIFI	SI Financial Group, Inc. (MHC)	0.79	97.05	0.65	5.92	0.76	90.65	0.33	2.99	0.32	2.96
WAUW	Wauwatosa Holdings, Inc. (MHC)	3.04	17.21	2.60	18.61	0.52	16.92	0.46	3.13	0.49	3.36
	Average	0.64	275.58	0.50	4.09	0.62	259.57	0.48	3.50	0.48	3.46
	Median	0.17	200.35	0.15	1.21	0.62	123.97	0.47	3.24	0.50	3.40
	Maximum	3.04	570.24	2.60	18.61	1.12	570.24	0.92	7.18	0.80	6.24
	Minimum	-	17.21	-	-	0.20	16.92	0.18	0.74	0.18	0.73
	Northfield Bancorp, Inc.	2.07	61.57	0.69	5.18	1.28	61.57	0.93	7.83	0.80	6.74
	Variance to the Comparable Median	1.90	(138.78)	0.54	3.97	0.66	(62.40)	0.46	4.59	0.30	3.34

Exhibit 8

Selected Financial Data

Ticker	Short Name	LTM Income Statement								Growth			Market Data					
		Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)	Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)
	Comparable Thrift Data																	
CSBK	Clifton Savings Bancorp, Inc. (MHC)	4.73	3.50	1.23	2.01	0.05	1.50	75.98	75.42	(3.57)	3.71	(0.79)	341.40	11.70	12.17	11.03	NA	NA
ISBC	Investors Bancorp, Inc. (MHC)	5.13	4.08	1.05	1.68	0.12	1.30	74.18	72.35	4.81	29.45	8.90	1,575.50	13.98	15.20	13.75	7.92	7.92
KRNY	Kearny Financial Corp. (MHC)	5.08	3.26	1.82	2.52	0.12	2.22	89.65	89.12	(1.30)	23.22	0.54	985.30	13.76	15.00	12.92	6.61	5.46
KFED	K-Fed Bancorp (MHC)	5.50	3.54	1.96	2.49	0.53	1.89	63.99	55.95	4.16	3.90	4.87	259.70	18.59	19.98	18.02	6.56	6.25
MGYR	Magyar Bancorp, Inc. (MHC)	6.90	NA	NA	3.54	0.29	2.97	84.32	82.93	19.76	24.71	14.02	86.50	14.60	15.20	13.88	8.26	8.26
OSHC	Ocean Shore Holding Company (MHC)	5.85	3.35	2.50	2.90	0.42	2.32	74.62	70.62	3.17	5.51	1.38	113.70	13.30	13.83	12.05	7.34	7.34
ONFC	Oneida Financial Corp. (MHC)	6.11	3.07	3.04	3.43	3.88	5.67	82.02	57.99	6.76	3.06	4.92	92.90	12.09	12.25	11.13	7.60	5.01
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	5.83	NA	NA	2.77	0.20	1.76	60.96	58.00	3.78	13.49	3.68	160.60	13.65	13.89	13.50	7.20	7.20
PSBH	PSB Holdings, Inc. (MHC)	NA	NA	NA	2.40	0.59	2.36	80.42	75.34	12.39	21.71	(0.30)	72.70	10.70	11.15	10.29	7.60	6.41
RCKB	Rockville Financial, Inc. (MHC)	NA	NA	NA	3.18	0.38	2.50	72.67	69.29	11.12	13.31	16.15	298.70	15.26	15.56	14.24	7.99	7.94
SIFI	SI Financial Group, Inc. (MHC)	5.92	NA	NA	3.14	1.16	3.59	86.35	81.06	4.99	6.77	3.82	158.10	12.73	13.41	11.85	6.70	6.64
WAUW	Wauwatosa Holdings, Inc. (MHC)	NA	NA	NA	2.39	0.40	1.78	66.00	59.99	5.77	2.37	(5.30)	541.20	16.88	18.00	16.43	6.94	6.94
	Average	5.67	3.47	1.93	2.70	0.68	2.49	75.93	70.67	5.99	12.60	4.32	390.53	13.94	14.64	13.26	7.34	6.85
	Median	5.83	3.43	1.89	2.65	0.39	2.27	75.30	71.49	4.90	10.04	3.75	210.15	13.71	14.45	13.21	7.34	6.94
	Maximum	6.90	4.08	3.04	3.54	3.88	5.67	89.65	89.12	19.76	29.45	16.15	1,575.50	18.59	19.98	18.02	8.26	8.26
	Minimum	4.73	3.07	1.05	1.68	0.05	1.30	60.96	55.95	(3.57)	2.37	(5.30)	72.70	10.70	11.15	10.29	6.56	5.01
	Northfield Bancorp, Inc.	5.05	2.75	2.30	2.75	0.35	1.83	57.00	51.34	(6.10)	6.64	(3.96)	376.48	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(0.78)	(0.68)	0.41	0.10	(0.04)	(0.44)	(18.30)	(20.15)	(11.00)	(3.40)	(7.71)	166.33	NA	NA	NA	NA	NA

Exhibit 8

Selected Financial Data

Ticker	Short Name	Dividends: Current Dividend Yield (%)	Dividends: LTM Dividend Payout Ratio (%)	Current Pricing Data as of 5/29/07: Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)
	Comparable Thrift Data									
CSBK	Clifton Savings Bancorp, Inc. (MHC)	1.71	222.22	NM	146.30	NM	130.00	NA	NA	NA
ISBC	Investors Bancorp, Inc. (MHC)	-	-	NM	116.50	58.30	53.40	176.50	176.50	27.82
KRNY	Kearny Financial Corp (MHC)	1.45	400 00	NM	NM	NM	NM	208.20	252.00	49.10
KFED	K-Fed Bancorp (MHC)	2.15	111.43	58.10	57.10	53.10	52.90	283.30	297.20	32.51
MGYR	Magyar Bancorp, Inc. (MHC)	-	-	NM	121.70	NM	80.10	176.80	176.80	18.46
OSHC	Ocean Shore Holding Company (MHC)	-	-	55.40	55.40	38.00	38.00	181.30	181.30	19.79
ONFC	Oneida Financial Corp. (MHC)	3.97	90 38	30 20	30.30	23.30	26.50	159.10	241.30	20.42
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	1.47	54.84	42.70	42.70	44 00	44.40	189.60	189.60	34.48
PSBH	PSB Holdings, Inc. (MHC)	2.24	100 00	66.90	67.10	44 60	43.40	140.80	166.90	15.05
RCKB	Rockville Financial, Inc. (MHC)	-	44.44	38.20	40.40	42.40	44.10	191.00	192.30	23.98
SIFI	SI Financial Group, Inc. (MHC)	1.26	76.19	NM	148.90	60.60	61.40	190 00	191.70	20.81
WAUW	Wauwatosa Holdings, Inc. (MHC)	-	-	NM	70.30	NM	68 20	243.10	243.10	33.96
	Average	1.19	91.63	48.58	81.52	45.54	58 40	194.52	209.88	26.94
	Median	1.36	65.52	49.05	67.10	44.30	52.90	189 60	191.70	23.98
	Maximum	3.97	400 00	66.90	148.90	60.60	130 00	283.30	297.20	49.10
	Minimum	-	-	30.20	30.30	23 30	26 50	140 80	166.90	15.05
	Northfield Bancorp, Inc.	NA	NA	NM	NM	NM	NM	NM	NM	NM
	Variance to the Comparable Median	NA	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 8

Selected Financial Data

Ticker	Short Name	Income: Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM
	Comparable Thrift Data								
CSBK	Clifton Savings Bancorp, Inc. (MHC)	456	456	0.02	0.02	2,472	2,472	0.09	0.09
ISBC	Investors Bancorp, Inc. (MHC)	2,994	2,994	0.03	0.03	25,645	28,025	0.24	0.26
KRNY	Kearny Financial Corp. (MHC)	242	305	-	-	3,587	3,551	0.05	0.05
KFED	K-Fed Bancorp (MHC)	1,113	1,133	0.08	0.08	4,771	4,791	0.35	0.35
MGYR	Magyar Bancorp, Inc. (MHC)	159	159	0.03	0.03	943	1,011	0.17	0.18
OSHC	Ocean Shore Holding Company (MHC)	501	501	0.06	0.06	2,946	2,946	0.35	0.35
ONFC	Oneida Financial Corp. (MHC)	748	747	0.10	0.10	4,018	3,492	0.52	0.46
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	965	965	0.08	0.08	3,656	3,625	0.31	0.31
PSBH	PSB Holdings, Inc. (MHC)	294	293	0.04	0.04	1,700	1,744	0.24	0.25
RCKB	Rockville Financial, Inc. (MHC)	1,912	1,805	0.10	0.09	6,817	6,539	0.36	0.35
SIFI	SI Financial Group, Inc. (MHC)	449	240	0.04	0.02	2,432	2,408	0.21	0.21
WAUW	Wauwatosa Holdings, Inc. (MHC)	2,099	2,099	0.06	0.06	7,446	7,978	0.23	0.25
	Average	994	975	0.05	0.05	5,536	5,715	0.26	0.26
	Median	625	624	0.05	0.05	3,622	3,522	0.24	0.26
	Maximum	2,994	2,994	0.10	0.10	25,645	28,025	0.52	0.46
	Minimum	159	159	-	-	943	1,011	0.05	0.05
	Northfield Bancorp, Inc.	4,693	2,053	NM	NM	12,355	10,642	NM	NM
	Variance to the Comparable Median	4,069	1,429	NA	NA	8,734	7,121	NA	NA

EXHIBIT 9

Exhibit 9
Industry Fully Converted Pricing Multiples
Pricing Data as of May 29, 2007

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Thrifts											
ABCW	Anchor BanCorp Wisconsin Inc.	28.51	623.70	14.90	14.90	14.70	14.60	184.50	196.20	13.78	2.39	35.05
ABNJ	American Bancorp of New Jersey, Inc.	10.97	139.90	NM	NM	NM	109.20	128.50	128.50	25.24	1.46	160.00
AF	Astoria Financial Corporation	26.70	2,598.50	17.60	17.60	15.80	15.80	200.50	236.30	11.41	3.90	59.17
ASBI	Ameriana Bancorp	10.84	32.40	NM	NM	NM	NM	100.00	102.60	7.41	1.48	NM
BBX	BankAtlantic Bancorp, Inc.	9.29	513.20	25.80	NM	40.40	159.70	107.90	126.90	8.71	1.77	70.00
BFBC	Benjamin Franklin Bancorp, Inc.	15.40	125.90	48.10	NA	29.60	NA	110.10	165.80	13.46	1.56	32.69
BFF	BFC Financial Corporation	4.10	147.30	NM	NA	NM	NA	90.90	173.20	1.96	-	-
BFIN	BankFinancial Corporation	16.29	377.50	50.90	50.90	41.80	42.20	121.90	135.90	24.09	1.72	66.67
BHLB	Berkshire Hills Bancorp, Inc.	32.88	290.30	14.70	14.80	25.50	NA	110.10	203.80	13.32	1.70	43.41
BKMU	Bank Mutual Corporation	11.82	653.90	36.90	36.90	34.80	34.80	134.00	151.70	18.56	2.71	91.18
BKUNA	BankUnited Financial Corporation	22.66	813.30	8.90	8.70	8.70	8.70	103.80	107.60	5.93	0.09	0.77
BOFI	B of I Holding, Inc.	7.25	60.00	20.10	20.10	20.70	22.80	88.30	88.30	7.13	-	-
BRBI	Blue River Bancshares, Inc.	6.37	22.30	31.90	31.90	42.50	42.50	123.90	152.60	9.66	1.41	50.00
BRKL	Brookline Bancorp, Inc.	11.99	735.20	37.50	37.50	36.30	36.30	129.50	142.10	31.25	2.84	224.24
BYFC	Broadway Financial Corporation	11.01	18.00	12.00	12.00	12.10	12.10	101.10	101.10	5.97	1.82	21.98
CASH	Meta Financial Group, Inc.	37.75	96.80	41.00	41.00	NM	NM	216.10	233.90	13.25	1.38	229.41
CBNK	Chicopee Bancorp, Inc.	15.60	116.10	48.80	74.50	NA	NA	106.60	106.60	25.00	-	NA
CEBK	Central Bancorp, Inc.	28.32	46.40	20.20	24.20	27.50	34.60	113.90	120.50	8.21	2.54	69.90
CFBK	Central Federal Corporation	6.70	30.60	NM	83.80	NM	111.70	105.90	105.90	12.69	5.37	600.00
CFFC	Community Financial Corporation	11.65	50.10	13.90	13.90	12.50	12.50	129.70	129.70	10.80	2.23	27.96
CITZ	CFS Bancorp, Inc.	14.86	163.10	31.00	31.10	31.00	34.70	125.10	126.30	13.18	3.23	100.00
CMSB	CMS Bancorp, Inc.	10.55	21.70	NA	NA	NA	NA	NA	NA	NA	-	NA
CNY	Carver Bancorp, Inc.	16.30	41.00	7.60	7.60	18.10	11.80	81.50	92.80	5.36	2.21	30.00
CSBC	Citizens South Banking Corporation	12.85	102.20	17.90	17.90	18.10	18.00	120.00	189.80	13.93	2.49	42.96
CTZN	Citizens First Bancorp, Inc.	22.36	188.40	19.30	19.30	19.10	19.10	105.90	113.70	10.61	1.61	30.77
CZWI	Citizens Community Bancorp, Inc.	9.26	65.90	NM	115.80	NM	NM	84.90	93.50	21.81	2.16	761.50
DCOM	Dime Community Bancshares, Inc.	13.56	487.60	19.90	19.90	17.60	17.60	171.40	207.30	14.82	4.13	70.00
DSL	Downey Financial Corp.	73.22	2,039.50	11.90	11.90	10.30	10.30	141.70	142.00	13.38	0.66	6.17
ESBF	ESB Financial Corporation	11.20	143.40	18.70	18.70	14.90	15.60	109.50	165.80	7.53	3.57	53.33
ESBK	Elmira Savings Bank, FSB	27.06	35.70	14.40	14.60	21.70	15.90	144.00	145.30	9.49	3.25	68.00
ESSA	ESSA Bancorp, Inc.	11.41	193.80	NA	NA	NA	NA	NA	NA	NA	-	NA
FBC	Flagstar Bancorp, Inc.	13.05	788.80	27.20	29.00	13.20	11.90	102.00	102.00	5.27	3.07	50.51
FBEI	First Bancorp of Indiana, Inc.	17.00	31.30	42.50	42.50	37.00	37.00	91.80	115.10	8.58	3.53	130.43
FBSI	First Bancshares, Inc.	16.21	25.10	33.80	84.20	NM	NA	94.40	95.50	10.41	-	NM
FBTC	First BancTrust Corporation	11.59	26.60	41.40	NA	25.80	NA	100.20	105.20	8.89	2.07	53.33
FBTX	Franklin Bank Corp.	16.56	391.10	15.90	15.90	26.30	16.30	108.80	207.80	8.08	-	-
FCAP	First Capital, Inc.	17.65	50.10	17.00	17.00	14.40	14.40	112.80	129.60	11.12	3.85	55.28
FCFL	First Community Bank Corporation of Americ	17.00	69.20	25.00	25.00	20.70	21.60	199.60	202.00	17.21	-	-
FCLF	First Clover Leaf Financial Corp.	10.99	99.70	34.30	34.30	42.30	38.30	106.60	121.30	26.38	2.18	92.31
FDEF	First Defiance Financial Corp.	27.20	195.80	13.60	13.60	12.80	13.10	119.50	158.50	12.94	3.68	46.01
FDT	Federal Trust Corporation	8.55	80.30	NM	124.80	31.70	32.40	146.20	146.20	11.29	1.87	62.96
FED	FirstFed Financial Corp.	64.62	1,067.50	8.40	8.40	8.40	8.40	146.70	146.90	12.56	-	-
FFBH	First Federal Bancshares of Arkansas, Inc.	23.85	116.20	NM	198.80	21.90	21.90	156.40	156.40	13.92	2.68	42.20
FFCH	First Financial Holdings, Inc.	33.58	400.70	13.50	13.90	14.90	15.00	212.00	241.10	14.91	2.98	43.81
FFDF	FFD Financial Corporation	16.22	18.00	13.10	13.10	11.40	11.50	101.30	101.30	10.58	3.45	38.03
FFFD	North Central Bancshares, Inc.	40.23	55.00	13.40	13.40	12.40	12.40	131.10	148.60	10.75	3.48	41.85
FFHS	First Franklin Corporation	16.99	28.60	53.10	53.10	22.10	60.70	111.10	111.10	8.62	2.12	46.75
FFIC	Flushing Financial Corporation	16.82	355.20	15.60	17.40	15.40	15.90	161.60	176.00	12.07	2.85	42.20
FFNM	First Federal of Northern Michigan Bancorp, I	9.01	26.00	NM	225.30	NM	90.90	77.40	87.00	9.93	2.22	222.22
FFSX	First Federal Bankshares, Inc.	18.75	63.70	15.60	31.50	20.20	24.10	90.80	123.40	9.83	2.24	44.62
FKFS	First Keystone Financial, Inc.	19.23	46.70	68.70	128.90	46.90	105.60	134.50	134.50	8.95	-	-
FMCO	FMS Financial Corporation	31.00	202.90	55.40	55.40	41.30	49.20	255.20	258.40	17.34	0.39	16.00
FMSB	First Mutual Bancshares, Inc.	22.27	149.00	14.30	14.30	14.00	14.40	205.80	205.80	14.09	1.62	22.64

Exhibit 9
Industry Fully Converted Pricing Multiples
Pricing Data as of May 29, 2007

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
FNFG	First Niagara Financial Group, Inc.	13.72	1,477.80	20.20	20.20	16.90	17.50	105.40	237.80	17.87	3.79	61.73
FPFC	First Place Financial Corp.	20.25	353.10	13.30	13.30	13.80	13.00	107.30	155.70	11.44	3.06	41.16
FPTB	First PacTrust Bancorp, Inc.	25.24	111.20	25.20	25.20	22.70	22.70	126.30	126.30	13.33	2.85	45.95
FSBI	Fidelity Bancorp, Inc.	17.70	52.90	13.00	14.40	13.10	15.80	114.60	121.90	7.27	3.16	41.48
GLK	Great Lakes Bancorp, Inc.	14.30	156.20	NM	NM	NM	NM	115.10	115.10	17.26	-	-
GSLA	GS Financial Corp.	20.30	25.10	63.40	63.40	12.80	12.50	92.10	92.10	14.86	1.97	25.16
HARL	Harleysville Savings Financial Corporation	16.40	64.30	17.80	20.10	17.80	18.40	128.90	128.90	8.31	4.15	72.83
HBNK	Hampden Bancorp, Inc.	11.60	92.20	NA	NA	NA	NA	90.70	90.70	18.05	1.03	NA
HCBK	Hudson City Bancorp, Inc.	13.17	7,170.00	25.30	25.30	25.30	25.30	139.10	143.90	17.93	2.43	59.62
HFBC	HopFed Bancorp, Inc.	15.89	57.30	14.20	14.20	15.60	14.90	108.20	128.40	7.46	3.02	47.06
HFFC	HF Financial Corp.	17.37	69.50	17.40	17.40	13.70	21.00	112.10	121.90	6.95	2.42	32.87
HIFS	Hingham Institution for Savings	32.75	69.40	18.20	18.20	16.20	16.20	132.10	132.10	9.92	2.44	49.50
HMNF	HMN Financial, Inc.	34.40	148.20	10.50	10.50	15.40	15.40	156.30	163.00	13.27	2.91	44.64
HWFG	Harrington West Financial Group, Inc.	17.28	95.90	13.10	13.10	12.10	11.90	138.50	152.50	8.51	2.89	34.97
IFSB	Independence Federal Savings Bank	10.22	15.90	NM	NM	NM	NM	126.40	126.40	9.86	-	-
IMB	IndyMac Bancorp, Inc.	33.53	2,467.40	12.00	11.60	7.70	7.60	120.10	127.00	8.31	5.96	45.52
JFBI	Jefferson Bancshares, Inc.	11.70	75.40	41.80	41.80	48.80	44.70	102.50	102.50	22.90	2.05	110.42
KNBT	KNBT Bancorp, Inc.	15.28	421.50	18.20	19.40	17.40	21.60	111.10	175.20	13.81	2.62	38.64
LBCP	Liberty Bancorp, Inc.	10.90	51.90	34.10	34.10	28.70	28.70	105.90	105.90	17.36	0.92	41.34
LEGC	Legacy Bancorp, Inc.	14.98	153.40	NM	84.50	62.40	48.20	106.20	108.60	18.65	1.07	54.17
LSBI	LSB Financial Corp.	25.47	40.70	13.30	13.30	12.90	12.90	115.40	115.40	11.24	3.14	37.15
LSBX	LSB Corporation	17.17	79.00	25.30	NA	NM	NA	133.40	133.40	14.12	3.26	400.00
MAFB	MAF Bancorp, Inc.	54.02	1,779.90	21.40	22.80	22.60	20.80	163.50	260.50	17.03	2.00	43.51
MASB	MASSBANK Corp.	32.80	142.30	17.10	17.60	19.50	20.60	131.00	132.30	17.18	3.41	66.07
MFBC	MFB Corp.	33.86	44.60	14.90	15.00	12.70	13.60	109.30	119.50	8.91	1.95	23.60
MFLR	Mayflower Bancorp, Inc.	10.10	21.10	25.30	25.30	19.10	19.10	109.10	109.40	8.85	3.96	75.47
MFSF	MutualFirst Financial, Inc.	18.41	80.00	18.40	18.40	18.40	18.40	91.50	110.40	8.49	3.26	60.00
NAL	NewAlliance Bancshares, Inc.	16.19	1,826.80	45.00	40.20	34.50	33.20	128.50	218.80	23.02	1.61	52.13
NASB	NASB Financial, Inc.	35.88	287.40	19.90	19.90	15.70	15.90	191.10	194.80	18.65	2.51	39.47
NEBS	New England Bancshares, Inc.	12.90	69.00	NM	NA	67.90	NA	120.50	124.10	24.27	0.93	63.16
NFSB	Newport Bancorp, Inc.	13.70	66.80	57.10	57.10	NA	NA	110.80	110.80	22.01	-	NA
NHTB	New Hampshire Thrift Bancshares, Inc.	14.45	58.70	15.10	15.60	13.30	13.50	124.70	168.00	8.96	3.60	47.71
NTBK	NetBank, Inc.	0.30	15.90	NM	NM	NM	NM	6.90	8.60	0.43	-	-
NYB	New York Community Bancorp, Inc.	17.55	5,500.30	19.90	19.90	22.20	20.30	139.50	353.10	18.51	5.70	126.58
OCFC	OceanFirst Financial Corp.	17.80	219.30	NM	NM	NM	80.60	175.00	175.00	10.71	4.49	347.83
OSBK	Osage Bancshares, Inc.	9.40	33.90	26.10	26.10	40.90	40.90	96.40	96.40	26.88	2.98	139.39
PBCI	Pamrapo Bancorp, Inc.	20.94	104.20	20.90	20.90	17.50	18.30	177.60	177.60	16.29	4.39	76.67
PBCT	People's United Financial, Inc.	20.10	6,046.70	45.70	46.40	49.00	43.20	441.80	478.60	51.74	2.65	119.61
PBNY	Provident New York Bancorp	13.79	584.60	31.30	31.40	29.30	29.90	141.60	243.20	20.85	1.45	42.55
PCBI	Peoples Community Bancorp, Inc.	14.75	71.20	NM	NM	NM	NM	81.70	123.10	7.04	4.07	NM
PEDE	Great Pee Dee Bancorp, Inc.	15.50	27.70	18.50	18.50	16.20	15.40	101.50	103.60	12.67	4.13	66.67
PFB	PFF Bancorp, Inc.	29.80	718.40	14.30	14.10	13.20	13.40	180.90	181.50	15.78	2.55	32.00
PFDC	Peoples Bancorp	19.44	61.20	30.40	30.90	22.10	22.20	98.70	102.80	12.41	3.91	86.36
PFED	Park Bancorp, Inc.	34.08	42.40	NM	NM	NM	NM	130.60	130.60	18.69	2.11	NM
PFS	Provident Financial Services, Inc.	16.79	1,119.70	23.30	23.30	20.00	20.30	103.50	179.20	18.45	2.38	47.62
PROV	Provident Financial Holdings, Inc.	24.70	160.60	15.80	15.90	12.70	NA	122.80	122.80	9.13	2.91	35.57
PRTR	Partners Trust Financial Group, Inc.	11.00	479.50	30.60	32.10	22.00	21.20	97.40	200.00	12.86	2.55	56.00
PULB	Pulaski Financial Corp.	15.55	155.20	18.50	18.50	16.40	16.60	195.60	207.40	14.58	2.19	35.79
PVFC	PVF Capital Corp.	12.33	95.30	20.60	20.60	18.70	18.70	133.60	133.60	10.50	2.40	44.85
PVSA	Parkvale Financial Corporation	29.80	168.40	14.90	15.80	12.90	13.20	131.10	173.50	9.25	2.68	34.63
RIVR	River Valley Bancorp	17.38	28.10	13.60	13.20	13.80	13.50	115.40	115.60	8.29	4.60	62.70
ROME	Rome Bancorp, Inc.	12.40	104.50	31.00	31.00	41.30	41.30	138.10	138.10	34.70	2.58	103.33
RPFG	Rainier Pacific Financial Group, Inc.	19.91	130.80	33.20	33.40	36.20	36.30	137.40	142.60	13.46	1.31	45.45
RVSB	Riverview Bancorp, Inc.	14.02	164.20	14.60	14.60	13.90	14.00	163.80	223.30	20.01	2.85	39.11

Exhibit 9
Industry Fully Converted Pricing Multiples
Pricing Data as of May 29, 2007

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
SOV	Sovereign Bancorp, Inc.	23.34	#######	64.80	39.40	NM	36.20	130.60	366.70	13.54	1.37	NM
SUPR	Superior Bancorp	10.15	352.90	36.30	35.50	44.10	39.40	126.20	235.00	14.34	-	-
SVBI	Severn Bancorp, Inc.	18.01	181.30	12.90	12.90	11.90	11.90	202.90	203.60	19.87	1.33	14.71
SYNF	Synergy Financial Group, Inc.	13.67	155.60	42.70	42.70	38.00	38.00	156.20	157.20	16.10	1.76	66.67
THRD	TF Financial Corporation	29.75	87.10	14.60	14.60	14.40	14.30	121.70	130.00	12.41	2.69	37.68
TONE	TierOne Corporation	31.02	560.00	14.10	14.10	12.80	12.90	153.70	178.20	16.28	1.03	11.98
TRST	TrustCo Bank Corp NY	9.67	726.40	15.10	15.10	15.90	15.80	301.80	302.20	22.32	6.62	104.92
TSBK	Timberland Bancorp, Inc.	34.35	124.60	15.90	15.90	15.40	15.40	161.10	177.10	20.29	2.10	32.29
TSH	Teche Holding Company	43.40	95.90	14.50	14.90	13.80	13.90	147.50	156.90	13.39	2.95	38.85
UCFC	United Community Financial Corp.	10.63	325.80	16.60	16.60	13.80	13.80	116.10	132.50	12.01	3.57	48.05
UWBK	United Western Bancorp, Inc.	25.42	184.60	20.50	NA	22.70	NA	168.00	168.00	8.77	0.94	10.71
WAYN	Wayne Savings Bancshares, Inc.	13.75	43.90	20.20	20.20	20.20	20.20	127.00	136.50	10.82	3.49	70.59
WFBC	Willow Financial Bancorp, Inc.	11.65	202.90	22.40	23.20	18.20	NA	86.90	182.90	11.87	3.95	72.44
WFD	Westfield Financial, Inc.	10.22	326.30	36.50	36.50	56.80	54.20	111.20	111.20	32.16	1.96	140.22
WFSL	Washington Federal, Inc.	25.00	2,183.30	16.50	16.50	16.00	16.00	168.60	184.00	22.10	3.28	52.56
WM	Washington Mutual, Inc.	43.46	#######	12.60	13.00	12.40	13.60	159.20	264.00	12.00	5.06	60.80
WSB	Washington Savings Bank, F.S.B.	8.50	64.50	23.60	NA	20.20	NA	102.20	102.20	15.00	1.88	28.57
WSFS	WSFS Financial Corporation	66.41	417.50	14.40	NA	14.80	NA	209.50	212.30	14.15	0.60	7.56
WVFC	WVS Financial Corp.	16.72	38.80	10.20	10.20	11.00	11.00	126.20	126.20	9.95	3.83	42.11
	All Fully Converted Average		831.28	24.15	31.69	22.42	27.18	132.35	155.24	14.10	2.35	70.13
	All Fully Converted Median		120.40	18.70	19.90	18.10	18.30	123.35	136.20	13.06	2.41	45.74
	All Mutual Holding Companies											
ABBC	Abington Community Bancorp, Inc. (MHC)	18.29	279.60	32.36	32.36	29.96	29.96	110.56	110.56	25.69	1.53	55.56
ALLB	Alliance Bancorp, Inc. of Pennsylvania (MHC	9.58	69.20	31.39	NM	34.05	NM	84.07	84.07	15.31	2.09	97.61
ACFC	Atlantic Coast Federal Corporation (MHC)	19.07	260.80	44.21	44.05	33.85	33.87	111.87	113.26	25.34	2.73	127.78
BCSB	BCSB Bankcorp, Inc. (MHC)	[illegible]	[illegible]	NM	[illegible]	NM	NM	103.04	107.03	10.66	-	NM
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	15.20	203.60	227.78	227.78	32.73	32.73	99.32	99.32	39.18	0.79	20.00
CFFN	Capitol Federal Financial (MHC)	38.45	2,855.80	42.12	42.12	38.52	38.33	109.98	109.98	29.07	5.20	380.00
CHEV	Cheviot Financial Corp. (MHC)	13.52	125.30	61.94	57.98	46.99	46.91	92.96	92.96	33.16	2.37	200.00
CSBK	Clifton Savings Bancorp, Inc. (MHC)	11.70	341.40	67.56	67.56	59.63	59.63	95.94	95.94	34.97	1.71	222.22
COBK	Colonial Bankshares, Inc. (MHC)	15.25	67.60	29.28	29.28	29.11	29.15	97.61	97.61	15.21	-	-
FFCO	FedFirst Financial Corporation (MHC)	9.25	61.60	NM	NM	NM	NM	82.14	83.34	19.63	-	-
FXCB	Fox Chase Bancorp, Inc. (MHC)	13.85	203.30	67.72	67.72	36.32	36.32	90.91	90.91	24.22	-	NA
GOV	Gouverneur Bancorp, Inc. (MHC)	11.00	25.30	25.45	25.45	19.58	22.04	77.59	77.59	17.46	2.91	70.45
GCBC	Greene County Bancorp, Inc. (MHC)	14.70	61.00	28.79	28.79	20.23	21.47	94.57	94.57	17.40	3.40	84.21
HBOS	Heritage Financial Group (MHC)	15.88	172.90	34.27	33.73	36.63	36.17	100.98	101.57	31.51	1.51	88.00
HOME	Home Federal Bancorp, Inc. (MHC)	17.10	259.70	34.03	34.03	30.83	30.83	106.85	106.85	29.58	1.29	56.41
ISBC	Investors Bancorp, Inc. (MHC)	13.98	1,575.50	59.75	59.75	38.78	36.55	97.24	97.24	25.25	-	-
JXSB	Jacksonville Bancorp, Inc. (MHC)	12.50	24.80	38.90	38.90	27.10	26.68	76.06	83.27	8.65	2.40	88.24
KRNY	Kearny Financial Corp. (MHC)	13.76	985.30	80.79	79.05	65.91	66.08	91.56	99.18	37.75	1.45	400.00
KFFB	Kentucky First Federal Bancorp (MHC)	10.10	84.30	51.64	51.64	47.75	47.98	81.66	95.71	27.36	3.96	333.33
KFED	K-Fed Bancorp (MHC)	18.59	259.70	35.59	35.18	34.07	33.97	111.29	113.38	27.61	2.15	111.43
LSBK	Lake Shore Bancorp, Inc. (MHC)	12.35	81.70	41.83	41.83	31.58	31.58	88.06	88.06	20.92	0.97	31.03
MGYR	Magyar Bancorp, Inc. (MHC)	14.60	86.50	61.83	61.83	50.35	48.36	97.09	97.09	17.02	-	-
MSBF	MSB Financial Corp. (MHC)	11.69	65.70	NM	NM	NM	NM	NM	NM	NM	-	NA
NVSL	Naugatuck Valley Financial Corp. (MHC)	11.88	88.00	45.60	46.00	42.09	42.26	94.39	94.58	18.85	1.68	111.11
NECB	Northeast Community Bancorp, Inc. (MHC)	12.40	164.00	53.77	53.77	53.28	53.23	93.83	93.83	44.64	-	NA
NWSB	Northwest Bancorp, Inc. (MHC)	28.15	1,391.20	22.81	22.81	22.14	22.23	103.67	118.15	18.63	2.84	82.11
OSHC	Ocean Shore Holding Company (MHC)	13.30	113.70	36.76	36.76	27.91	27.91	97.03	97.03	18.08	-	-
ONFC	Oneida Financial Corp. (MHC)	12.09	92.90	23.59	23.61	18.56	20.85	90.51	112.30	18.61	3.97	90.38
ORIT	Oritani Financial Corp. (MHC)	15.74	638.30	NM	NM	49.36	52.95	99.92	99.92	40.04	-	NA
PBHC	Pathfinder Bancorp, Inc. (MHC)	11.95	29.70	29.84	29.59	22.81	27.05	79.81	89.32	8.91	3.43	105.13

Exhibit 9
Industry Fully Converted Pricing Multiples
Pricing Data as of May 29, 2007

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MH	13.65	160.60	29.04	29.04	30.25	30.43	96.83	96.83	29.28	1.47	54.84
PSBH	PSB Holdings, Inc. (MHC)	10.70	72.70	39.16	39.24	30.27	29.70	84.61	93.38	14.05	2.24	100.00
RCKB	Rockville Financial, Inc. (MHC)	15.26	298.70	28.25	29.50	30.81	31.76	100.70	101.06	21.63	-	44.44
ROMA	Roma Financial Corporation (MHC)	16.50	540.10	39.63	39.63	45.19	45.19	96.85	96.95	44.70	1.45	NA
SIFI	SI Financial Group, Inc. (MHC)	12.73	158.10	47.24	64.00	39.43	39.68	97.01	97.44	18.83	1.26	76.19
TFSL	TFS Financial Corporation (MHC)	12.23	4,064.30	NM	NM	NM	NM	NM	NM	NM	-	NA
UCBA	United Community Bancorp (MHC)	12.11	100.50	25.95	44.21	27.59	35.74	90.82	90.82	23.12	2.64	87.88
UBNK	United Financial Bancorp, Inc. (MHC)	15.51	264.80	46.28	46.59	38.78	38.00	101.50	101.60	22.90	1.55	84.62
VPFG	ViewPoint Financial Group (MHC)	18.45	475.80	54.61	54.61	54.63	54.63	107.75	107.75	25.99	1.08	NA
WAUW	Wauwatosa Holdings, Inc. (MHC)	16.88	541.20	36.38	36.38	39.07	37.55	97.73	97.73	27.46	-	-
	All MHC's Average	14.85	435.69	47.32	47.81	36.56	37.08	95.66	98.11	24.44	1.50	100.09
	All MHC's Median	13.81	162.30	39.16	39.63	34.06	35.74	96.93	97.16	23.67	1.46	84.42
	New York and New Jersey											
ABNJ	American Bancorp of New Jersey, Inc.	10.97	139.90	NM	NM	NM	109.20	128.50	128.50	25.24	1.46	160.00
FMCO	FMS Financial Corporation	31.00	202.90	55.40	55.40	41.30	49.20	255.20	258.40	17.34	0.39	16.00
HCBK	Hudson City Bancorp, Inc.	13.17	7,170.00	25.30	25.30	25.30	25.30	139.10	143.90	17.93	2.43	59.62
OCFC	OceanFirst Financial Corp.	17.80	219.30	NM	NM	NM	80.60	175.00	175.00	10.71	4.49	347.83
PBCI	Pamrapo Bancorp, Inc.	20.94	104.20	20.90	20.90	17.50	18.30	177.60	177.60	16.29	4.39	76.67
PFS	Provident Financial Services, Inc.	16.79	1,119.70	23.30	23.30	20.00	20.30	103.50	179.20	18.45	2.38	47.62
SYNF	Synergy Financial Group, Inc.	13.67	155.60	42.70	42.70	38.00	38.00	156.20	157.20	16.10	1.76	66.67
AF	Astoria Financial Corporation	26.70	2,598.50	17.60	17.60	15.80	15.80	200.50	236.30	11.41	3.90	59.17
CMSB	CMS Bancorp, Inc.	10.55	21.70	NA	NA	NA	NA	NA	NA	NA	-	NA
CNY	Carver Bancorp, Inc.	16.30	41.00	7.60	7.60	18.10	11.80	81.50	92.80	5.36	2.21	30.00
DCOM	Dime Community Bancshares, Inc.	13.56	487.60	19.90	19.90	17.00	17.60	171.40	207.30	14.82	4.13	70.00
ESBK	Elmira Savings Bank, FSB	[illegible]	[illegible]	14.40	14.00	21.70	15.90	144.00	145.30	9.49	3.25	68.00
FFIC	Flushing Financial Corporation	16.82	355.20	15.60	17.40	15.40	15.90	161.60	176.00	12.07	2.85	42.20
FNFG	First Niagara Financial Group, Inc.	13.72	1,477.80	20.20	20.20	16.90	17.50	105.40	237.80	17.87	3.79	61.73
GLK	Great Lakes Bancorp, Inc.	14.30	156.20	NM	NM	NM	NM	115.10	115.10	17.26	-	-
NYB	New York Community Bancorp, Inc.	17.55	5,500.30	19.90	19.90	22.20	20.30	139.50	353.10	18.51	5.70	126.58
PBNY	Provident New York Bancorp	13.79	584.60	31.30	31.40	29.30	29.90	141.60	243.20	20.85	1.45	42.55
PRTR	Partners Trust Financial Group, Inc.	11.00	479.50	30.60	32.10	22.00	21.20	97.40	200.00	12.86	2.55	56.00
ROME	Rome Bancorp, Inc.	12.40	104.50	31.00	31.00	41.30	41.30	138.10	138.10	34.70	2.58	103.33
TRST	TrustCo Bank Corp NY	9.67	726.40	15.10	15.10	15.90	15.80	301.80	302.20	22.32	6.62	104.92
	New York and New Jersey Fully Converted Average		1,084.03	24.43	24.65	23.61	31.33	154.37	193.00	16.82	2.82	80.99
	New York and New Jersey Fully Converted Median		287.25	20.55	20.55	20.85	20.30	141.60	177.60	17.26	2.57	61.73
	New York and New Jersey MHC's											
CSBK	Clifton Savings Bancorp, Inc. (MHC)	11.70	341.40	67.56	67.56	59.63	59.63	95.94	95.94	34.97	1.71	222.22
COBK	Colonial Bankshares, Inc. (MHC)	15.25	67.60	29.28	29.28	29.11	29.15	97.61	97.61	15.21	-	-
ISBC	Investors Bancorp, Inc. (MHC)	13.98	1,575.50	59.75	59.75	38.78	36.55	97.24	97.24	25.25	-	-
KRNY	Kearny Financial Corp. (MHC)	13.76	985.30	80.79	79.05	65.91	66.08	91.56	99.18	37.75	1.45	400.00
MGYR	Magyar Bancorp, Inc. (MHC)	14.60	86.50	61.83	61.83	50.35	48.36	97.09	97.09	17.02	-	-
MSBF	MSB Financial Corp. (MHC)	11.69	65.70	NM	NM	NM	NM	NM	NM	NM	-	NA
OSHC	Ocean Shore Holding Company (MHC)	13.30	113.70	36.76	36.76	27.91	27.91	97.03	97.03	18.08	-	-
ORIT	Oritani Financial Corp. (MHC)	15.74	638.30	NM	NM	49.36	52.95	99.92	99.92	40.04	-	NA
ROMA	Roma Financial Corporation (MHC)	16.50	540.10	39.63	39.63	45.19	45.19	96.85	96.95	44.70	1.45	NA
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	15.20	203.60	227.78	227.78	32.73	32.73	99.32	99.32	39.18	0.79	20.00
GOV	Gouverneur Bancorp, Inc. (MHC)	11.00	25.30	25.45	25.45	19.58	22.04	77.59	77.59	17.46	2.91	70.45
GCBC	Greene County Bancorp, Inc. (MHC)	14.70	61.00	28.79	28.79	20.23	21.47	94.57	94.57	17.40	3.40	84.21
LSBK	Lake Shore Bancorp, Inc. (MHC)	12.35	81.70	41.83	41.83	31.58	31.58	88.06	88.06	20.92	0.97	31.03

Exhibit 9
Industry Fully Converted Pricing Multiples
Pricing Data as of May 29, 2007

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
NECB	Northeast Community Bancorp, Inc. (MHC)	12.40	164.00	53.77	53.77	53.28	53.23	93.83	93.83	44.64	-	NA
ONFC	Oneida Financial Corp. (MHC)	12.09	92.90	23.59	23.61	18.56	20.85	90.51	112.30	18.61	3.97	90.38
PBHC	Pathfinder Bancorp, Inc. (MHC)	11.95	29.70	29.84	29.59	22.81	27.05	79.81	89.32	8.91	3.43	105.13
	New York and New Jersey MHC's Average		317.02	57.62	57.48	37.67	38.32	93.13	95.73	26.67	1.26	85.29
	New York and New Jersey MHC's Median		103.30	40.73	40.73	32.73	32.73	95.94	97.03	20.92	0.88	50.74

Exhibit 9
Industry Fully Converted Pricing Multiples
Pricing Data as of May 29, 2007

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Group											
CSBK	Clifton Savings Bancorp, Inc. (MHC)	11.70	341.40	67.56	67.56	59.63	59.63	95.94	95.94	34.97	1.71	222.22
ISBC	Investors Bancorp, Inc. (MHC)	13.98	1,575.50	59.75	59.75	38.78	36.55	97.24	97.24	25.25	-	-
KRNY	Kearny Financial Corp. (MHC)	13.76	985.30	80.79	79.05	65.91	66.08	91.56	99.18	37.75	1.45	400.00
KFED	K-Fed Bancorp (MHC)	18.59	259.70	35.59	35.18	34.07	33.97	111.29	113.38	27.61	2.15	111.43
MGYR	Magyar Bancorp, Inc. (MHC)	14.60	86.50	61.83	61.83	50.35	48.36	97.09	97.09	17.02	-	-
OSHC	Ocean Shore Holding Company (MHC)	13.30	113.70	36.76	36.76	27.91	27.91	97.03	97.03	18.08	-	-
ONFC	Oneida Financial Corp. (MHC)	12.09	92.90	23.59	23.61	18.56	20.85	90.51	112.30	18.61	3.97	90.38
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MH	13.65	160.60	29.04	29.04	30.25	30.43	96.83	96.83	29.28	1.47	54.84
PSBH	PSB Holdings, Inc. (MHC)	10.70	72.70	39.16	39.24	30.27	29.70	84.61	93.38	14.05	2.24	100.00
RCKB	Rockville Financial, Inc. (MHC)	15.26	298.70	28.25	29.50	30.81	31.76	100.70	101.06	21.63	-	44.44
SIFI	SI Financial Group, Inc. (MHC)	12.73	158.10	47.24	64.00	39.43	39.68	97.01	97.44	18.83	1.26	76.19
WAUW	Wauwatosa Holdings, Inc. (MHC)	16.88	541.20	36.38	36.38	39.07	37.55	97.73	97.73	27.46	-	-
	Comparable Average		390.53	45.49	46.83	38.75	38.54	96.46	99.88	24.21	1.19	91.63
	Comparable Median		210.15	37.96	38.00	36.42	35.26	97.02	97.34	23.44	1.36	65.52
	All Fully Converted Average		831.28	24.15	31.69	22.42	27.18	132.35	155.24	14.10	2.35	70.13
	All Fully Converted Median		120.40	18.70	19.90	18.10	18.30	123.35	136.20	13.06	2.41	45.74
	All MHC's Average		435.69	47.32	47.81	36.56	37.08	95.66	98.11	24.44	1.50	100.09
	All MHC's Median		162.30	39.16	39.63	34.06	35.74	96.93	97.16	23.67	1.46	84.42
	New York and New Jersey Fully Converted Average		1,084.03	24.43	24.65	23.61	31.33	154.37	193.00	16.82	2.82	80.99
	New York and New Jersey Fully Converted Median		287.25	20.55	20.55	20.85	20.30	141.60	177.60	17.26	2.57	61.73
	New York and New Jersey MHC's Average		317.02	57.62	57.48	37.67	38.32	93.13	95.73	26.67	1.26	85.29
	New York and New Jersey MHC's Median		103.30	40.73	40.73	32.73	32.73	95.94	97.03	20.92	0.88	50.74

EXHIBIT 10

Exhi

MHC Conversions - 2006 to Date
Selected Market Data
Market Data as of 5/29/07

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)	Percent Change from IPO: After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
TFSL	TFS Financial Corporation (MHC)	04/23/2007	10.0000	68.34	801,450	88.33	17.90	18.00	23.40	NA	22.30
SUGR	Sugar Creek Financial Corp. (MHC)	04/04/2007	10.0000	55.00	2,868	66.38	0.00	0.00	6.00	NA	6.00
DLNO	Delanco Bancorp, Inc. (MHC)	04/02/2007	10.0000	55.00	5,769	74.70	0.00	0.00	-5.00	NA	-7.50
Q2'07	**Average**					**76.47**	**5.97**	**6.00**	**8.13**	**NA**	**6.93**
	Median					**74.70**	-	-	**6.00**	**NA**	**6.00**
ORIT	Oritani Financial Corp. (MHC)	01/24/2007	10.0000	68.00	94,926	82.84	59.70	54.30	55.00	51.60	57.40
PBCP	Polonia Bancorp (MHC)	01/11/2007	10.0000	55.00	11,990	84.49	NA	1.50	1.00	-0.50	0.00
MSBF	MSB Financial Corp. (MHC)	01/05/2007	10.0000	55.00	21,372	84.26	23.00	21.50	19.30	16.00	16.90
Q1'07	**Average**					**83.86**	**41.35**	**25.77**	**25.10**	**NA**	**24.77**
	Median					**84.26**	**41.35**	**21.50**	**19.30**	**NA**	**16.90**
2007 YTD	**Average**					**80.17**	**20.12**	**15.88**	**16.62**	**22.37**	**15.85**
	Median					**83.55**	**17.90**	**9.75**	**12.65**	**16.00**	**11.45**
MSFN	MainStreet Financial Corporation (MHC)	12/27/2006	10.0000	53.00	1,163	60.17	10.00	10.00	-2.50	-3.50	0.00
BFFI	Ben Franklin Financial, Inc. (MHC)	10/19/2006	10.0000	55.00	6,965	79.29	7.00	6.50	6.50	9.00	5.50
VPFG	ViewPoint Financial Group (MHC)	10/03/2006	10.0000	55.00	99,327	79.55	49.90	52.50	53.90	69.40	84.50
FXCB	Fox Chase Bancorp, Inc. (MHC)	10/02/2006	10.0000	55.50	53,070	79.16	29.50	27.90	30.10	35.00	38.50
Q4'06	**Average**					**74.54**	**24.10**	**24.23**	**22.00**	**NA**	**32.13**
	Median					**79.23**	**19.75**	**18.95**	**18.30**	**NA**	**22.00**
ROMA	Roma Financial Corporation (MHC)	07/12/2006	10.0000	69.00	81,537	79.67	41.00	45.00	46.60	49.80	65.00
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	07/11/2006	10.0000	55.00	8,645	79.06	0.00	-1.50	-7.00	-9.70	-8.50
NECB	Northeast Community Bancorp, Inc. (MHC)	07/06/2006	10.0000	55.00	50,046	85.76	10.00	12.00	12.00	12.70	24.00
Q3'06	**Average**					**81.50**	**17.00**	**18.50**	**17.20**	**17.60**	**26.83**
	Median					**79.67**	**10.00**	**12.00**	**12.00**	**12.70**	**24.00**
MFDB	Mutual Federal Bancorp, Inc. (MHC)	04/06/2006	10.0000	70.00	8,592	74.57	11.30	10.00	14.00	12.50	33.00
LSBK	Lake Shore Bancorp, Inc. (MHC)	04/04/2006	10.0000	55.00	24,485	80.19	7.00	5.50	2.90	0.10	23.50
Q2'06	**Average**					**77.38**	**9.15**	**7.75**	**8.45**	**6.30**	**28.25**
	Median					**77.38**	**9.15**	**7.75**	**8.45**	**6.30**	**28.25**
UCBA	United Community Bancorp (MHC)	03/31/2006	10.0000	55.00	30,228	85.06	8.00	8.40	5.50	4.30	21.10
MGYR	Magyar Bancorp, Inc. (MHC)	01/24/2006	10.0000	54.03	22,059	82.27	6.50	5.00	6.00	15.00	46.00
GVFF	Greenville Federal Financial Corporation (MHC)	01/05/2006	10.0000	55.00	8,114	69.72	NA	2.50	0.00	1.00	0.00
Q1'06	**Average**					**79.02**	**7.25**	**5.30**	**3.83**	**6.77**	**22.37**
	Median					**82.27**	**7.25**	**5.00**	**5.50**	**4.30**	**21.10**
2006 YTD	**Average**					**77.87**	**16.38**	**15.32**	**14.00**	**16.30**	**27.72**
	Median					**79.42**	**10.00**	**9.20**	**6.25**	**10.75**	**23.75**
1/1/2006	**Average**					**78.64**	**17.55**	**15.51**	**14.87**	**17.51**	**23.76**
5/29/2007	**Median**					**79.61**	**10.00**	**9.20**	**6.25**	**12.50**	**21.70**

EXHIBIT 11

Northfield Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
March 31, 2007
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	Min	20.83						
	Mid	23.26	38.54	35.26	38.32	32.73	37.08	35.74
	Max	25.64						
	Smax	27.78						
Price-to-Book Ratio P/B	Min	72.46%						
	Mid	76.69%	96.46%	97.02%	93.13%	95.93%	95.65%	96.93%
	Max	80.19%						
	Smax	83.40%						
Price-to-Tangible Book Ratio P/TB	Min	75.30%						
	Mid	79.37%	99.88%	97.34%	95.73%	97.03%	98.11%	97.16%
	Max	82.71%						
	Smax	85.84%						
Price-to-Assets Ratio P/A	Min	21.10%						
	Mid	24.05%	24.21%	23.44%	26.67%	20.92%	24.44%	23.67%
	Max	26.81%						
	Smax	29.79%						

Valuation Parameters

Parameter	Symbol		Value	Note
Prior Twelve Mos. Earning Base	Y			
Period Ended March 31, 2007		$	12,355	(1)
Pre-Conversion Book Value	B			
As of March 31, 2007		$	170,990	
Pre-Conversion Assets	A			
As of March 31, 2007		$	1,292,906	
Return on Money	R		2.94%	(2)
Conversion Expenses		$	4,484	
	X		1.14%	(3)
Proceeds Not Invested		$	47,160	(4)
Estimated ESOP Borrowings		$	31,440	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	1,048	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		30 Years	
Amort of MRP Amount	N		5 Years	
Estimated MRP Amount		$	15,720	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	3,144	
Stock Foundation Amount		$	-	(7)
Stock Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		40.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	393,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended March 31, 2007.
(2) Net Return assumes a reinvestment rate of 4.90 percent (the 1 year Treasury at March 31, 2007), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 30 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $393,000,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $393,000,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $393,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	39,300,000	$ 10.00	$ 393,000,000
Range:			
- Minimum	33,405,000	$ 10.00	334,050,000
- Maximum	45,195,000	10.00	451,950,000
- Super Maximum	51,974,250	10.00	519,742,500

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	33,405,000	39,300,000	45,195,000	51,974,250
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 334,050,000	$ 393,000,000	$ 451,950,000	$ 519,742,500
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	33,405,000	39,300,000	45,195,000	51,974,250
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 334,050,000	$ 393,000,000	$ 451,950,000	$ 519,742,500
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of March 31, 2007
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		33,405,000	39,300,000	45,195,000	51,974,250
Conversion Shares Offered		33,405,000	39,300,000	45,195,000	51,974,250
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 334,050	$ 393,000	$ 451,950	$ 519,743
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		334,050	393,000	451,950	519,743
Gross Proceeds		334,050	393,000	451,950	519,743
Less: Est. Conversion Expenses		(4,050)	(4,484)	(4,918)	(5,417)
Net Proceeds		330,000	388,516	447,032	514,326
Cash issued to foundation		-	-	-	-
Less: ESOP Adjustment	(3)	(26,724)	(31,440)	(36,156)	(41,579)
Less: MRP Adjustment	(3)	(13,362)	(15,720)	(18,078)	(20,790)
Net Proceeds Reinvested		$ 289,914	$ 341,356	$ 392,798	$ 451,957
Estimated Incremental Rate of Return		2.94%	2.94%	2.94%	2.94%
Estimated Incremental Return		$ 8,523	$ 10,036	$ 11,548	$ 13,288
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(534)	(629)	(723)	(832)
Less: Option Expense	(10)	(2,138)	(2,515)	(2,892)	(3,326)
Less: MRP Adjustment	(7)	(1,603)	(1,886)	(2,169)	(2,495)
Pro-forma Net Income		4,248	5,006	5,764	6,635
Earnings Before Conversion		12,355	12,355	12,355	12,355
Earnings Excluding Adjustment		16,603	17,361	18,119	18,990
Earnings Adjustment	(6)	(1,713)	(1,713)	(1,713)	(1,713)
Earnings After Conversion		$ 14,890	$ 15,648	$ 16,406	$ 17,277

Pro Forma Effect of Conversion Proceeds
As of March 31, 2007
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Tangible Equity					
Equity at March 31, 2007		$ 170,990	$ 170,990	$ 170,990	$ 170,990
Net Conversion Proceeds		330,000	388,516	447,032	514,326
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(26,724)	(31,440)	(36,156)	(41,579)
Less: MRP Adjustment	(2)	(13,362)	(15,720)	(18,078)	(20,790)
Pro-forma Equity		$ 460,904	$ 512,346	$ 563,788	$ 622,947
Less: Intangible	(5)	17,360	17,360	17,360	17,360
Pro-forma Tangible Equity		$ 443,544	$ 494,986	$ 546,428	$ 605,587
Pro-forma Assets					
Total Assets at March 31, 2007		$ 1,292,906	$ 1,292,906	$ 1,292,906	$ 1,292,906
Net Conversion Proceeds		330,000	388,516	447,032	514,326
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(26,724)	(31,440)	(36,156)	(41,579)
Less: MRP Adjustment	(2)	(13,362)	(15,720)	(18,078)	(20,790)
Pro-forma Total Assets		1,582,820	1,634,262	1,685,704	1,744,863
Stockholder's Equity Per Share *					
Equity at March 31, 2007		$ 5.12	$ 4.35	$ 3.78	$ 3.29
Estimated Net Proceeds		9.88	9.89	9.89	9.90
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Equity Per Share *		13.80	13.04	12.47	11.99
Less: Intangible		0.52	0.44	0.38	0.33
Pro-forma Tangible Equity Per Share *		$ 13.28	$ 12.60	$ 12.09	$ 11.65

Pro Forma Effect of Conversion Proceeds
As of March 31, 2007
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.40	$ 0.34	$ 0.30	$ 0.26
Incremental return Per Share	(8)	0.28	0.28	0.28	0.28
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Option Expense Per Share	(10)	(0.07)	(0.07)	(0.07)	(0.07)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		(0.06)	(0.05)	(0.04)	(0.04)
Pro Forma Earnings Per Share *	(8)	$ 0.48	$ 0.43	$ 0.39	$ 0.36
Shares Utilized for EPS		30,821,680	36,260,800	41,699,920	47,954,908
Pro-forma Ratios					
Price/EPS without Adjustment		18.52	20.83	23.26	25.00
Price/EPS with Adjustment		20.83	23.26	25.64	27.78
Price/Book Value per Share		72.46%	76.69%	80.19%	83.40%
Price/Tangible Book Value		75.30%	79.37%	82.71%	85.84%
Market Value/Assets		21.10%	24.05%	26.81%	29.79%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP is omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) .
(6) Retirement package for former President, gains on sale of branches and securities. tax impacted at 40%.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		33,405	39,300	45,195	51,974
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 334,050	$ 393,000	$ 451,950	$ 519,743
Estimated Insider Purchases		(4,200)	(4,200)	(4,200)	(4,200)
ESOP Purchases		(26,724)	(31,440)	(36,156)	(41,579)
Proceeds to Base Fee On		$ 303,126	$ 357,360	$ 411,594	$ 473,964
Underwriters Percentage		0.80%	0.80%	0.80%	0.80%
Underwriters Fee		$ 2,425	$ 2,859	$ 3,293	$ 3,792
Other Expenses		1,625	1,625	1,625	1,625
Total Expense		$ 4,050	$ 4,484	$ 4,918	$ 5,417
Share Calculations					
Shares Sold		33,405,000	39,300,000	45,195,000	51,974,250
Exchange Shares		-	-	-	-
Shares Issued to Foundation		-	-	-	-
Shares Outstanding		33,405,000	39,300,000	45,195,000	51,974,250
Less: New ESOP Adjustment		(2,672,400)	(3,144,000)	(3,615,600)	(4,157,940)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	89,080	104,800	120,520	138,598
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		30,821,680	36,260,800	41,699,920	47,954,908
MRP Shares		1,336,200	1,572,000	1,807,800	2,078,970
MRP Shares Amortized this Period		267,240	314,400	361,560	415,794
Option Shares		3,340,500	3,930,000	4,519,500	5,197,425
Option Shares Amortized this Period		668,100	786,000	903,900	1,039,485
MRP Dilution					
EPS		$ 0.53	$ 0.47	$ 0.43	$ 0.39
Tangible Book Value/Share		$ 13.15	$ 12.50	$ 12.01	$ 11.59
Voting Dilution		-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution					
EPS		$ 0.51	$ 0.46	$ 0.42	$ 0.39
Tangible Book Value/Share		$ 12.98	$ 12.36	$ 11.90	$ 11.50
Voting Dilution		-9.09%	-9.09%	-9.09%	-9.09%
Pro Forma Tang. Equity to Tang. Assets		28.33%	30.61%	32.75%	35.06%
Pro Forma Core ROAA		0.92%	0.94%	0.96%	0.97%
Pro Forma ROAE		3.71%	3.48%	3.29%	3.11%
Pro Forma Core ROAE		3.33%	3.13%	2.98%	2.83%

Earnings Assuming Foundation Expensed	16,603	17,361	18,119	18,990
EPS Assuming Foundation Expensed	$ 0.54	$ 0.48	$ 0.43	$ 0.40

EXHIBIT 12

Northfield Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
March 31, 2007
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	Min	20.41						
	Mid	22.73	38.54	35.26	38.32	32.73	37.08	35.74
	Max	25.00						
	Smax	27.78						
Price-to-Book Ratio P/B	Min	72.20%						
	Mid	76.57%	96.46%	97.02%	93.13%	95.93%	95.65%	96.93%
	Max	80.13%						
	Smax	83.54%						
Price-to-Tangible Book Ratio P/TB	Min	75.19%						
	Mid	79.37%	99.88%	97.34%	95.73%	97.03%	98.11%	97.16%
	Max	82.78%						
	Smax	85.98%						
Price-to-Assets Ratio P/A	Min	20.45%						
	Mid	23.33%	24.21%	23.44%	26.67%	20.92%	24.44%	23.67%
	Max	26.05%						
	Smax	28.98%						

Valuation Parameters

Item	Symbol		Value	Note
Prior Twelve Mos. Earning Base	Y			
Period Ended March 31, 2007		$	12,355	(1)
Pre-Conversion Book Value	B			
As of March 31, 2007		$	170,990	
Pre-Conversion Assets	A			
As of March 31, 2007		$	1,292,906	
Return on Money	R		2.94%	(2)
Conversion Expenses		$	4,302	
	X		1.17%	(3)
Proceeds Not Invested		$	45,177	(4)
Estimated ESOP Borrowings		$	30,118	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	1,004	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		30	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	15,059	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	3,012	
Stock Foundation Amount		$	7,530	(7)
Stock Foundation Amount	F		2.04%	2.04%
Foundation Opportunity Cost		$	221	
Tax Benefit	Z	$	3,012	(8)
Tax Rate	TAX		40.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	368,950	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended March 31, 2007.
(2) Net Return assumes a reinvestment rate of 4.90 percent (the 1 year Treasury at March 31, 2007), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 30 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) The Foundation is assumed to be 2% of the gross proceeds.
(8) The after-tax benefit of the Foundation is assumed to be 40% of Foundation.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $368,950,400

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $368,950,400

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $368,950,400

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	36,895,040	$ 10.00	$ 368,950,400
Range:			
- Minimum	31,360,784	$ 10.00	313,607,840
- Maximum	42,429,296	10.00	424,292,960
- Super Maximum	48,793,690	10.00	487,936,900

Pre Foundation

Conclusion	Appraised Value			
	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	31,360,784	36,895,040	42,429,296	48,793,690
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 313,607,840	$ 368,950,400	$ 424,292,960	$ 487,936,900
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	31,360,784	36,895,040	42,429,296	48,793,690
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 313,607,840	$ 368,950,400	$ 424,292,960	$ 487,936,900
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of March 31, 2007
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		31,360,784	36,895,040	42,429,296	48,793,690
Conversion Shares Offered		31,360,784	36,895,040	42,429,296	48,793,690
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 313,608	$ 368,950	$ 424,293	$ 487,937
Plus: Value issued to Foundation	(9)	6,400	7,530	8,659	9,958
Pro Forma Market Capitalization		320,008	376,480	432,952	497,895
Gross Proceeds		313,608	368,950	424,293	487,937
Less: Est. Conversion Expenses		(3,895)	(4,302)	(4,709)	(5,176)
Net Proceeds		309,713	364,648	419,584	482,761
Less: Cash issued to Foundation		(3,000)	(3,000)	(3,000)	(3,000)
Less: ESOP Adjustment	(3)	(25,601)	(30,118)	(34,636)	(39,832)
Less: MRP Adjustment	(3)	(12,800)	(15,059)	(17,318)	(19,916)
Net Proceeds Reinvested		$ 268,312	$ 316,471	$ 364,630	$ 420,013
Estimated Incremental Rate of Return		2.94%	2.94%	2.94%	2.94%
Estimated Incremental Return		$ 7,888	$ 9,304	$ 10,720	$ 12,348
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(512)	(602)	(693)	(797)
Less: Option Expense	(10)	(2,048)	(2,409)	(2,771)	(3,187)
Less: MRP Adjustment	(7)	(1,536)	(1,807)	(2,078)	(2,390)
Pro Forma Net Income		3,792	4,486	5,178	5,974
Earnings Before Conversion		12,355	12,355	12,355	12,355
Earnings Excluding Adjustment		16,147	16,841	17,533	18,329
Earnings Adjustment	(6)	(1,713)	(1,713)	(1,713)	(1,713)
Earnings After Conversion		$ 14,434	$ 15,128	$ 15,820	$ 16,616

Pro Forma Effect of Conversion Proceeds
As of March 31, 2007
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Equity					
Equity at March 31, 2007		$ 170,990	$ 170,990	$ 170,990	$ 170,990
Net Conversion Proceeds		309,713	364,648	419,584	482,761
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		6,400	7,530	8,659	9,958
Less: After Tax Expense of Foundation		(5,640)	(6,318)	(6,995)	(7,775)
Less: ESOP Adjustment	(1)	(25,601)	(30,118)	(34,636)	(39,832)
Less: MRP Adjustment	(2)	(12,800)	(15,059)	(17,318)	(19,916)
Pro Forma Equity		$ 443,062	$ 491,673	$ 540,284	$ 596,186
Less: Intangible	(5)	17,360	17,360	17,360	17,360
Pro Forma Tangible Equity		$ 425,702	$ 474,313	$ 522,924	$ 578,826
Pro Forma Assets					
Total Assets at March 31, 2007		$ 1,292,906	$ 1,292,906	$ 1,292,906	$ 1,292,906
Net Conversion Proceeds		309,713	364,648	419,584	482,761
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		6,400	7,530	8,659	9,958
Less: After Tax Expense of Foundation		(5,640)	(6,318)	(6,995)	(7,775)
Less: ESOP Adjustment	(1)	(25,601)	(30,118)	(34,636)	(39,832)
Less: MRP Adjustment	(2)	(12,800)	(15,059)	(17,318)	(19,916)
Pro-forma Total Assets		1,564,978	1,613,589	1,662,200	1,718,102
Stockholder's Equity Per Share *					
Equity at March 31, 2007		$ 5.34	$ 4.54	$ 3.95	$ 3.43
Estimated Net Proceeds		9.68	9.69	9.69	9.70
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		0.20	0.20	0.20	0.20
Less: After Tax Expense of Foundation		(0.18)	(0.17)	(0.16)	(0.16)
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro Forma Equity Per Share *		13.85	13.06	12.48	11.97
Less: Intangible		0.54	0.46	0.40	0.35
Pro Forma Tangible Equity Per Share *		$ 13.30	$ 12.60	$ 12.08	$ 11.63

Pro Forma Effect of Conversion Proceeds
As of March 31, 2007
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.42	$ 0.36	$ 0.31	$ 0.27
Incremental return Per Share	(8)	0.27	0.27	0.27	0.27
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Option Expense Per Share	(10)	(0.07)	(0.07)	(0.07)	(0.07)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		(0.06)	(0.05)	(0.04)	(0.04)
Pro Forma Earnings Per Share *	(8)	$ 0.49	$ 0.44	$ 0.40	$ 0.36
Shares Utilized for EPS		29,526,071	34,736,555	39,947,038	45,939,093
Pro Forma Ratios					
Price/EPS without Adjustment		18.18	20.41	22.73	25.00
Price/EPS with Adjustment		20.41	22.73	25.00	27.78
Price/Book Value per Share		72.20%	76.57%	80.13%	83.54%
Price/Tangible Book Value		75.19%	79.37%	82.78%	85.98%
Market Value/Assets		20.45%	23.33%	26.05%	28.98%

Shares Calculations					
Shares Sold		31,360,784	36,895,040	42,429,296	48,793,690
Exchange Shares		-	-	-	-
Shares Issued to Foundation		640,016	752,960	865,904	995,789
Shares Outstanding		32,000,800	37,648,000	43,295,200	49,789,479
Less: New ESOP Adjustment		(2,560,064)	(3,011,840)	(3,463,616)	(3,983,158)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	85,335	100,395	115,454	132,772
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		29,526,071	34,736,555	39,947,038	45,939,093
MRP Shares		1,280,032	1,505,920	1,731,808	1,991,579
MRP Shares Amortized this Period		256,006	301,184	346,362	398,316
Option Shares		3,200,080	3,764,800	4,329,520	4,978,947
Option Shares Amortized this Period		640,016	752,960	865,904	995,789
MRP Dilution					
EPS		$ 0.54	$ 0.48	$ 0.43	$ 0.39
Tangible Book Value/Share		$ 13.18	$ 12.50	$ 12.00	$ 11.56
Voting Dilution		-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution					
EPS		$ 0.52	$ 0.47	$ 0.42	$ 0.39
Tangible Book Value/Share		$ 13.00	$ 12.36	$ 11.89	$ 11.48
Voting Dilution		-9.09%	-9.09%	-9.09%	-9.09%
Pro Forma Tang. Equity to Tang. Assets		27.51%	29.71%	31.79%	34.03%
Pro Forma Core ROAA		0.89%	0.91%	0.92%	0.94%
Pro Forma ROAE		3.61%	3.37%	3.18%	3.01%
Pro Forma Core ROAE		3.22%	3.03%	2.87%	2.72%
Earnings Assuming Foundation Expensed		10,507	10,523	10,538	10,554
EPS Assuming Foundation Expensed		$ 0.36	$ 0.30	$ 0.26	$ 0.23

EXHIBIT 13

Northfield Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
March 31, 2007
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	$320,008,000	25.64						
	$376,480,000	29.41	58.40	52.90	50.61	40.20	53.72	50.70
	$432,952,000	33.33						
	$497,894,790	37.04						
Price-to-Book Ratio P/B	$320,008,000	111.11%						
	$376,480,000	121.80%	193.52%	186.07%	180.52%	176.50%	189.11%	181.30%
	$432,952,000	131.06%						
	$497,894,790	140.25%						
Price-to-Tangible Book Ratio P/TB	$320,008,000	118.20%						
	$376,480,000	129.03%	207.60%	190.65%	190.63%	179.05%	198.54%	183.92%
	$432,952,000	138.31%						
	$497,894,790	147.49%						
Price-to-Assets Ratio P/A	$320,008,000	22.70%						
	$376,480,000	26.31%	26.94%	23.98%	40.59%	23.22%	31.41%	25.84%
	$432,952,000	29.81%						
	$497,894,790	33.72%						

Valuation Parameters

Parameter	Symbol		Value
Twelve Months Ended	Y		
Period Ended March 31, 2007		$	12,355 (1)
Pre-Conversion Book Value	B		
As of March 31, 2007		$	170,990
Pre-Conversion Assets	A		
As of March 31, 2007		$	1,292,906
Return on Money	R		2.94% (2)
Conversion Expenses		$	2,768
	X		1.71% (3)
Proceeds Not Invested		$	22,137 (4)
Estimated ESOP Borrowings			14,758
ESOP Purchases	E		8.00% (5)
Cost of ESOP Borrowings			$492 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		30 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	7,379 (6)
MRP Purchases	M		4.00%
MRP Expense		$	1,476
Stock Foundation Amount - Fixed		$	-
Stock Foundation Amount - Variable		$	17,511
Stock Foundation Amount	F		4.65%
Tax Rate	TAX		40.00%
Percentage Sold	PCT		43.88%
Tax Benefit	Z		$0
Earnings Multiple			12

(1) Net income for the twelve months ended March 31, 2007.
(2) Net Return assumes a reinvestment rate of 4.90 percent (the 1 year Treasury at March 31, 2007), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 30 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = \$161,886,400

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = \$161,886,400

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = \$161,886,400

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $320,008,000 at 43%	13,760,344	$10.00	$137,603,440
Appraised Value - $376,480,000 at 43%	16,188,640	$10.00	$161,886,400
Appraised Value - $432,952,000 at 43%	18,616,936	$10.00	$186,169,360
Appraised Value - $497,894,790 at 43%	21,409,476	$10.00	$214,094,760

Pro Forma Effect of Conversion Proceeds
As of March 31, 2007

		$ 320,008,000 Independent Valuation	$ 376,480,000 Independent Valuation	$ 432,952,000 Independent Valuation	$ 497,894,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		43.00%	43.00%	43.00%	43.00%
Minority Shares		13,760,344	16,188,640	18,616,936	21,409,476
Conversion Proceeds		32,001	37,648	43,295	49,789
Shares Offered		13,760	16,189	18,617	21,409
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$ 137,603	$ 161,886	$ 186,169	$ 214,095
Plus: Value issued to Foundation	(9)	6,400	7,530	8,659	9,958
Pro Forma Market Capitalization		144,003	169,416	194,828	224,053
Gross Proceeds		137,603	161,886	186,169	214,095
Less: Est. Conversion Expenses		(2,592)	(2,768)	(2,945)	(3,148)
Net Proceeds		135,011	159,118	183,224	210,947
Less: Capital to MHC		-	-	-	-
Less: Cash to Foundation		(3,000)	(3,000)	(3,000)	(3,000)
Less: ESOP Adjustment	(3)	(12,544)	(14,758)	(16,972)	(19,517)
Less: MRP Adjustment	(3)	(6,272)	(7,379)	(8,486)	(9,759)
Net Proceeds Reinvested		$ 113,195	$ 133,981	$ 154,766	$ 178,671
Estimated Incremental Rate of Return		2.94%	2.94%	2.94%	2.94%
Estimated Incremental Return		$ 3,328	$ 3,939	$ 4,550	$ 5,253
Less: Interest Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(251)	(295)	(339)	(390)
Less: Option Expense	(10)	(1,004)	(1,181)	(1,358)	(1,561)
Less: Amortization of MRP	(8)	(753)	(885)	(1,018)	(1,171)
Pro-forma Net Income		1,320	1,578	1,835	2,131
Earnings Before Conversion		12,355	12,355	12,355	12,355
Earnings Excluding Adjustment		13,675	13,933	14,190	14,486
Earnings Adjustment	(6)	(1,713)	(1,713)	(1,713)	(1,713)
Earnings After Conversion		$ 11,962	$ 12,220	$ 12,477	$ 12,773

Pro Forma Effect of Conversion Proceeds
As of March 31, 2007

		$ 320,008,000 Independent Valuation	$ 376,480,000 Independent Valuation	$ 432,952,000 Independent Valuation	$ 497,894,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Equity					
Equity at March 31, 2007		$ 170,990	$ 170,990	$ 170,990	$ 170,990
Net Conversion Proceeds		135,011	159,118	183,224	210,947
Plus: Value issued to the Foundation		6,400	7,530	8,659	9,958
Less: After Tax cost of Foundation		(5,640)	(6,318)	(6,995)	(7,775)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(12,544)	(14,758)	(16,972)	(19,517)
Less: MRP Adjustment	(2)	(6,272)	(7,379)	(8,486)	(9,759)
Pro-forma Equity		$ 287,945	$ 309,183	$ 330,420	$ 354,844
Less: Intangible	(5)	17,360	17,360	17,360	17,360
Pro-forma Tangible Equity		$ 270,585	$ 291,823	$ 313,060	$ 337,484
Pro-forma Assets					
Total Assets at March 31, 2007		$ 1,292,906	$ 1,292,906	$ 1,292,906	$ 1,292,906
Net Conversion Proceeds		135,011	159,118	183,224	210,947
Plus: Value issued to the Foundation		6,400	7,530	8,659	9,958
Less: After Tax cost of Foundation		(5,640)	(6,318)	(6,995)	(7,775)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(12,544)	(14,758)	(16,972)	(19,517)
Less: MRP Adjustment	(2)	(6,272)	(7,379)	(8,486)	(9,759)
Pro-forma Total Assets		$ 1,409,861	$ 1,431,099	$ 1,452,336	$ 1,476,760
Stockholder's Equity Per Share *					
Equity at March 31, 2007		$ 5.34	$ 4.54	$ 3.95	$ 3.43
Estimated Net Proceeds		4.22	4.23	4.23	4.24
Plus: Value issued to the Foundation		0.20	0.20	0.20	0.20
Less: After Tax cost of Foundation		(0.18)	(0.17)	(0.16)	(0.16)
Less: ESOP Stock		(0.39)	(0.39)	(0.39)	(0.39)
Less: MRP Stock		(0.20)	(0.20)	(0.20)	(0.20)
Pro-forma Equity Per Share *		9.00	8.21	7.63	7.13
Less: Intangible		0.54	0.46	0.40	0.35
Pro-forma Tangible Equity Per Share *		$ 8.46	$ 7.75	$ 7.23	$ 6.78

Pro Forma Effect of Conversion Proceeds
As of March 31, 2007

		$ 320,008,000 Independent Valuation	$ 376,480,000 Independent Valuation	$ 432,952,000 Independent Valuation	$ 497,894,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.40	$ 0.34	$ 0.30	$ 0.26
Incremental return Per Share	(8)	0.11	0.11	0.11	0.11
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)
Option Expense Per Share	(10)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Normalizing Adjustment Per Share		(0.06)	(0.05)	(0.04)	(0.04)
Pro Forma Earnings Per Share *	(8)	$ 0.39	$ 0.34	$ 0.30	$ 0.27
Shares Utilized for EPS	(8)	30,788,183	36,221,392	41,654,601	47,902,790
Pro-forma Ratios					
Price/EPS without Adjustment		22.22	25.64	29.41	32.26
Price/EPS with Adjustment		25.64	29.41	33.33	37.04
Price/Book Value per Share		111.11%	121.80%	131.06%	140.25%
Price/Tangible Book Value		118.20%	129.03%	138.31%	147.49%
Market Value/Assets		22.70%	26.31%	29.81%	33.72%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.

(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.

(3) Consists of ESOP and MRP amortization.

(4) The ESOP loan is from the Holding Company and therefore, there are no costs.

(5) .

(6) Retirement package for former President, gains on sale of branches and securities. tax impacted at 40%.

(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 40%.

(8) All EPS computations are done in accordance with SOP 93-6.

(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered		13,760	16,189	18,617	21,409
Price Per Share		10	10	10	10
Gross Proceeds		137,603	161,886	186,169	214,095
Estimated Insider Purchases		-4,200	-4,200	-4,200	-4,200
ESOP Purchases		-12,544	-14,758	-16,972	-19,517
Proceeds to Base Fee On		120,859	142,928	164,997	190,378
Underwriters Percentage		0.80%	0.80%	0.80%	0.80%
Underwriters Fee		967	1,143	1,320	1,523
Other Expense		1,625	1,625	1,625	1,625
Total Expense		2,592	2,768	2,945	3,148
Share Calculations					
Shares Sold		13,760,344	16,188,640	18,616,936	21,409,476
Shares Issued to MHC		17,600,440	20,706,400	23,812,360	27,384,214
Shares Issued to Foundation		640,016	752,960	865,904	995,789
Shares Outstanding		32,000,800	37,648,000	43,295,200	49,789,479
Less: New ESOP Adjustment		(1,254,431)	(1,475,801)	(1,697,171)	(1,951,747)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	41,814	49,193	56,572	65,058
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		30,788,183	36,221,392	41,654,601	47,902,790
MRP Shares		627,215	737,900	848,585	975,873
MRP Shares Amortized this Period		125,443	147,580	169,717	195,175
Option Shares		1,568,039	1,844,752	2,121,464	2,439,684
Option Shares Amortized this Period		313,608	368,950	424,293	487,937

MRP Dilution				
EPS	$ 0.44	$ 0.38	$ 0.34	$ 0.30
BV/Share	$ 8.49	$ 7.79	$ 7.28	$ 6.84
Voting Dilution	-1.92%	-1.92%	-1.92%	-1.92%
Option Dilution				
EPS	$ 0.44	$ 0.38	$ 0.34	$ 0.30
BV/Share	$ 8.53	$ 7.86	$ 7.36	$ 6.93
Voting Dilution	-4.67%	-4.67%	-4.67%	-4.67%
Pro Forma Tang. Equity to Tang. Assets	19.43%	20.64%	21.82%	23.12%
Pro Forma Core ROAA	0.83%	0.84%	0.84%	0.85%
Pro Forma ROAE	4.98%	4.71%	4.47%	4.24%
Pro Forma Core ROAE	4.35%	4.13%	3.93%	3.74%
Earnings Assuming Foundation Expensed	8,035	7,615	7,195	6,711
EPS Assuming Foundation Expensed	$ 0.26	$ 0.21	$ 0.17	$ 0.14

EXHIBIT 14

Northfield Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$320,008,000	25.00						
Price-Core Earnings Ratio P/E	$376,480,000	29.41	58.40	52.90	50.61	40.20	53.72	50.70
	$432,952,000	33.33						
	$497,894,790	37.04						
	$320,008,000	113.90%						
Price-to-Book Ratio P/B	$376,480,000	124.53%	193.52%	186.07%	180.52%	176.50%	189.11%	181.30%
	$432,952,000	133.87%						
	$497,894,790	143.06%						
	$320,008,000	121.36%						
Price-to-Tangible Book Ratio P/TB	$376,480,000	132.10%	207.60%	190.65%	190.63%	179.05%	198.54%	183.92%
	$432,952,000	141.44%						
	$497,894,790	150.60%						
	$320,008,000	22.67%						
Price-to-Assets Ratio P/A	$376,480,000	26.27%	26.94%	23.98%	40.59%	23.22%	31.41%	25.84%
	$432,952,000	29.77%						
	$497,894,790	33.67%						

Valuation Parameters

Parameter	Symbol		Value	Note
Twelve Months Ended	Y			
Period Ended December 31, 2006		$	10,842	(1)
Pre-Conversion Book Value	B			
As of December 31, 2006		$	163,994	
Pre-Conversion Assets	A			
As of December 31, 2006		$	1,294,747	
Return on Money	R		2.94%	(2)
Conversion Expenses		$	2,768	
	X		1.71%	(3)
Proceeds Not Invested		$	22,137	(4)
Estimated ESOP Borrowings			14,758	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$492	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		30 Years	
Amort of MRP Amount	N		5 Years	
Estimated MRP Amount		$	7,379	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	1,476	
Stock Foundation Amount - Fixed		$	-	
Stock Foundation Amount - Variable		$	17,511	
Stock Foundation Amount	F		4.65%	
Tax Rate	TAX		40.00%	
Percentage Sold	PCT		43.88%	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended March 31, 2007.
(2) Net Return assumes a reinvestment rate of 4.90 percent (the 1 year Treasury at March 31, 2007), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 30 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $161,886,400

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $161,886,400

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $161,886,400

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $320,008,000 at 43%	13,760,344	$10.00	$137,603,440
Appraised Value - $376,480,000 at 43%	16,188,640	$10.00	$161,886,400
Appraised Value - $432,952,000 at 43%	18,616,936	$10.00	$186,169,360
Appraised Value - $497,894,790 at 43%	21,409,476	$10.00	$214,094,760

Pro Forma Effect of Conversion Proceeds
As of December 31, 2006

		$ 320,008,000 Independent Valuation	$ 376,480,000 Independent Valuation	$ 432,952,000 Independent Valuation	$ 497,894,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		43%	43%	43%	43%
Minority Shares		13,760,344	16,188,640	18,616,936	21,409,476
Conversion Proceeds		32,001	37,648	43,295	49,789
Shares Offered		13,760	16,189	18,617	21,409
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$ 137,603	$ 161,886	$ 186,169	$ 214,095
Plus: Value issued to Foundation	(9)	6,400	7,530	8,659	9,958
Pro Forma Market Capitalization		144,003	169,416	194,828	224,053
Gross Proceeds		137,603	161,886	186,169	214,095
Less: Est. Conversion Expenses		(2,592)	(2,768)	(2,945)	(3,148)
Net Proceeds		135,011	159,118	183,224	210,947
Less: Capital to MHC		-	-	-	-
Less: Cash to Foundation		(3,000)	(3,000)	(3,000)	(3,000)
Less: ESOP Adjustment	(3)	(12,544)	(14,758)	(16,972)	(19,517)
Less: MRP Adjustment	(3)	(6,272)	(7,379)	(8,486)	(9,759)
Net Proceeds Reinvested		$ 113,195	$ 133,981	$ 154,766	$ 178,671
Estimated Incremental Rate of Return		2.94%	2.94%	2.94%	2.94%
Estimated Incremental Return		$ 3,328	$ 3,939	$ 4,550	$ 5,253
Less: Interest Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(251)	(295)	(339)	(390)
Less: Option Expense	(10)	(1,004)	(1,181)	(1,358)	(1,561)
Less: Amortization of MRP	(8)	(753)	(885)	(1,018)	(1,171)
Pro-forma Net Income		1,320	1,578	1,835	2,131
Earnings Before Conversion		10,842	10,842	10,842	10,842
Earnings Excluding Adjustment		12,162	12,420	12,677	12,973
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 12,162	$ 12,420	$ 12,677	$ 12,973

Pro Forma Effect of Conversion Proceeds
As of December 31, 2006

	Note	$ 320,008,000 Independent Valuation	$ 376,480,000 Independent Valuation	$ 432,952,000 Independent Valuation	$ 497,894,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Equity					
Equity at March 31, 2007		$ 163,994	$ 163,994	$ 163,994	$ 163,994
Net Conversion Proceeds		135,011	159,118	183,224	210,947
Plus: Value issued to the Foundation		6,400	7,530	8,659	9,958
Less: After Tax cost of Foundation		(5,640)	(6,318)	(6,995)	(7,775)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(12,544)	(14,758)	(16,972)	(19,517)
Less: MRP Adjustment	(2)	(6,272)	(7,379)	(8,486)	(9,759)
Pro-forma Equity		$ 280,949	$ 302,187	$ 323,424	$ 347,848
Less: Intangible	(5)	17,360	17,360	17,360	17,360
Pro-forma Tangible Equity		$ 263,589	$ 284,827	$ 306,064	$ 330,488
Pro-forma Assets					
Total Assets at March 31, 2007		$ 1,294,747	$ 1,294,747	$ 1,294,747	$ 1,294,747
Net Conversion Proceeds		135,011	159,118	183,224	210,947
Plus: Value issued to the Foundation		6,400	7,530	8,659	9,958
Less: After Tax cost of Foundation		(5,640)	(6,318)	(6,995)	(7,775)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(12,544)	(14,758)	(16,972)	(19,517)
Less: MRP Adjustment	(2)	(6,272)	(7,379)	(8,486)	(9,759)
Pro-forma Total Assets		$ 1,411,702	$ 1,432,940	$ 1,454,177	$ 1,478,601
Stockholder's Equity Per Share *					
Equity at March 31, 2007		$ 5.12	$ 4.36	$ 3.79	$ 3.29
Estimated Net Proceeds		4.22	4.23	4.23	4.24
Plus: Value issued to the Foundation		0.20	0.20	0.20	0.20
Less: After Tax cost of Foundation		(0.18)	(0.17)	(0.16)	(0.16)
Less: ESOP Stock		(0.39)	(0.39)	(0.39)	(0.39)
Less: MRP Stock		(0.20)	(0.20)	(0.20)	(0.20)
Pro-forma Equity Per Share *		8.78	8.03	7.47	6.99
Less: Intangible		0.54	0.46	0.40	0.35
Pro-forma Tangible Equity Per Share *		$ 8.24	$ 7.57	$ 7.07	$ 6.64

Pro Forma Effect of Conversion Proceeds
As of December 31, 2006

		$ 320,008,000 Independent Valuation	$ 376,480,000 Independent Valuation	$ 432,952,000 Independent Valuation	$ 497,894,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.35	$ 0.30	$ 0.26	$ 0.23
Incremental return Per Share	(8)	0.11	0.11	0.11	0.11
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)
Option Expense Per Share	(10)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share *	(8)	$ 0.40	$ 0.34	$ 0.30	$ 0.27
Shares Utilized for EPS	(8)	30,788,183	36,221,392	41,654,601	47,902,790
Pro-forma Ratios					
Price/EPS without Adjustment		25.00	29.41	33.33	37.04
Price/EPS with Adjustment		25.00	29.41	33.33	37.04
Price/Book Value per Share		113.90%	124.53%	133.87%	143.06%
Price/Tangible Book Value		121.36%	132.10%	141.44%	150.60%
Market Value/Assets		22.67%	26.27%	29.77%	33.67%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.

(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.

(3) Consists of ESOP and MRP amortization.

(4) The ESOP loan is from the Holding Company and therefore, there are no costs

(5) .

(6) Not applicable.

(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 40%.

(8) All EPS computations are done in accordance with SOP 93-6.

(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered		13,760	16,189	18,617	21,409
Price Per Share		10	10	10	10
Gross Proceeds		137,603	161,886	186,169	214,095
Estimated Insider Purchases		-4,200	-4,200	-4,200	-4,200
ESOP Purchases		-12,544	-14,758	-16,972	-19,517
Proceeds to Base Fee On		120,859	142,928	164,997	190,378
Underwriters Percentage		0.80%	0.80%	0.80%	0.80%
Underwriters Fee		967	1,143	1,320	1,523
Advisory Fee		1,625	1,625	1,625	1,625
Total Expense		2,592	2,768	2,945	3,148
Share Calculations					
Shares Sold		13,760,344	16,188,640	18,616,936	21,409,476
Shares Issued to MHC		17,600,440	20,706,400	23,812,360	27,384,214
Shares Issued to Foundation		640,016	752,960	865,904	995,789
Shares Outstanding		32,000,800	37,648,000	43,295,200	49,789,479
Less: New ESOP Adjustment		(1,254,431)	(1,475,801)	(1,697,171)	(1,951,747)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	41,814	49,193	56,572	65,058
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		30,788,183	36,221,392	41,654,601	47,902,790
MRP Shares		627,215	737,900	848,585	975,873
MRP Shares Amortized this Period		125,443	147,580	169,717	195,175
Option Shares		1,568,039	1,844,752	2,121,464	2,439,684
Option Shares Amortized this Period		313,608	368,950	424,293	487,937

MRP Dilution				
EPS	$ 0.39	$ 0.34	$ 0.30	$ 0.27
BV/Share	$ 8.80	$ 8.06	$ 7.52	$ 7.04
TBV/Share	$ 8.27	$ 7.61	$ 7.13	$ 6.70
Voting Dilution	-1.92%	-1.92%	-1.92%	-1.92%
Option Dilution				
EPS	$ 0.39	$ 0.34	$ 0.30	$ 0.27
BV/Share	$ 8.32	$ 7.68	$ 7.21	$ 6.79
Voting Dilution	-4.67%	-4.67%	-4.67%	-4.67%
Pro Forma Tang. Equity to Tang. Assets	18.90%	20.12%	21.30%	22.62%
Pro Forma Core ROAA	NA	NA	NA	NA
Pro Forma ROAE	4.48%	4.24%	4.04%	3.83%
Pro Forma Core ROAE	NA	NA	NA	NA
Earnings Assuming Foundation Expensed	6,522	6,102	5,682	5,198
EPS Assuming Foundation Expensed	$ 0.21	$ 0.17	$ 0.14	$ 0.11

EXHIBIT 15

Northfield Bancorp, Inc.
Pro Forma Analysis Sheet - Three Months Ended
March 31, 2007
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	$320,008,000	15.63						
	$376,480,000	17.86	58.40	52.90	50.61	40.20	53.72	50.70
	$432,952,000	20.83						
	$497,894,790	22.73						
Price-to-Book Ratio P/B	$320,008,000	111.11%						
	$376,480,000	121.80%	193.52%	186.07%	180.52%	176.50%	189.11%	181.30%
	$432,952,000	131.06%						
	$497,894,790	140.25%						
Price-to-Tangible Book Ratio P/TB	$320,008,000	118.20%						
	$376,480,000	129.03%	207.60%	190.65%	190.63%	179.05%	198.54%	183.92%
	$432,952,000	138.31%						
	$497,894,790	147.49%						
Price-to-Assets Ratio P/A	$320,008,000	22.70%						
	$376,480,000	26.31%	26.94%	23.98%	40.59%	23.22%	31.41%	25.84%
	$432,952,000	29.81%						
	$497,894,790	33.72%						

Valuation Parameters

Parameter	Symbol		Value
Three Months Ended Period Ended March 31, 2007	Y	$	4,693 (1)
Pre-Conversion Book Value As of March 31, 2007	B	$	170,990
Pre-Conversion Assets As of March 31, 2007	A	$	1,292,906
Return on Money	R		2.94% (2)
Conversion Expenses		$	2,768
	X		1.71% (3)
Proceeds Not Invested		$	22,137 (4)
Estimated ESOP Borrowings			14,758
ESOP Purchases	E		8.00% (5)
Cost of ESOP Borrowings			$492 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		30 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	7,379 (6)
MRP Purchases	M		4.00%
MRP Expense		$	1,476
Stock Foundation Amount - Fixed		$	-
Stock Foundation Amount - Variable		$	17,511
Stock Foundation Amount	F		4.65%
Tax Rate	TAX		40.00%
Percentage Sold	PCT		43.88%
Tax Benefit	Z		$0
Earnings Multiple			1

(1) Net income for the twelve months ended March 31, 2007.

(2) Net Return assumes a reinvestment rate of 4.90 percent (the 1 year Treasury at March 31, 2007), and a tax rate of 40%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) Includes Stock from ESOP and MRP

(5) Assumes ESOP is amortized straight line over 30 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $161,886,400

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $161,886,400

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $161,886,400

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $320,008,000 at 43%	13,760,344	$10.00	$137,603,440
Appraised Value - $376,480,000 at 43%	16,188,640	$10.00	$161,886,400
Appraised Value - $432,952,000 at 43%	18,616,936	$10.00	$186,169,360
Appraised Value - $497,894,790 at 43%	21,409,476	$10.00	$214,094,760

Pro Forma Effect of Conversion Proceeds
As of March 31, 2007

		$ 320,008,000 Independent Valuation	$ 376,480,000 Independent Valuation	$ 432,952,000 Independent Valuation	$ 497,894,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		43%	43%	43%	43%
Minority Shares		13,760,344	16,188,640	18,616,936	21,409,476
Conversion Proceeds		32,001	37,648	43,295	49,789
Shares Offered		13,760	16,189	18,617	21,409
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$ 137,603	$ 161,886	$ 186,169	$ 214,095
Plus: Value issued to Foundation	(9)	6,400	7,530	8,659	9,958
Pro Forma Market Capitalization		144,003	169,416	194,828	224,053
Gross Proceeds		137,603	161,886	186,169	214,095
Less: Est. Conversion Expenses		(2,592)	(2,768)	(2,945)	(3,148)
Net Proceeds		$ 135,011	$ 159,118	$ 183,224	$ 210,947
Less: Capital to MHC		-	-	-	-
Less: Cash to Foundation		(3,000)	(3,000)	(3,000)	(3,000)
Less: ESOP Adjustment	(3)	(12,544)	(14,758)	(16,972)	(19,517)
Less: MRP Adjustment	(3)	(6,272)	(7,379)	(8,486)	(9,759)
Net Proceeds Reinvested		$ 113,195	$ 133,981	$ 154,766	$ 178,671
Estimated Incremental Rate of Return		2.94%	2.94%	2.94%	2.94%
Estimated Incremental Return		$ 832	$ 985	$ 1,138	$ 1,313
Less: Interest Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(63)	(74)	(85)	(98)
Less: Option Expense	(10)	(251)	(295)	[illegible]	(390)
Less: Amortization of MRP	(8)	(188)	(221)	(255)	(293)
Pro-forma Net Income		330	395	459	532
Earnings Before Conversion		4,693	4,693	4,693	4,693
Earnings Excluding Adjustment		5,023	5,088	5,152	5,225
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 5,023	$ 5,088	$ 5,152	$ 5,225

Pro Forma Effect of Conversion Proceeds
As of March 31, 2007

	Note	$ 320,008,000 Independent Valuation	$ 376,480,000 Independent Valuation	$ 432,952,000 Independent Valuation	$ 497,894,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Equity					
Equity at March 31, 2007		$ 170,990	$ 170,990	$ 170,990	$ 170,990
Net Conversion Proceeds		135,011	159,118	183,224	210,947
Plus: Value issued to the Foundation		6,400	7,530	8,659	9,958
Less: After Tax cost of Foundation		(5,640)	(6,318)	(6,995)	(7,775)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(12,544)	(14,758)	(16,972)	(19,517)
Less: MRP Adjustment	(2)	(6,272)	(7,379)	(8,486)	(9,759)
Pro-forma Equity		$ 287,945	$ 309,183	$ 330,420	$ 354,844
Less: Intangible	(5)	17,360	17,360	17,360	17,360
Pro-forma Tangible Equity		$ 270,585	$ 291,823	$ 313,060	$ 337,484
Pro-forma Assets					
Total Assets at March 31, 2007		$ 1,292,906	$ 1,292,906	$ 1,292,906	$ 1,292,906
Net Conversion Proceeds		135,011	159,118	183,224	210,947
Plus: Value issued to the Foundation		6,400	7,530	8,659	9,958
Less: After Tax cost of Foundation		(5,640)	(6,318)	(6,995)	(7,775)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(12,544)	(14,758)	(16,972)	(19,517)
Less: MRP Adjustment	(2)	(6,272)	(7,379)	(8,486)	(9,759)
Pro-forma Total Assets		$ 1,409,861	$ 1,431,099	$ 1,452,336	$ 1,476,760
Stockholder's Equity Per Share *					
Equity at March 31, 2007		$ 5.34	$ 4.54	$ 3.95	$ 3.43
Estimated Net Proceeds		4.22	4.23	4.23	4.24
Plus: Value issued to the Foundation		0.20	0.20	0.20	0.20
Less: After Tax cost of Foundation		(0.18)	(0.17)	(0.16)	(0.16)
Less: ESOP Stock		(0.39)	(0.39)	(0.39)	(0.39)
Less: MRP Stock		(0.20)	(0.20)	(0.20)	(0.20)
Pro-forma Equity Per Share *		9.00	8.21	7.63	7.13
Less: Intangible		0.54	0.46	0.40	0.35
Pro-forma Tangible Equity Per Share *		$ 8.46	$ 7.75	$ 7.23	$ 6.78

Pro Forma Effect of Conversion Proceeds
As of March 31, 2007

		$ 320,008,000 Independent Valuation	$ 376,480,000 Independent Valuation	$ 432,952,000 Independent Valuation	$ 497,894,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.15	$ 0.13	$ 0.11	$ 0.10
Incremental return Per Share	(8)	0.03	0.03	0.03	0.03
ESOP Adjustment Per Share	(8)	-	-	-	-
Option Expense Per Share	(10)	(0.01)	(0.01)	(0.01)	(0.01)
MRP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share *	(8)	$ 0.16	$ 0.14	$ 0.12	$ 0.11
Shares Utilized for EPS	(8)	30,756,823	36,184,497	41,612,172	47,853,997
Pro-forma Ratios					
Price/EPS without Adjustment		15.63	17.86	20.83	22.73
Price/EPS with Adjustment		15.63	17.86	20.83	22.73
Price/Book Value per Share		111.11%	121.80%	131.06%	140.25%
Price/Tangible Book Value		118.20%	129.03%	138.31%	147.49%
Market Value/Assets		22.70%	26.31%	29.81%	33.72%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) .
(6) Not applicable.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.
(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered		13,760	16,189	18,617	21,409	
Price Per Share		10	10	10	10	
Gross Proceeds		137,600	161,890	186,170	214,090	
Estimated Insider Purchases		-4,200	-4,200	-4,200	-4,200	
ESOP Purchases		-12,544	-14,758	-16,972	-19,517	
Proceeds to Base Fee On		120,856	142,932	164,998	190,373	
Underwriters Percentage		0.80%	0.80%	0.80%	0.80%	
Underwriters Fee		967	1,143	1,320	1,523	
Other Expenses		1,625	1,625	1,625	1,625	
Total Expense		2,592	2,768	2,945	3,148	
Share Calculations						
Shares Sold		13,760,344	16,188,640	18,616,936	21,409,476	43.00%
Shares Issued to MHC		17,600,440	20,706,400	23,812,360	27,384,214	55.00%
Shares Issued to Foundation		640,016	752,960	865,904	995,789	2.00%
Shares Outstanding		32,000,800	37,648,000	43,295,200	49,789,479	
Less: New ESOP Adjustment		(1,254,431)	(1,475,801)	(1,697,171)	(1,951,747)	
Less: Old ESOP Adjustment	(1)	-	-	-	-	
Plus: New SOP 93-6 ESOP Shares	(2)	10,454	12,298	14,143	16,265	
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-	
Shares for all EPS Calculations		30,756,823	36,184,497	41,612,172	47,853,997	
MRP Shares		627,215	737,900	848,585	975,873	
MRP Shares Amortized this Period		31,361	36,895	42,429	48,794	
Option Shares		1,568,039	1,844,752	2,121,464	2,439,684	
Option Shares Amortized this Period		78,402	92,238	106,073	121,984	

MRP Dilution				
EPS	$	$ 0.14	$ 0.12	$ 0.11
BV/Share	$ 9.02	$ 8.25	$ 7.68	$ 7.18
TBV/Share	$ 8.49	$ 7.79	$ 7.28	$ 6.84
Voting Dilution	-1.92%	-1.92%	-1.92%	-1.92%
Option Dilution				
EPS	$ 0.16	$ 0.14	$ 0.12	$ 0.11
BV/Share	$ 8.53	$ 7.86	$ 7.36	$ 6.93
Voting Dilution	-4.67%	-4.67%	-4.67%	-4.67%
Pro Forma Tang. Equity to Tang. Assets	19.43%	20.64%	21.82%	23.12%
Pro Forma Core ROAA	NA	NA	NA	NA
Pro Forma ROAE	7.12%	6.71%	6.35%	5.99%
Pro Forma Core ROAE	NA	NA	NA	NA
Earnings Assuming Foundation Expensed	(617)	(1,230)	(1,843)	(2,550)
EPS Assuming Foundation Expensed	$ (0.02)	$ (0.03)	$ (0.04)	$ (0.05)

END